UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

                    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR

                     ENDED DECEMBER 31, 2002.

OR

                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE

                    TRANSITION PERIOD FROM _________________ TO _________________.

Commission file number: __________

AMERICAN NEVADA GOLD CORP.

 (Exact name of registrant as specified in its charter)

Province of British Columbia

(Jurisdiction of incorporation or organization)

925 West Georgia Street, Suite 1304, Vancouver, British Columbia, Canada, V6C 3L2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Number of outstanding shares of each of the Corporation's classes of capital or common stock as of the period covered by the registration statement. As at December 31, 2002 and March 31, 2003, there were 23,812,916 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Not Applicable

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X

Item 18

GLOSSARY OF TERMS		3

NOTE REGARDING FORWARD-LOOKING STATEMENTS		5

REFERENCE INFORMATION		5

PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3.	KEY INFORMATION		6
A.	Selected Financial Data	6
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use of Proceeds	8
D.	Risk Factors	8
ITEM 4.	INFORMATION ON THE COMPANY		13
A.	History and Development of the Company	13
	Name and Incorporation	13
	History of the Company	14
	Significant Acquisitions and Dispositions	14
B.	Business Overview	15
PHASE I - PAMLICO PROPERTY			20
PHASE II - PAMLICO PROPERTY			21
PHASE I - GOLD BAR PROPERTY			21
PHASE II - GOLD BAR PROPERTY			21
C.	Organizational Structure	21
D.	Property, Plants and Equipment	22
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		22
A.	Operating Results	22
B.	Liquidity and Capital Resources	23
C.	Reseach and Development, Patents and Licenses, Etc.	24
D.	Trend Information	24
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		24
A.	Directors and Senior Management	24
B.	Compensation	27
C.	Board Practices	30
D.	Employees	30
E.	Share Ownership	31
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		31
A.	Major Shareholders	31
B.	Related Party Transactions	32
C.	Interests of Experts and Counsel	33
ITEM 8.	FINANCIAL INFORMATION		33
A.	Statements and Other Financial Information	33
B.	Significant Changes	34
ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details	34
B.	Plan of Distribution	35
C.	Markets	35
D.	Selling Shareholders	35

            -i-

E.	Dilution	36
F.	Expenses of the Issue	36
ITEM 10.	ADDITIONAL INFORMATION		36
A.	Share Capital	36
B.	Memorandum and Articles of Association	36
C.	Material Contracts	41
D.	Exchange Controls	41
E.	Taxation	44
F.	Dividends and Paying Agents	52
G.	Statements by Experts	52
H.	Documents on Display	52
I.	Subsidiary Information	52
ITEM 11.	QUANTITATIVE AND QUA LITATIVE DISCLOSURES ABOUT MARKET RISK		52
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		52
PART II		52
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		52
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS			52
ITEM 15. RESERVED			53
ITEM 16. RESERVED			53
PART III		53
ITEM 17.	FINANCIAL STATEMENTS		53
ITEM 18.	FINANCIAL STATEMENTS		53
ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS		53
CERTIFICATIONS			56

-ii-

GLOSSARY OF TERMS

ABG	American Bonanza Gold Mining Corp.
Board	Board of Directors of the Corporation.
Company Act	The Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act.
Directors	the Directors of American Nevada Gold Corp., formerly Mask Resources Inc.
Exchange	means the TSX Venture Exchange Inc., formerly the Canadian Venture Exchange.
g/t	Grams per tonne.
GAAP	Generally accepted accounting principles.
GIS	Geographic information systems, a type of software which analyses geological data.
high-grade	More than 34 grams of gold per tonne or more than one troy ounce of gold per tonne.
ICA	Investments Canada Act.
IP	Induced polarization survey
Mag	Magnetic survey which measures the fluctuation in the earth's magnetic field caused by occurrence of naturally magnetic minerals in the earth.
NSR	Net smelter royalty, or, the amount payable from the precious metal produced by the mine after smeltering has removed most of the impurities
opt	Troy ounces per short ton of gold unless indicated to be another metal
Precious metals	Gold, platinum, silver and palladium
Resource

A concentration or occurrence of natural material of intrinsic economic interest in or on the earth's crust in such form and quantity and such a grade or quality that is has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

The Company or American Nevada	American Nevada Gold Corp. (formerly Mask Resources Inc.), a corporation incorporated pursuant to the Business Corporations Act (British Columbia).
Ton	Short ton which measures 2,000 pounds

Tonne	Metric ton which measures 2,204.6 pounds or 1000 kilograms
VLF-EM	Very low frequency electro-magnetic survey which measures the conductive field about any conductive metallic elements
Vulcan	A mine planning software program by Maptek.
WTO	World Trade Organization.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Registration Statement constitutes "forward-looking statements."  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Such statements are included, among other places, in this document under the headings "Key Information", "Information on the Company" and "Operating and Financial Review and Prospects."

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

Certain forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors which could affect the operation or financial results of American Nevada Gold Corp. are included in this document under the heading "Key Information - Risk Factors".

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates "the Company", "the Corporation", "we", "us", "our Company" refers to American Nevada Gold Corp.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22,1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange). However, trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company does not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The business of the Company was that of mineral exploration. The Company is engaged directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Company is located at Suite 2101-1111 West Georgia St., Vancouver, BC V6E 4M3.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and reconciled for material measurement differences to accounting principles generally accepted in the United States ("U.S. GAAP"). Set forth in the following table are selected financial data with respect to the Company's financial condition and results of operation for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The selected financial and operating information as at December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2000, 1999 and 1998 and for the years ended December 31, 2000, 1999 and 1998 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2002	2001	2000	1999	1998
Interest Revenue
Canadian GAAP	$ 877	$ Nil	$ Nil	$ 41	$ 11,060
U.S. GAAP	$ 877	$ Nil	$ Nil	$ N/A	$ N/A
Total Assets
Canadian GAAP	$ 907,793	$ 2,753	$ 4,283	$ 30,708	$ 11,399
U.S. GAAP	$ 907,793	$ 2,753	$ N/A	$ N/A	$ N/A
Net (Income)/Loss
Canadian GAAP	$ 274,962	$ 31,533	$ 58,614	$ 119,536	$ 100,834
U.S. GAAP	$ 274,962	$ 31,533	$ 58,614	$ N/A	$ N/A
Shareholders' Equity
Canadian GAAP	$ 901,910	$ (1,272,110)	$ (1,240,577)	$ (1,181,963)	$ (1,201,927)
U.S. GAAP	$ 901,910	$ (1,272,110)	$ N/A	$ N/A	$ N/A
Share capital
Canadian GAAP	$ 3,124,218	$ 676,226	$ 676,226	$ 676,226	$ 536,726
U.S. GAAP	$ 3,124,218	$ 676,226	$ N/A	$ N/A	$ N/A
Weighted average number of shares outstanding	5,093,542	1,189,501	1,189,501	1,142,433	1,120,378
Net (Income)/Loss Per Share[1]
Canadian GAAP	$ 0.05	$ 0.03	$ 0.05	$ 0.10	$ 0.09
U.S. GAAP	$ 0.05	$ 0.03	$ 0.05	$ N/A	$ N/A
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (294,395)	$ (61,565)	$ (27,895)	$ (14,741)	$ (100,531)
U.S. GAAP	$ (294,395)	$ (61,565)	$ (27,895)	$ N/A	$ N/A
Investing activities
Canadian GAAP	$ (587,500)	$ Nil	$ Nil	$ (12,121)	$ Nil
U.S. GAAP	$ (587,500)	$ Nil	$ Nil	$ N/A	$ N/A

1Basic loss per share - Fully diluted loss per share has not been presented due to its anti-dilutive effect.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to "$" or "Dollars" are to Canadian Dollars and references to "US$" or "U.S. Dollars" are to United States Dollars.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Average for Period	.6370	.6443	.6723	.6744	.6740

	Month Ended
	May	April	March	February	January	December
	2003	2003	2003	2003	2003	2002
High for Period	.7437	.6975	.6822	.6720	.6570	.6461
Low for Period	.7032	.6737	.6709	.6530	.6349	.6329

As of December 31, 2002, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.6329 (US$1.00 = CDN$1.5800).

As of May 30, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7293 (US$1.00 = CDN$1.3712).

Dividend Policy

No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The Company's securities should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, the Company's business, results of operations and financial condition could suffer significantly.

Risks of Exploration and Development

All of the properties in which we have the right to earn an interest are in the exploration stages only and are without a known body of commercial ore. Development of these properties will only follow upon obtaining satisfactory results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial body of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which, could result in work stoppages, damage to property and possible environmental damage. The Company currently does not maintain any insurance coverage against operating hazards. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which the Company may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Fluctuating Prices

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore, the economic viability of any of our exploration projects, cannot be accurately predicted.

Compliance with Environmental and Government Regulation

The Company's operations may require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company have an interest and there can be guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at the Properties on terms which enable operations to be conducted at economically justifiable costs. There can be no assurance that all permits which the Company may require for future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. To the extent such approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing any future operations to cease or be curtailed an may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, projection costs, reduction in levels of production of future mining operations, or require delays in development or abandonment of new mining properties.

Any future mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulation relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. Any future mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other jurisdictions, the Company may be required to obtain preconstruction environmental and land use review to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Competition

The resource industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than ourselves. Competition could adversely affect our liability to acquire suitable producing properties or prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may, as a result, be subject to loss of its rights to acquire interests in the properties subject to such agreements. In particular, under the Joint Venture Agreement, the Company must incur cumulative exploration expenditures of $3,600,000 over three years in order to earn the 50% interest in the Properties and the Company is responsible for 50% of all exploration expenditures relating to the Properties.

Potential Defects in Title to Properties

The Company has not done any investigation with respect to title to the Properties. The Company is relying solely on the investigations made by or on behalf of ABG with respect to title to the Properties. The Company understands that in those jurisdictions where ABG has property interests, it performs searches of mining records in accordance with mining industry practices to confirm satisfactory title to properties which it holds or intends to acquire an interest, but that it does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of the Properties might be defective because of errors or omissions in the chain of title, including defects in conveyances and concessions are often uncertain and may be contested. There is not guarantee that title to the Properties will not be challenged or impugned in the future. The Properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Fluctuation in Currency Exchange Rates

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact our financial position and results. We face risks associated with fluctuations in Canadian and US currencies.

Earnings and Dividend Record

We have no earnings or dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future. We do not generate any cash flow from operations and could not expect to do so in the foreseeable future.

Financing Risks

The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now focusing its attention on its Properties.  Any work on the Properties will require additional equity financing.  If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of its existing shareholders.  There is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration properties.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of our potential interest in the Properties.

Conflicts of Interest

Certain of the Company's officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.

Both Peeyush Varshney and Hari Varshney hold positions in, or are otherwise affiliated with, another natural resource company.

The Company's directors are required by law to act honestly and in good faith with a view to our best interest and to disclose any interest which they may have in any of our projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote will not count.  In determining whether or not we will participate in any project or opportunity, the director will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Shares of the Company are Considered Penny Stocks and are Subject

to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The Company's shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Company's shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Foreign Incorporation

The Company is incorporated under the laws of British Columbia, Canada and all of the Company's Directors and Officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. In the U.S., a PFIC is defined as a company that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.  The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2002 and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder's tax situation.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see "Item 7 - Taxation - Passive Foreign Investment Company".

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22,1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange). However trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company do not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The business of the Company was that of mineral exploration. The Company is engaged directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings.

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Company is located at Suite 2101-1111 West Georgia St., Vancouver, BC V6E 4M3.

History of the Company

The Company is engaged in the acquisition and exploration of mineral resource properties. The Company commenced operations in 1987, the year of its incorporation.  In the early 1990s, the Company was engaged in the exploration and development of mineral properties in Vietnam.  From 1995 to October 2002, the Company had been essentially a shell company without an active business.  From time to time, the Company had pursued certain business opportunities as they arose, however, until entering into a joint venture, described below, the Company did not pursue any specific business opportunity.

Significant Acquisitions and Dispositions

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

1.

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the year ended December 31, 2002, the Company paid Bonanza $107,500, as per the terms mentioned above.

2.

The Company will earn its 50% interest in the Properties over a period of three years as follows:

a)

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first year of the Option Agreement.

b)

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

c)

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

The Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

During the year ended December 31, 2002, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 2(a).

Subsequent to the year-end, the $210,971 deposit was expended on exploration activities.

For further particulars on the Properties, see "Narrative Description of the Business", below.

B.

Business Overview

The Company commenced operations in 1987, the year of its incorporation.  In the early 1990s, the Company was engaged in the exploration and development of mineral properties in Vietnam.  From 1995 to October 2002, the Company had been essentially a shell company without an active business. Trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002.

Effective October 29, 2002, the Company's securities have been reinstated (the "Reinstatement") for trading on the Exchange. The Company also completed a share for debt transaction (the "Share for Debt Transaction"), closed an equity financing (the "Short Form Offering") by way of a short form offering document (the "SFOD") and issued shares as a finder's fee (the "Finder's Fee").

In addition, in conjunction with the Reinstatement, it received Exchange approval for an option agreement (the "Option Agreement") with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of American Bonanza Gold Mining Corp. ("ABG"). Under the Option Agreement the Company has the right, over three years, to earn up to a 50% interest in Bonanza's Pamlico and Gold Bar Properties (collectively, the "Properties"), located in Nevada.

Share for Debt Transaction

As part of the Company's Reinstatement, the Company received final Exchange approval for the Share for Debt Transaction, whereby it issued 10,502,554 shares in full and final settlement of $1,260,306.66 of outstanding indebtedness. The Company issued the shares under the Share for Debt Transaction following the Company's Reinstatement on the Exchange.

7,789,864 of the common shares issued on the debt settlement are subject to a three-year value security escrow agreement and 2,712,690 shares are subject to a six-year surplus security escrow agreement.

Short Form Offering

Under the Short Form Offering the Company sold, through its agent, Canaccord Capital Corporation, 10,895,862 units (the "Units") at a price of $0.12 per Unit for gross proceeds of $1,307,503.  Each Unit is comprised of one common share without par value in the share capital of the Company and one transferable share purchase warrant (a "Warrant").  Each Warrant allows the holder to purchase one additional common share (a "Warrant Share") for a period of two years at an exercise price of $0.15 per Warrant Share until October 29, 2003 and $0.18 per Warrant Share until October 29, 2004.

The Warrants were listed for trading on the Exchange on October 30, 2002.

Canaccord, as agent for this Short Form Offering, was paid a cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the agent to acquire 1,634,379 Units sold under the Offering for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per common share in the first year and $0.18 per common share in the second year.  Canaccord also received a corporate finance fee of 650,000 Units and was paid an administration fee of $7,500 and sponsorship fee of $25,000.

The proceeds of the Offering, net of the expenses of the Offering and the agent's commission and fees, will be used to fund the Company's obligations under the Option Agreement and to meet ongoing working capital requirements.

Finder's Fee

The Company issued 275,000 shares to Renato Gaita, and arm's length party, in consideration for his efforts in introducing the Company to ABG.

Properties Under the Option Agreement with Bonanza

Following completion of the Joint Venture, the principal business of the Company is that of mineral exploration as described below:

ABG acquired the Properties through its acquisition (the "Bonanza Acquisition") of Bonanza Gold Inc. ("Bonanza") and its subsidiary, Bonanza Explorations, in late 2000.

Both the Pamlico Property and the Gold Bar Property are in the exploration stage.

G.F. McArthur, P.Geo. ("McArthur"), an independent consulting geologist of Vancouver, British Columbia prepared an engineering report dated October 9, 2002 (the "McArthur Report") on the Pamlico and Gold Bar Properties.  The report was prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects.  The McArthur Report was prepared for us as an update with respect to a previous report dated September 7, 2000 prepared by Mr. McArthur entitled Geological Report on the Nevada Properties of Bonanza Gold Inc. Nevada, U.S.A. (the "Previous Report").  The Previous Report can be located under ABG's SEDAR profile at www.sedar.com.

Pamlico Property

The following is a brief summary of the McArthur Report as it relates to the Pamlico Property.  This Annual Information Form incorporates by reference the entire McArthur Report with respect to the disclosure relating to the Properties.  However, with respect to the following disclosure on the Pamlico Property this Annual Information Form specifically incorporates by reference pages 5-6 and 17-28 of the McArthur Report.

General

The Pamlico Property is located in Mineral County, 15 kilometres from Hawthorne, Nevada.  The Pamlico project comprises 63 unpatented claims covering 5 square kilometres which are prospective for gold.  Bonanza entered into an agreement with Goldyke Mines Inc. ("Goldyke"), the terms of which allowed Bonanza to earn up to a 100% interest in thirty-three mining claims covering the heart of the Pamlico Property.  The Pamlico Property has no associated work commitments.

The terms of the agreement with Goldyke require Bonanza to pay to Goldyke a total of US$1 million prior to November 2003.  As of the date of this Annual Information Form a total of US$175,000 has been paid.  Upon full payment, Goldyke will be entitled to receive a 1% net profits interest royalty from mining operations.

Geology

The Pamlico Property is located in south central Nevada within the Walker Lane mineral trend.  The property covers numerous historic shafts and adits and work-to-date has confirmed the existence of high-grade gold mineralization.  We understand that the Pamlico Property has already been drill-tested by Bonanza and high-grade mineralization (greater than 34 g/t or 1 opt) has been intersected in drilling.  There are several new drill targets ready to test on the Pamlico Property.

Location and Access

The Pamlico Property is located in Mineral County, 15 kilometres ESE of Hawthorne, Nevada.  It is accessible by vehicle by travelling 16 kilometres east from Hawthorne on US 95 and then 13 kilometres SSW on dirt roads accessible only by four-wheel drive vehicles.

Regional Geology

The Pamlico Property lies within the Walker Lane structural mineral trend.  The property is underlain by folded and imbricately thrusted Paleozoic eugeoclinal shales and cherts or miogeoclinal carbonates.  Mesozoic and Cenozoic volcanic and sedimentary rocks occur locally as erosional remnants.  Minor Mesozoic and Cenozoic plutonic rocks intrude these older sequences locally at Pamlico.

Previous Work at Pamlico

Only one company has done any modern work on the Pamlico Property.  Cimarron Minerals Ltd. ("Cimarron") (formerly Cactus West) completed a program of geological mapping, rock sampling and Mag/VLF and IP geophysical surveys.  Cimarron drilled 50 reverse circulation holes totalling 4,738 metres (15,545 feet) on geological, geochemical and geophysical targets.  The Cimarron drill holes contained a small number of 1.5 metre (5 foot) intervals grading 8.2 to 58.3 g/t (0.24 to 1.7 opt) gold within predominantly unmineralized wallrock.  The American Mines Handbook (1998) gives a resource estimate by Cimarron of an "indicated partially drilled resource" of 45,000 ounces gold in 900,000 tons averaging 0.05 opt gold.

It is our understanding that these historic resource estimates are viewed by ABG as mineralized zones representing three-dimensional gold geochemical anomalies.  These anomalies have been used to focus ABG's exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

Bonanza's Previous Work at Pamlico

Bonanza has completed a program comprising of regional and detailed geological mapping, surface rock sampling (1,353 samples), soil sampling (638 samples) and underground mapping and sampling (385 samples).  This data was digitized and entered into Bonanza's GIS model and Vulcan 3-D model to guide the drilling program.  Targeted areas were tested by 16 reverse circulation drill holes totaling 1,692 metres (5,550 feet).  Of the approximately 300 old workings on the property, about 50 were extensive enough to warrant underground mapping in addition to sampling.  A number of high results were returned from the Central Mine and the Main Zone areas, consequently, follow-up detailed underground mapping and sampling focused on these two areas.

In the Central Mine area, nine channel samples from the B-Zero Adit returned values averaging 20 g/t gold with four of the samples having higher results (67g/t, 34 g/t, 31.5 g/t and 22.3 g/t gold).  The gold-bearing vein strikes northerly and dips moderately to the east.  Generally, it averages 0.5 metres thick, but locally it exceeds 1 metre in thickness.  Two adjacent areas returned high gold values from vein sampling.  One area, 45 metres away, had gold values of 19.9 g/t and 6.2 g/t; the other, 180 metres distant, returned values of 60 g/t and 29.5 g/t gold.

In the Main Zone area, numerous adits and shafts indicate that this was the primary historic mining centre that produced approximately 50,000 ounces of gold.  The Central Mine and Main Zone areas were the focus of Bonanza's drilling.  In the Main Zone area, drilling targeted known productive veins approximately 90 metres down-dip from the historic workings.  Eight holes were drilled along a 230 metre, roughly linear, fence.  Three holes encountered narrow veins approximately 0.6 metres thick, grading 42 g/t, 134 g/t and 700 g/t gold.  The first intercept represents a previously unknown vein while the latter two intercepts represent the down-dip extension of the known productive veins.

The Central Mine B-Zero target area is near the centre of the property, approximately 1.6 kilometres northeast of the Main Zone.  Bonanza has drilled five holes in a roughly square pattern on 150 metre centres.  This preliminary drilling returned discouraging results with no significant gold values and little vein material.  It is presently thought that the holes were drilled into a faulted out block.  Three additional holes were drilled 400 metres to the west on a 200 metre linear fence to test a second area of veining.  These holes also returned discouraging results.

Gold Bar

The Gold Bar Project in Nevada comprises 70 unpatented claims covering 5 square kilometres which are prospective for gold.

The following is a summary of the McArthur Report as it relates to the Gold Bar Property.  With respect to the following disclosure on the Gold Bar Property this Annual Information Form specifically incorporates by reference pages 3-5 and 6-16 of the McArthur Report.

General

The Gold Bar Property is located in Eureka County, 50 kilometres northwest of Eureka, Nevada.  The Gold Bar Property is subject to a 2% net smelter royalty payable to Atlas Corporation, capped at US$1,000,000 on future production.

The Gold Bar Property is located in the Battle Mountain/Eureka mineral trend in east-central Nevada and covers a past-producing bulk tonnage gold mine with 485,000 oz of historic production.  Historic reserves (now characterized as subeconomic resources) at the Gold Bar Property have most recently been quoted at 8 million tons grading 0.057 opt.  Several drill targets are ready to test, including the estimated 150,000 ounce Millsite-Gold Bar Pit area (the "Millsite Deposit").  We understand that ABG is of the view that there are many other economically interesting areas on this historic producer.

Location and Access

The Gold Bar Property is located in Eureka County, 50 kilometres northwest of Eureka, Nevada.  The property is accessible by vehicle, by traveling 33 kilometres west from Eureka on US 50 and then north 25 kilometres on dirt roads.

Regional Geology

The Gold Bar Property lies in the Battle Mountain/Eureka structural mineral trend.  It is underlain by a complexly folded and imbricately thrusted sequence of Paleozoic shelf carbonates and deeper water shales and cherts.  The Paleozoic rocks are unconformably overlain by a thick sequence of undifferentiated Tertiary volcanics and sediments.  Recent pediment gravels fill the valleys.

Primary regional structures are northwest trending strike-slip and dextral wrench faults.  These are associated with north-northwest trending dextral synthetic faults, north trending normal faults, northeast trending sinistral antithetic faults and east-west trending compressional faults.

Previous Work at Gold Bar

The Gold Bar Property has no record of historic production prior to exploration by Atlas Corporation and its subsidiaries (collectively, "Atlas") in 1983.  Production began at the Gold Bar pit in 1987 and continued until the mine closed in 1994.  A total of 7,514,600 tons grading 0.074 opt gold were produced.  Recoveries averaged 87%, resulting in production of 485,000 ounces of gold.

During its work in 1983 to 1994, Atlas completed programs in mapping, geochemistry, geophysics and drilling.  These programs resulted in the discovery or optioning of mineralization at Gold Bar, Gold Pick, Goldstone, Gold Canyon, Gold Ridge, Cabin Creek, Pot Canyon and Hunter.  Open pit mining was carried out at all of the above noted areas other than Pot Canyon and Hunter.  The Gold Bar and Gold Canyon areas now form part of ABG's Gold Bar Property.

In late 1994, Atlas entered into an agreement with Homestake Mining Company ("Homestake") on the southern and northern claims areas.  Homestake drilled 26 holes totalling approximately 7,282 metres (23,890 feet) and completed geological mapping, geochemistry and geophysics.

In 1995, Atlas signed an agreement with Granges Gold Corporation ("Granges") which completed a program of mapping, geochemistry, geophysics and the drilling of 33 holes totalling 7,314 metres (24,980 feet).

In 1997, Barrick Gold Corporation ('Barrick") optioned most of the Atlas claims.  Barrick completed a program of mapping, geochemistry and geophysics.  Fifty holes were drilled in 1997 and a further 33 holes in 1998 totalling 10,796 metres (35,420 feet).

Historic in situ resources remaining at the Gold Bar Property include as estimated by Atlas:

  3.6 million tons (3.3 million tonnes) grading 0.100 ounce per ton (3.4 g/t) gold in the Gold Bar area;

  2.5 million tons (2.3 million tonnes) grading 0.056 ounce per ton (1.9 g/t) gold in the Gold Canyon area.

In addition, Granges has calculated a geological resource in 1996 for the recently discovered Millsite Deposit of 1.626 million tons (1.475 million tonnes) grading 0.091 opt (3.1 g/t) gold containing approximately 150,000 ounces of gold.  These resources were calculated using 30.48 x 30.48 x 4.6 metres (100 x 100 x 15 foot) blocks with a 0.025 opt (0.86g/t) gold cutoff and a 30.48 metre (100 foot) search radius.  We understand that these historic resource estimates are viewed by ABG as mineralized zones representing three-dimensional gold geochemical anomalies.  These anomalies have been used to focus ABG's exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

Bonanza's Previous Work at Gold Bar

No physical sampling has been conducted by Bonanza or ABG on the Gold Bar Property. The vast data acquired by Atlas and other companies is being compiled and converted into digital format to define areas of high-grade gold.  These areas of interest will be further evaluated to define drill targets.  Several such areas have been noted to date near the Gold Bar pit, the Millsite Deposit and the Gold Canyon pit.

COST ESTIMATE

The McArthur Report recommends the following proposed work program for the Properties.  The application of expenditures relating to the respective work program for each property is outlined below (in US dollars):

Phase I - Pamlico Property

Preparation of Detailed Map and Sample

  US$

8,800

Sample Analysis

      3,000

Mag/VLF

      4,200

3-D Modelling

    13,200

Core Drilling

  210,000

Total, Phase I

 US$

239,200

If the Phase I drilling returns are discouraging, then no further work is recommended.  If Phase I drilling results are encouraging, then the following work program will be recommended:

Phase II - Pamlico Property

3-D Modelling

US$

6,600

Core Drilling

  308,000

Total, Phase II

  US$

314,600

Phase I - Gold Bar Property

Data Input and Processing

US$

17,600

Preparation of Detailed Map and Sample

17,600

Sample Analysis

   3,750

3-D Modelling

 13,200

Shallow RC Drilling

  10,000

Deep RC Drilling

 57,000

Total, Phase I

 US$

119,150

If favourable host lithologies are encountered, Phase II drilling will be recommended:

Phase II - Gold Bar Property

Shallow RC Drilling

US$

62,000

Deep RC Drilling

135,000

Total, Phase II

 US$

197,000

C.

Organizational Structure

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value.  The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission.  Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (the "Exchange") (then known as the Vancouver Stock Exchange).  However, trading in the Company's securities has been suspended from June 1, 1995 to October 28, 2002. On September 2, 1998, the Company changed its name from "Morocco Explorations Inc." to "Mask Resources Inc." and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, the Company increased its authorized capital to 100,000,000 common shares (the "Shares") without par value.  The Company does not have any subsidiaries. On September 30, 2002, the Company changed its name from "Mask Resources Inc." to "American Nevada Gold Corp."

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The registered and records office of the Company is located at Suite 2101-1111 West Georgia St., Vancouver, BC  V6E 4M3.

D.

Property, Plants and Equipment

The Company's corporate office currently shares approximately 6,997 square feet of office space at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2004. The shared property provides office space to the Company for administrative and shareholder promotion purposes.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company as at December 31, 2002, 2001 and 2000 and for its last three fiscal years ending December 31, 2002, 2001, and 2000 should be read in conjunction with the audited consolidated financial statements of the Company and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 10 of the audited December 31, 2002 financial statements included herein at Part IV - Item 17.  Refer to Note 10 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2002, 2001, 2000 and 1999 are as follows:

Year Ended December 31, 2002

During the year ended December 31, 2002, the Company incurred a loss of $274,962 or $0.05 per share as compared to a loss of $31,533 or $0.03 per share during the prior fiscal year, an increase in loss of $243,429. The increase in loss was due to increases in legal fees by $130,458, regulatory and transfer agent fees by $39,165 and travel and promotion by $11,043. The increase in expenses was a result of increased corporate activity occurring in connection with the Company's reorganization.

During the year ended December 31, 2002, in connection with an Option Agreement the Company entered into with Bonanza to earn a 50% interest in the properties located at Nevada, USA, (See Item 4. Information on the Company - A. History and Development of the Company - Significant Acquisitions and Dispositions) the Company:

a)

paid $107,500 and issued 300,000 common shares to Bonanza as consideration;

b)

issued 275,000 common shares as a finder's fee to an arm's length party; and

c)

advanced $480,000 to Bonanza for exploration expenses.

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts amounting to $1,260,307.

During the year ended December 31, 2002, the Company completed an equity financing by way of a short form offering document through Canaccord Capital Corporation (the "Agent"), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant ("Warrant"). Each Warrant allows the holder to purchase one additional common share ("Warrant Share") for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed fro trading on the Exchange.

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

Years Ended December 31, 2001, 2000 and 1999

The Company had been inactive for several years. As a result, it has had no operations. Losses of $31,533, $58,614 and $119,536 for the fiscal years ended December 31, 2001, 2000 and 1999 respectively were mainly the result of general and administrative expenses consisting of professional fees, transfer agent, regulatory fees and office and administration costs.

B.

Liquidity and Capital Resources

During the year ended December 31, 2002, the Company utilized cash for operating activities in the amount of $294,395, utilized cash for its investing activities in the amount of $587,500 and generated cash in the amount of $1,151,685 by way of a short form offering, net of share issuance costs.  At December 31, 2002, the Company had a working capital of $278,410 and a net cash on hand of $270,061. Current assets, excluding cash at December 31, 2002 amounted to $14,232 all of which is goods and services taxes recoverable from Canada Customs and Revenue Agency.

Financing for the Company's operations was funded primarily from the Short Form Offering completed during the year. The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing.

The other sources of funds potentially available to the Company are through the exercise of outstanding 10,895,862 share purchase warrants, 2,284,379 brokers' warrants and 1,390,000 stock options as follows:

Security	Number	Exercise Price	Expiry Date
Share purchase warrants	10,895,862	$0.15 $0.18	October 29, 2003 October 29, 2004
Brokers' warrants	1,634,379	$0.15 $0.18	October 29, 2003 October 29, 2004
Brokers' warrants (1)	650,000	$0.15 $0.18	October 29, 2003 October 29, 2004
Stock options	1,090,000	$0.10	November 19, 2007
Stock options	300,000	$0.11	February 4, 2008

(1)

Entitle the holder to one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the share purchase warrants.

There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

C.

Reseach and Development, Patents and Licenses, Etc.

Not applicable.

D.

Trend Information

The Company is currently not aware of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future or that may have a material effect on the Company's business other than the summary of risks under the heading "Risk Factors" that are typically inherent in the business of resource exploration and development.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the directors and senior officers of the Company as at March 31, 2003, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on June 5, 2003 and/or appointed to fill any vacancy created on the Board of Directors, and serve until the next Annual General Meeting of Members, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Hari Varshney (1)(2) Age: 61 4506 Belmont Avenue Vancouver, B.C. V6R 1C4 Canada	Director and President

Director and President of the Company since September 17, 2002.

Chartered Accountant; Director or Executive Officer of various publicly traded companies; Principal, Director & President, Varshney Capital Corp, from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between September 1992 and November 1995; Self-employed Chartered Accountant, Vancouver, B.C., between April 1983 and August 1992; Partner, Arthur Andersen, Vancouver, B.C., from May 1968 to March, 1983.

253

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Peeyush Varshney (1)(2) Age: 36 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Director, President and Chief Executive Officer

Director of the Company since August 1, 2002.

Barrister and Solicitor; Director or Executive Officer of various publicly traded companies; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999; Associate, Campney & Murphy, Barristers and Solicitors, from September 1994 to July 1996; Articled Student, Farris, Vaughan, Wills & Murphy, Barristers and Solicitors, from September 1993 to August 1994.

Aly Mawji (1) Age: 24 758 Miller Ave. Coquitlam, B.C. V3J 4K3 Canada	Director

Director of the Company since November 28, 2002.

Vice President of Corporate Finance at Kronofusion Technologies, Inc (CDNX:KRO). Prior to co-founding Kronofusion Technologies, Inc., Mr. Mawji was a business development officer with Image Power, Inc. where he managed the growth strategies of FaxPC through various business development efforts. Prior to that, Mr. Mawji served as a Financial Advisor with the Canadian Imperial Bank of Commerce. In the past three years Mr. Mawji has worked with various public and private companies within the high tech and finance industry. Mr. Mawji attended the CGA program at the University of British Columbia.

(1)

Denotes member of the Company's Audit Committee.

(2)

Messrs. Hari Varshney and Peeyush Varshney are father and son.

A.

Compensation

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2002, to all Directors and Officers, as a group, for services in all capacities was $16,000 (2001 - $5,500). See "Management Contract" below.

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers. The following information fairly reflects all material information regarding compensation paid to the Company's Directors and Officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law:

The criteria used in determining the amount of Executive Officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company.  For additional information with respect to stock options granted to executive officers, please refer to the heading  "Stock Options" below.

During the most recently completed fiscal year of the Company ended December 31, 2002, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Hari B. Varshney (1) President & Director	2002	Nil	Nil	Nil	Nil	Nil	N/A	Nil
Melvin Reeves (2) Chairman of the Board, President & CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil $ 7,500 (3)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Hari B. Varshney was elected as Director and appointed as President of the Company at its annual and extraordinary general meeting on September 17, 2002.

(2)

Melvin Reeves acted as President of the Company from April 17, 1998 until April 17, 2000, and as Chairman of the Board, President and Chief Executive Officer from May 17, 2001 until September 17, 2002.

(3)

These monies accrued owing by the Company pursuant to consulting service agreements entered into between the Company and wholly-owned subsidiaries of Mr. Reeves.  Both consulting service agreements were terminated effective April 1, 1999 and March 31, 2000.

Long Term Incentive Plan Awards to Executive Officer

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options & SARs Granted to Executive Officer

During the year ended December 31, 2002, 400,000 stock options at a price of $0.10 per share exercisable up to November 19, 2007, were granted to the Executive Officer of the Company. The following table summarizes the stock options held by the Executive Officer of the Company as at December 31, 2002. "Options to Purchase Securities from Company - Stock Options." No SARs (Stock Appreciation Rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/ Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant ($/Security (1)	Expiration Date
Hari Varshney	November 19, 2002	400,000	$0.10	36.70%	$0.08	November 19, 2007

Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

During the year, no stock options were exercised by the Executive Officer of the Company. During the year, no outstanding SARs were held by the Executive Officer.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. During the most recently completed financial year, the Company paid an aggregate of $16,000 to a company controlled by two directors of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange (the "Exchange").  During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate of 600,000 common shares to directors of the Company.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the fiscal year ended December 31, 2002.

Management and Administrative Services Contract

Effective November 1, 2002, the Company entered into a Management and Administrative Services Contract (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company part-owned by Hari B. Varshney, the President, and Peeyush K. Varshney, the Secretary and a director of the Company, pursuant to which the Company retained VCC to provide management and administrative services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services.

During the fiscal year ended December 31, 2002, the Company paid $10,000 in management fees and reimbursed $2,000 for administrative services to VCC pursuant to the VCC Agreement.

Save and except as aforesaid, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

Stock Options

The shareholders of the Company approved the adoption of the Company's current stock option plan by a resolution dated June 5, 2003 (the "Existing Plan"). Pursuant to the Existing Plan, the Board of Directors may allocate non-transferrable options to purchase common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 3,222,583 common shares. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, purchased shares subject thereto shall again be available for the purpose of this Plan.

Under the Existing Plan, at the time of granting the options, the aggregate number of common shares to be delivered upon the exercise of all options granted thereunder and the aggregate number of common shares to be delivered upon exercise of the options to any one individual granted thereunder may not exceed the maximum number permitted by any stock exchange on which the common shares may be listed or to other regulatory body having jurisdiction.

Options issued pursuant to the Existing Plan, will have an exercise price to be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the Exchange. Options under the Existing Plan shall vest and not otherwise be exercisable as to 25% on the date the options were granted under the Plan and 12.5% every three months thereafter.

As at March 31, 2003, the following directors' and employees' stock options were outstanding:

Number	Exercise Price	Expiration Date
1,040,000	$0.10	November 19, 2007
300,000	$0.11	February 4, 2008

As at March 31, 2003, 900,000 of the 1,340,000 stock options were allocated to directors and officers of the Company as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Hari Varshney	400,000	$0.10	November 19, 2007
Peeyush Varshney	200,000	$0.10	November 19, 2007
Aly Mawji	300,000	$0.11	February 4, 2008
	600,000

C.

Board Practices

The Company's board of directors consists of three members, the terms of which expire at the general meeting of shareholders to be held in each year. Directors are elected by a majority of the votes of the Company's common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. The number of directors, excluding additional directors, may be fixed or changed from time to time by an ordinary resolution, whether previous notice thereof has been given or not, but the number of directors shall never be less than three. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

The Company have granted and intend to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Board of Directors at the time of the grant and in accordance with the Company's stock option plan and prevailing Exchange policy. Except as disclosed above under "Compensation of Directors", the Company's directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Board of Directors has set up an audit committee which consists of Messrs. Hari Varshney, Peeyush Varshney and Aly Mawji. The audit committee engages on behalf of the Company the independent public accountants to audit the Company's annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2002 and March 31, 2003, the Company has one employee performing administration and accounting duties.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and Officers of the Company as at March 31, 2003 and the corresponding percentage of the Company's issued capital such shares represent:

	Title of Class	Number Owned	Percent of Class
Hari Varshney	Common Stock	1,535,183 (1)	6.45%
Peeyush Varshney	Common Stock	114,000	0.48%
Aly Mawji	Common Stock	863,949 (2)	3.63%
		2,513,132

(1)

1,485,183 shares are held beneficially through Madhuri Ventures Inc., a private company wholly owned by Hari Varshney.

(2)

843,949 shares are held beneficially through 608749 BC Ltd., a private company wholly owned by Aly Mawji.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at the date of this Registration Statement:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class
CDS & Co.	Indirect	13,647,325(1)	57.31%
Hari Varshney	Direct/Indirect	1,535,183(2)	6.45%
Buser Management	Direct	1,336,664	5.61%
EH&P Investments AG	Direct	1,336,664	5.61%
Marco Strub	Direct	1,336,664	5.61%
Tonga Trading Ltd.	Direct	1,336,664	5.61%

(1)

Beneficial ownership of these shares cannot be determined from publicly available information. CDS & Co. is a depository trust firm holding shares on behalf of brokerage firms and other financial institutions.

(2)

Out of the 1,535,183 shares, 1,485,183 shares are held through Madhuri Ventures Inc, a private company wholly owned by Hari Varshney.

B.

Related Party Transactions

Other than as disclosed in "Item 6. Directors, Senior Management and Employees - B. Compensation" and the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Company that have occurred during the three most recently completed fiscal years of the Company or during the period since the end of the Company's most recently completed fiscal year. There are no debts owing directly or indirectly to the Company by any director or officer of the Company, or by an associate of any director or officer of the Company.

Management of the Company has an interest in the following transactions, all of which relate to compensations paid to present members of management for their services to the Company as well as the debt settlement transaction:

(1)

Hari Varshney and Peeyush Varshney are controlling shareholders of Varshney Capital Corp. ("VCC"). During fiscal 2002, the Company paid VCC management fees of $10,000 and administrative fees of $2,000. VCC is in the business of providing management services to public companies. See B. Compensation - Management and Administrative Services Contract - Varshney Capital Corp.

(2)

During fiscal 2002, Madhuri Ventures Inc, a private company wholly-owned by Hari Varshney, President of the Company, entered into an agreement to acquire $25,000 of the outstanding indebtedness from the former management group.

(3)

During fiscal 2002, a relative of the Hari Varshney, President of the Company, entered into an agreement to acquire $87,301 of the outstanding indebtedness from the former president of the Company.

The Company believes that the terms of the transactions above were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

Escrow Securities

As at December 31, 2002, 9,723,564 shares were held in escrow (the "Escrow Shares") by Pacific Corporate Trust (the "Trustee") pursuant to Value and Surplus Security Escrow Agreements dated October 7, 2002 (the "Escrow Agreement"), subject to the direction or determination of the Exchange. 7,789,864 of the common shares are subject to a three-year value security escrow agreement and 2,712,690 shares are subject to a six-year surplus security escrow agreement. The Escrow Shares are held by the following persons as at December 31, 2002:

Names of Shareholders	No. of Escrowed Shares
Buser Management	1,336,664 (1)
EH&P Investments AG	1,336,664 (1)
Tonga Trading	1,336,664 (1)
Marco Strub	1,336,664 (1)
Madhu Varshney	886,664 (1)
608749 BC Ltd.	777,554 (1)
Madhuri Ventures Inc.	1,485,183 (2)
O.M. Management Ltd.	727,507 (2)
Kimberley Reeves	500,000 (2)
Total

(1)

Common shares subject to a value security escrow agreement.

(2)

Common shares subject to a surplus security escrow agreement.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Company's audited financial statements, consisting of balance sheets as at December 31, 2002 and 2001, and statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2002 along with related notes and Auditors' Report.  See "Item 17. Financial Statements."

Legal Proceedings

There are no material legal proceedings to which the Company was a party or in respect of which the Property of the Company is subject.  The Company's management has no knowledge of any legal proceedings in which the Company may be involved which are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2002:

1)

On February 4, 2003, the Company granted an aggregate of 450,000 stock options to a director and a consultant of the Company at a price of $0.11 per share expiring February 4, 2008.  The 150,000 stock options granted to the consultant at a price of $0.11 per share expiring February 4, 2008 were cancelled on June 23, 2003.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Company's common shares commenced trading on the Exchange in February 1988 under the symbol "MOQ". However, trading in the Company's securities had been suspended from September 1, 1995 to October 28, 2002, due to its failure to meet the Exchange's initial listing requirements.

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. ("Morocco") to Mask Resources Inc. ("Mask") and altered its authorized share capital by consolidating on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision the Company increased its authorized capital to 100,000,000 common shares without par value. Effective at the opening on September 2, 1998, the common shares of Mask was listed under the symbol "MAS" but did not commence trading as the Company was still suspended on the Exchange, and the common shares of Morocco was delisted.

Effective on October 29, 2002, the Company completed its reorganization and met minimum listing requirements pursuant to Exchange Policy 2.1. Company changed its name from Mask Resources to American Nevada Gold Corp. and trading was reinstated in the securities of the Company under the symbol "AGN" while the common shares of Mask ("MAS") were delisted.

The following table sets forth the low and high and sales prices in Canadian funds for the Company's common shares on the Exchange for the periods indicated:

	High	Low
Share Prices ('AGN")
Monthly Stock Prices
June 2003	$ 0.075	$ 0.055
May 2003	$ 0.075	$ 0.055
April 2003	$ 0.08	$ 0.055
March 2003	$ 0.09	$ 0.06
February 2003	$ 0.13	$ 0.07
January 2003	$ 0.12	$ 0.08
December 2002	$ 0.10	$ 0.07

November 2002	$ 0.10	$ 0.07
Quarterly Stock Prices
Fiscal 2002
Fourth Quarter	$ 0.10	$ 0.07
Share Prices ("MAS")
Third Quarter	N/A	N/A
Second Quarter	N/A	N/A
First Quarter	N/A	N/A
Fiscal 2001
Fourth Quarter	N/A	N/A
Third Quarter	N/A	N/A
Second Quarter	N/A	N/A
First Quarter	N/A	N/A
Annual Stock Prices
Fiscal 2000	N/A	N/A
Fiscal 1999	N/A	N/A

In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, as amended, and to the best of the Company's knowledge, at December 31, 2002, there was 1 shareholder of the Company of record having an address in the United States.

The common shares were halted from trading on the Exchange on September 1, 1995. On October 29, 2002, the common shares were reinstated for trading following completion of the Company's reorganization and thereby meeting minimum listing requirements of the Exchange pursuant to Exchange Policy 2.1.

The closing price of the Company's shares on the Exchange was $0.09 on December 31, 2002 and $0.06 on March 31, 2003.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company's Common Shares are quoted on the TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol "AGN".

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors may appoint a trust company to keep the aforesaid registers or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the registers for each class of shares. The Directors may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

Unless prohibited by the Company Act, the Company may keep or cause to be kept within the Province one or more branch registers of members and may, if the Company is, or becomes, a reporting company, cause to be kept outside the Province one or more branch register of members.

The Company shall not at any time close its register of members.

Powers of Directors

The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act, the Memorandum of the Company or its Articles, required to be exercised by the Company in general meeting.

The Directors may from time to time by power of attorney or other instrument under the seal of the Company appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles of the Company and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

Approval and Voting

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions such not apply to:

a)

any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

b)

any contract or transaction made or to be made with, or for the benefit of a holding corporation of subsidiary corporation of which a Director is a director;

c)

any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement, or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

d)

determining the remuneration of the Directors;

e)

purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

f)

the indemnification of any Director or officer by the Company.

The foregoing exceptions may from time to time be suspended or amended to any extent approved by the Company in general meetings and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

Remuneration and Expenses

A Director may hold any office or appointment with the Company (except as an auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or appointment or as vendor, purchaser or otherwise and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

A Director may be or become a director or officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a member or otherwise, and subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members, such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable traveling, accommodation and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive. Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity, pension or retirement allowance to any Director who has held any office or appointment with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

The Directors must disclose to the Shareholders the aggregate remuneration paid to the Directors. The disclosure must be in a written document to be placed before the Shareholders at every annual meeting of Shareholders and must relate to the same time period as the financial statements required to be presented at the meeting.

Borrowing

The Directors may from time to time in their discretion authorize the Company to:

a)

borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

b)

guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

c)

issue bonds, debentures, notes and other debt obligations either outright or such continuing security for any indebtedness or liability, direct or indirect, or obligations of the Company or any other person; and

d)

mortgage, charge (whether by way of specific or floating charge) or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

Any bonds, debentures, notes or other debt obligations of the Company may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

Every bond, debenture, note or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture, note or other debt obligation appointed by the Company or under any instrument under which the bond, debenture, note or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond debenture, note or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture, note or other debt obligation to hold at the date of the issue thereof.

If the Company is, or becomes, a reporting company, it shall keep or cause to be kept a register of its indebtedness to every Director or Officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

Qualification

A person is not required to hold shares issued by the Company to qualify for election as a director of the Company. A person is disqualified for election as a Director if that person:

a.

is less than 18 years of age;

b.

is

i)

a dependant adult as defined in the Dependant Adults Act (Alberta) or the subject of a certificate of incapacity under that Act.

ii)

a formal patient as defined in the Mental Health Act (Alberta),

iii)

the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his or her person, estate or both, or

iv)

a person who has been found to be of unsound mind by a court elsewhere than in Alberta;

a.

is not an individual; or

b.

has the status of bankrupt.

Description of Securities

The Company is authorized to issue 100,000,000 Common Shares without nominal or par value.

Common Shares

The Company is authorized to 100,000,000 common shares without nominal or par value of which, as at March 31, 2003, 23,812,916 are issued and outstanding as fully paid and non-assessable, 1,340,000 are reserved under directors' and management stock options (see "Item 6E. Directors, Senior Management and Employees - Share Ownership - Stock Options"), 10,895,862 are reserved pursuant to the exercise of previously issued common share purchase warrants and 2,284,379 are reserved pursuant to the exercise of previously issued brokers' warrants. The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

Annual and Extraordinary General Meetings

Subject to extensions of time permitted under the Company Act, the first annual general meeting of the Company shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than 13 months after the date the last annual general meeting was held or was deemed to have been held) and place as may be determined by the Directors.

Every general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. The Directors may, whenever they think fit, convene an extraordinary general meeting.

If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business and the meeting need not be held.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned, in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

An advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

A notice convening a general meeting, specifying the place, date and hour of the meeting and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner provided in these Articles, or in such other manner (if any) as may be prescribed by an ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or pursuant to the Company's Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening the meeting.

Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

Notice of Meetings

Notice of the time and place of a meeting of Shareholders must be sent not less than 21 days and not more than 50 days before the meeting to each Shareholder entitled to vote at the meeting, each Director and the auditor of the Company.

Notice of a meeting of Shareholders called for the purpose of transacting any business other than a consideration of the financial statements and auditor's report, fixing the number of Directors for the following year, election of Directors and reappointment of the incumbent auditor must state the nature of the business to be transacted in sufficient detail to permit a Shareholder to form a reasoned judgment on that business and must state the text of any special resolution to be submitted to the meeting.

C.

Material Contracts

During the year ended December 31, 2002, the Company has entered into the following contracts:

(1)

Option Agreement ("Agreement") with Bonanza Explorations Inc. ("ABG") dated September 27, 2002, whereby the Company has been granted the sole and exclusive option to earn a 50% interest in the Pamlico and Gold Bar properties located in Nevada, USA. The Agreement provides for the terms of a joint venture between ABG and the Company for the exploration, development and exploitation of the properties. See Item 4. Information on the Company -  A. History and Development of the Company - Significant Acquisitions and Dispositions.

(2)

Management and administrative services contract with Varshney Capital Corp. ("VCC") dated November 1, 2002, whereby the Company pays VCC $5,000 plus GST per month for management fees and $1,000 plus GST per month for administrative fees, for an initial term of 3 years from the effective date and thereafter, unless otherwise terminated in accordance with the terms hereof, on an annual basis. VCC provides services with respect to the management and administrative affairs of the Company. See Item 6. Directors, Senior Management & Employees -  B. Compensation - Management and Administrative Services Contract.

D.

Exchange Controls

The following disclosure addresses provisions of the Investment Canada Act (the "ICA"), enacted on June 20, 1985, that are material to an investment in the Corporation.

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

The ICA requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA.  "WTO investor" generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Corporation by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Corporation and the value of the assets of the Corporation is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  For 2001, the WTO Review Threshold was determined to be $209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Corporation by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Corporation is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Corporation, is reviewable if the value of the assets of the Corporation is then $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Corporation is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Corporation, and the value of the assets of the Corporation and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Corporation forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $209,000,000 (in 2001) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Corporation.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)

the effect of the investment on exports from Canada;

(c)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)

the effect of the investment on competition within any industry or industries in Canada;

(f)

the compatibility of the investment with national industrial, economic and cultural policies;

(g)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)

the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister).  On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquirer that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of Alberta or in any constituent documents of the Corporation on the right of non-Canadians to hold or vote the common shares of the Corporation.

The ICA specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

The Corporation does not have assets of more than $179 million.

E.

Taxation

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see "Taxation - Canadian Federal Tax Consequences" below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or perspective holder is made.  Accordingly, holders and prospective holders of common shares of the Corporation should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Corporation who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United states irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Corporation generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Corporation may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Corporation) deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment Corporation," as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Corporation's common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Corporation's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Corporation's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Corporation will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Corporation may be entitled to an "indirect" foreign tax credit under Section 902 with respect to payment of dividends by the Corporation under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Corporation

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Corporation.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Corporation

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Corporation's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Corporation's gross income for such year was "foreign personal holding Corporation."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Corporation does not actually distribute such income.  The Corporation does not believe that it currently qualifies as a foreign personal holding corporation.  However, there can be no assurance that the Corporation will not be considered a foreign personal holding corporation for the current or any future taxable year.

Foreign Investment Corporation

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a "foreign investment corporation" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Corporation does not believe that it currently qualifies as a foreign investment corporation.  However, there can be no assurance that the Corporation will not be considered a foreign investment corporation for the current or any future taxable year.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.  If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Corporation may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  There can be no assurance that the Corporation's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of s stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Corporation's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Corporation common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder's pro rata share of the Corporation's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Corporation's first tax year in which the Corporation qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Corporation includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Corporation, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Corporation ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Corporation does not qualify as a PFIC.  Therefore, if the Corporation again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Corporation qualifies as a PCIF.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Corporation qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Corporation common shares and (ii) certain "excess distributions", (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Corporation common shares and all excess distribution of his Corporation common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Corporation common shares, then the Corporation will continue to be treated as a PFIC with respect to such Corporation common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Corporation common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election').  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Corporation common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of such shares as of the common shares of the Corporation as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.s. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.s. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-electing U.S. Holders, over (B) the mark-to-market loses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the common shares of the Corporation will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Corporation common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that were generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such ceases the basis of the Corporation common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner in which the common shares are transferred.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Corporation common shares while the Corporation is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Corporation is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Corporation ("United States shareholder"), the Corporation could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Corporation does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Corporation will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of al material Canadian federal income tax consequences, under current law, generally applicable to (a "Holder") of one or more common shares of Telesis North Communications Inc. (the "Corporation") who for the purposes of the Income Tax Act (Canada)(the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Corporation and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Corporation will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.  The 15% rate is further reduced to 5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Corporation.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act.  Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Corporation.  The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable gains realized in the year of disposition in respect to taxable Canadian property.  To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Corporation has filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to the Corporation's Common Shares.

You may read and copy all or any portion of the Registration Statement of other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

RESERVED

ITEM 16.

RESERVED

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 10 to the Financial Statements.

ITEM 18.

FINANCIAL STATEMENTS

See "Item 17. Financial Statements."

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements
Auditors' Report dated March 6, 2003.
Audited Balance Sheets at December 31, 2002 and 2001.
Audited Statements of Operations and Deficit for the Years Ended December 31, 2002, 2001 and 2000.
Audited Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.
Notes to Audited Financial Statements for the Years Ended December 31, 2002, 2001 and 2000.
Unaudited Balance Sheets at March 31, 2003 and 2002.
Unaudited Statements of Operations and Deficit for the Three Months Ended March 31, 2003 and 2002.
Unaudited Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002.
Notes to Financial Statements for the Three Months Ended March 31, 2003 and 2002.

(b)	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.
1.2	Articles of Morocco Explorations Inc.
1.3	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.
1.4	Memorandum and Articles of Mask Resources Inc.
1.5	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.
2.1	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.
2.2	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.
3.1	2003 Stock Option Plan of American Nevada Gold Corp.
3.2	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.
3.3	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.
3.4	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.
3.5	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.
3.6	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.
3.7	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.
3.8	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.
3.9	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.
3.10	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.
4.1	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.2	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN NEVADA GOLD CORP.

"Hari B. Varshney"

By:

Hari B. Varshney

President & Chief Executive Officer

DATED:  July 23, 2003

CERTIFICATIONS

We, Hari B. Varshney and Peeyush K. Varshney, certify that:

1.

We have reviewed this registration statement on Form 20-F of American Nevada Gold Corp.;

2.

Based on our knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement;

3.

Based on our knowledge, the financial statements, and other financial information included in this registration statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this registration statement;

4.

The registrant's other certifying officers and we are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this registration statement is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date"); and

c.

presented in this registration statement our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and we have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and we have indicated in this Registration Statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"Hari B. Varshney"

"Praveen Varshney"

________________________________

________________________________

Hari B. Varshney

Peeyush K. Varshney

Chief Executive Officer

Chief Financial Officer

Date: July 23, 2003

Date: July 23, 2003

FINANCIAL STATEMENTS INDEX

	Description		Appears at Sequentially Numbered Page
Financial Statements
Auditors' Report dated March 6, 2003.		61
Audited Balance Sheets at December 31, 2002 and 2001.		62
Audited Statements of Operations and Deficit for the Years Ended December 31, 2002, 2001 and 2000.		63
Audited Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.		64
Notes to Audited Financial Statements for the Years Ended December 31, 2002, 2001 and 2000.		65-77
Unaudited Balance Sheets at March 31, 2003 and 2002.		79
Unaudited Statements of Operations and Deficit for the Three Months Ended March 31, 2003 and 2002.		80
Unaudited Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002.		81
Notes to Financial Statements for the Three Months Ended March 31, 2003 and 2002.		82-89

EXHIBIT INDEX

**Exhibit Number		Exhibit Description		Exhibit Appears at Sequentially Numbered Page
1.1	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.		90
1.2	Articles of Morocco Explorations Inc.		91-117
1.3	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.		118
1.4	Memorandum and Articles of Mask Resources Inc.		119-148
1.5	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.		149
2.1	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.		152-154
2.2	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.		155-229
3.1	2003 Stock Option Plan of American Nevada Gold Corp.		230-239
3.2	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.		240-242
3.3	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.		243-245
3.4	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.		246-248
3.5	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.		249-251
3.6	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.		252-254
3.7	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.		255-257
3.8	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.		258-260
3.9	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.		261-263
3.10	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.		264-266
4.1	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.		267-291
4.2	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.		292-324

Financial Statements of

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Years ended December 31, 2002, 2001 and 2000

Tony M. Ricci Inc.

Chartered Accountant

Suite 1304

925 West Georgia St.

Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

Fax: (604) 669-3015

AUDITOR'S REPORT TO THE DIRECTORS

I have audited the balance sheets of American Nevada Gold Corp. (formerly Mask Resources Inc.) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards in Canada and auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

The comparative figures for 2000 were audited in accordance with Canadian generally accepted auditing standards and reported on by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 11, 2001.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

March 6, 2003

COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated March 6, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

March 6, 2003

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Balance Sheets

December 31, 2002 and 2001

(In Canadian Dollars)

	2002	2001

Assets

Current assets:
Cash	$ 270,061	$ 271
Goods and services tax recoverable	14,232	2,482
	284,293	2,753

Deposit on exploration (note 3)	210,971	-

Mineral properties and deferred exploration (note 3)	412,529	-
	$ 907,793	$ 2,753

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 5,883	$ 14,558
Notes payable (note 4)	-	78,673
Agreement payable (note 5)	-	1,069,331
Due to related parties (note 8)	-	112,301
	5,883	1,274,863
Shareholders' equity:
Share capital (note 6)	3,124,218	676,226
Contributed surplus	990	-
Deficit	(2,223,298)	(1,948,336)
	901,910	(1,272,110)
	$ 907,793	$ 2,753

Nature of operations (note 1)

Subsequent event (notes 3 and 9)

See accompanying notes to financial statements.

On behalf of the Board:

"Hari Varshney"

  Director

"Marek Kreczmer"                Director

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Statements of Operations and Deficit

For the Years Ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

	2002	2001	2000

Revenues:
Interest	$ 877	$ -	$ -

Expenses:
Bank charges and interest	645	121	5,133
Bad debt	-	-	7,750
Consulting	22,945	-	7,500
Management fees	10,000	2,500	-
Office, rent and administration	37,335	10,625	1,738
Professional fees	143,875	13,417	11,289
Promotion and travel	11,945	902	940
Regulatory and transfer agent	43,133	3,968	7,643
Wages and benefits	5,961	-	-

Operating loss for the year	275,839	31,533	41,993

Write-off of mineral property	--	-	16,621

Loss for the year	274,962	31,533	58,614

Deficit, beginning of year	1,948,336	1,916,803	1,858,189

Deficit, end of year	$ 2,223,298	$ 1,948,336	$ 1,916,803

Basic and diluted loss per share	$ (0.05)	$ (0.03)	$ (0.05)
Weighted average number of common shares	5,093,542	1,189,501	1,189,501

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

	2002	2001	2000

Cash provided by (used in):

Operations:
Loss for the year	$ (274,962)	$ (31,533)	$ (58,614)
Items not involving cash:
Write-off of mineral property	-	-	16,621
Share purchase options	990	-	-
Change in non-cash operating working capital:
Goods and services tax recoverable	(11,750)	(2,482)	7,984
Prepaid expenses and deposits	-	4,070	1,500
Accounts payable and accrued liabilities	(8,673)	(31,620)	4,614
	(294,395)	(61,565)	(27,895)

Investing:
Deposit on exploration	(210,971)	-	-
Mineral properties and deferred exploration	(376,529)	-	-
	(587,500)	-	-

Financing:
Notes payable	-	36,623	19,550
Due to related parties	-	25,000	8,025
Shares issued:
by way of a short form offering, net of share issuance costs	1,151,685	-	-
	1,151,685	61,623	27,575
Increase in cash	269,790	58	(320)
Cash, beginning of year	271	213	533
Cash, end of year	$ 270,061	$ 271	$ 213

Supplementary information:
Non-cash transactions:
Issuance of shares for:
Acquisition of mineral properties	$ 36,000	$ -	$ -
Settlement of debt	1,260,305	-	-

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 1

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

1.

Operations

During the year, effective on October 29, 2002, the Company completed its reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions.  The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

Significant accounting policies

(a)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  As a result, actual results could significantly differ from those estimates.

(b)

       Fair value of financial instruments:

The carrying amount of cash, goods and services tax recoverable, and accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these instruments.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 2

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(c)

Foreign currency translation:

Monetary items are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary items are translated at historical rates. Revenue and expense items are translated at rates prevailing on the transaction dates. Exchange gains and losses are included in operations.

(d)

Mineral properties and deferred exploration:

Mineral property acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests.  A property acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, the Company evaluates the status of its mineral properties based on results to date to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

The amounts shown for mineral property and deferred exploration reflect costs incurred to date and are not intended to reflect present or future values.

(e)

Share issuance costs:

The costs of issuing shares are applied to reduce the stated value of such shares.

(f)

Loss per share:

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective years.  Fully diluted earnings per share, which assumes the exercise of all dilutive options and warrants, has not been presented as the impact of outstanding warrants would be anti-dilutive.

(g)

Stock based compensaton:

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 3

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(g)

Stock based compensaton (continued):

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

During the year, the Company granted stock options to directors, officers and employees as set out in note 6 (e).

(h)

Income taxes:

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on future income taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(i)

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 4

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

3.

Mineral properties and deferred exploration

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Exporations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

(a)

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the year, the Company paid Bonanza $107,500, as per the terms mentioned above.

(b)

The Company will earn its 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 5

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

3.

Mineral properties and deferred explorations (continued)

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the year, the Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

During the year, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 3(b)i.

Subsequent to the year end, the $210,971 deposit was expended on exploration activities.

A discussion and summary of mineral properties and deferred exploration expenditures is as follows:

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 (paid) due November 2001 which was deferred until June 15, 2002. In 2002, the payment increased to US$150,000 and in 2003, to US$675,000. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

	2002	2001

Expenditures during the year:
Mineral properties	$ 143,500	$ -

Deferred exploration expenditures:
Claim maintenance fees	21,315	-
Drilling	5,726	-
Field supplies	2,411	-
Geological consulting	6,453	-
Land payments	233,124	-
	269,029	-

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 6

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

3.

Mineral properties and deferred explorations (continued)

Mineral properties and deferred exploration expenditures, beginning of year	-	-
Mineral properties and deferred exploration expenditures, end of year	$412,529	$ -

4.

Notes payable

At December 31, 2001, the Company had outstanding loans of $78,673 which were unsecured, had interest at 3% and with no fixed terms of repayment.  Beginning March 31, 2001, by agreement with the note holder, the loans became non-interest bearing.

During the year ended December 31, 2002, a company controlled by a director of the Company assumed the outstanding indebtedness from these creditors.

During the year, the Note payable balance was satisfied by the issuance of 665,608 common shares at a deemed price of $0.12 per common share.

See Note 6 (c).

5.

Agreements payable

The agreements payable to a group of companies (the "creditors"), which assumed the outstanding indetedness owed to former directors and senior officers totaling $1,069,333, were non-interest bearing and payable on demand.

During the year, certain creditors entered into debt assignment agreements to sell these debts in equal amounts to Tonga Trading Ltd, EH&P Investments AG, Marco Strub, Buser Management AG, a company controlled by the president of the Company, and persons related to the current president and former president of the Company.

During the year, the Agreement payable balance was satisfied by the issuance of 8,911,104 common shares at a deemed price of $0.12 per common share.

See Note 6 (c).

6.

Share capital

a)

 Authorized

100,000,000 common shares are authorized, with no par value.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 7

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

6.

Share capital (continued)

b)

Issued and outstanding:

Number

of Shares             Amount

Common shares as at December 31, 2001,  2000 and 1999

1,189,500

$    676,226

Shares issued:

for debt settlement

10,502,554

1,260,307

by way of a short form offering, net

of share issuance costs

10,895,862

1,151,685

for corporate finance fee on short form offering

                  650,000

                        -

on acquisition of mineral properties

300,000

36,000

for finder's fee on mineral properties

275,000

-

Common shares as at December 31, 2002

23,812,916

$ 3,124,218

c)

Shares for debt and escrow shares:

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts of $1,260,307.

7,789,864 of the common shares issued on the debt settlement are subject to a three year value security escrow agreement and 2,712,690 shares are subject to a six year surplus security escrow agreement.

During the year, 778,990 shares were released from escrow leaving a balance of 9,723,564 shares in escrow.

See notes 4, 5, and 8.

d)

Short form offering:

During the year, the Company completed an equity financing by way of a short form offering document (the "Offering") through Canaccord Capital Corporation (the "Agent"), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant (a "Warrant"). Each Warrant allows the holder to purchase one additional common share (a "Warrant Share") for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed for trading on the Exchange on October 30, 2002.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 8

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

6.

Share capital (continued)

d)

Short form offering (continued):

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

e)

Stock options:

During the year, the Company granted 1,090,000 stock options to directors, employees, and consultants at a price of $0.10 per share exercisable up to November 19, 2007.

Compensation cost of $990 has been charged against consulting fees during the year, relating to stock options issued to consultants.

The table below presents the pro forma effect on loss for the year, and basic and diluted loss per share, for the year ended December 31, 2002 using the fair market value method of accounting for stock based compensation. The pro forma adjustments presented below pertain to the 1,040,000 new options granted to directors and employees since adoption of the new stock based compensation standards on January 1, 2002 as described in note 2(g).

December 31, 2002
Loss for the year as reported	$ 274,962
Compensation expense related to fair value of stock options	20,598
Pro forma loss for the period	$ 295,560
Pro forma loss per share	$ 0.06

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 55%; and a weighted average expected life of the options of two years.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 9

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

7.

Income Taxes:

The components of the future income tax assets are as follows:

2002                     2001

Future income tax assets

Non-capital losses

$

365,509

$

291,960

Unused earned depletion base

9,450

9,211

Unused cumulative Canadian exploration expenses

28,349

27,633

Unused cumulative Canadian development expenses

10,542

10,276

Unused foreign exploration and development expenses

382,787

213,885

796,637

552,965

Valuation allowance

(796,637)

(552,965)

Net future income tax assets

$                -             $               -

The valuation allowance reflects the Company's estimate that it is not more likely than not that the future income tax assets will be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years.  These losses expire commencing in 2003 through 2009.  The exploration and development expenses can be carried forward indefinitely.

8.

Related party transactions

During the year, a company controlled by a director of the Company entered into an agreement to acquire $25,000 of the outstanding indebtedness from the former management group.

During the year, a relative of the president of the Company entered into an agreement to acquire $87,301 of the outstanding indebtedness from the former president of the Company.

During the year, the due to related parties balance was satisfied by the issuance of 935,842 common shares at a deemed price of $0.12 per common share. See note 6 (c).

During the year, the Company paid $14,000 (2001 - $nil) for rent, $10,000 (2001 - $nil) for management fees and $2,000 (2001 - $nil) for administrative fees to a company owned by directors of the Company.

During the year, the Company paid $3,627 (2001 -  $nil) for rent to a company having a director in common.

During the year, the Company paid $nil (2001 - $5,500) for administrative support services to an officer of the Company.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 10

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

9.

Subsequent event

Subsequent to the year end, the Company granted 450,000 stock options to a director and a consultant at an exercise price of $0.11 per share expiring February 4, 2008.

10.

Difference between General Accepted Accounting Principles in Canada and the United States

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those measurement principles and practices that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The material measurement differences to the financial statements are as follows:

(a)

Mineral properties and deferred exploration

Under United States generally accepted accounting principles the Company would be required to expense exploration costs as incurred prior to determining that a commercially minable deposit exists, rather than capitalizing and amortizing these costs as is the case under Canadian generally accepted accounting principles.  Consequently, acquisition and exploration costs of $412,529 in 2002, $nil in 2001 and $nil in 2000 would have been expensed.

For Canadian GAAP, cash flows related to mineral properties and deferred exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees and directors.  The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective for fiscal years beginning after December 31, 1995.  The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting under APB Option 125 and related interpretations.

Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date.  The excess is recognized by a charge to operations over the vesting period.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 11

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

10.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(b)

Stock-based compensation (continued)

For stock options granted to non-employees, the statement requires compensation expense to be recognized at its fair value.

During the year, stock options were granted to non-employees for services rendered to the Company and compensation expense was recorded in the Company's statements of operations and deficit.

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance criteria to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the  issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

There were no escrow shares based on performance criteria which became eligible for release during the years 2002, 2001 or 2000 and therefore, no compensation expense was recorded for those years.

(c)

Income taxes

Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under U.S. GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

(i)	Assets
		2002	2001
	Assets, under Canadian GAAP	$ 907,793	$ 2,753
	Adjustment for mineral properties and deferred exploration (note 10(a))	(412,529)	-
	Assets, under U.S. GAAP	$ 495,264	$ 2,753

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 12

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

10.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(d)

Reconciliation (continued)

(ii)	Deficit
		2002	2001

	Deficit, under Canadian GAAP	$ (2,223,298)	$ (1,948,336)
	Adjustment for mineral properties and deferred exploration (note 10(a))	(412,529)	-
	Deficit, under U.S. GAAP	$ (2,635,827)	$ (1,948,336)

(iii)	Loss and loss per share for the year
		Years ended December 31
		2002	2001	2000

	Loss for the year, under Canadian GAAP	$ (274,962)	$ (31,533)	$ (58,614)
	Adjustment for mineral properties and deferred exploration (note 10(a))	(412,529)	-	-
	Loss for the year, under U.S. GAAP	$ (687,491)	$ (31,533)	$ (58,614)

	Weighted average number of common shares outstanding under Canadian GAAP and U.S. GAAP, basic and diluted	5,093,542	1,189,501	1,189,501

	Loss per share, basic and diluted under U.S. GAAP	$ (0.13)	$ (0.03)	$ (0.05)

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 13

Years ended December 31, 2002, 2001 and 2000

(In Canadian Dollars)

10..

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(d)

Reconciliation (continued)

(iv)	Cash used in operating activities
		Years ended December 31
		2002	2001	2000

	Cash used in operating activities, under Canadian GAAP	$ (294,395)	$ (61,565)	$ (27,895)
	Mineral properties and deferred exploration (note 10(a))	(587,500)	-	-
	Cash used in operating activities, under U.S. GAAP	$ (881,895)	$ (61,565)	$ (27,895)

(v)	Cash used in investing activities
		Years ended December 31
		2002	2001	2000

	Cash used in investing activities, under Canadian GAAP	$ (587,500)	$ -	$ -
	Mineral properties and deferred exploration (note 10(a))	587,500	-	-
	Cash used in investing activities, under U.S. GAAP	$ -	$ -	$ -

AMERICAN NEVADA GOLD CORP.
Financial Statements

Three months ended March 31, 2003 and 2002

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Balance Sheets

March 31, 2003 and December 31, 2002

	March 31, 2003	December 31, 2002
	(unaudited)	(audited)
Assets

Current assets:
Cash	$ 181,603	$ 270,061
Goods and services taxes recoverable	17,455	14,232
Prepaid expenses	5,347	-
	204,405	284,293

Deposit on exploration (note 3)	122,041	210,971

Mineral properties and deferred exploration (note 3)	501,459	412,529
	$ 827,905	$ 907,793

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 7,051	$ 5,883

Shareholders' equity:
Share capital (note 4)	3,124,218	3,124,218
Contributed surplus	9,348	990
Deficit	(2,312,712)	(2,223,298)
	820,854	901,910
	$ 827,905	$ 907,793

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Statements of Operations and Deficit

For the six months ended June 30, 2003 and 2002

	2003	2002

Revenues:
Interest	$ 581	$ -

Expenses:
Bank charges and interest	577	19
Consulting	37,728	-
Management fees	15,000	-
Office and administration	17,112	6,000
Professional fees	2,720	572
Promotion and travel	2,847	-
Regulatory and transfer agent	3,872	2,550
Wages and benefits	10,139	-
	89,995	9,141

Loss for the period	89,414	9,141

Deficit, beginning of period	2,223,298	1,948,336

Deficit, end of period	$ 2,312,712	$ 1,957,477

Loss per share	$ (0.00)	$ (0.01)
Weighted average number of common shares	23,812,916	1,189,501

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Statements of Cash Flows

For the three months ended March 31, 2003 and 2002

	2003	2002

Cash provided by (used in):

Operations:
Loss for the period	$ (89,414)	$ (9,141)
Items not involving cash:
Share purchase options	8,358	-
Changes in non-cash operating working capital:
Goods and services tax recoverable	(3,223)	(608)
Prepaid expenses and deposits	(5,347)	-
Accounts payable and accrued liabilities	1,168	9,530
Decrease in cash	(88,458)	(219)
Cash, beginning of period	270,061	271
Cash, end of period	$ 181,603	$ 52

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 1

Three months ended March 31, 2003

1.

Operations

During the year ended December 31, 2002, effective on October 29, 2002, the Company completed its reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions.  The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

Significant accounting policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  As a result, actual results could significantly differ from those estimates.

(b)

Fair value of financial instruments

The carrying amount of cash, goods and services tax recoverable, prepaid expenses and accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these instruments.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 2

Three months ended March 31, 2003

2.

 Significant accounting policies (continued)

(c)

Mineral properties and deferred exploration

Mineral property acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests.  A property acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, the Company evaluates the status of its mineral properties based on results to date to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

The amounts shown for mineral property and deferred exploration reflect costs incurred to date and are not intended to reflect present or future values.

(d)

Share issuance costs

The costs of issuing shares are applied to reduce the stated value of such shares.

(e)

Loss per share

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective years.  Fully diluted earnings per share, which assumes the exercise of all dilutive options and warrants, has not been presented as the impact of outstanding warrants would be anti-dilutive.

(f)

Stock based compensaton

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 3

Three months ended March 31, 2003

2.

 Significant accounting policies (continued)

(f)

Stock based compensaton (continued)

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

During the period, the Company granted stock options to a director as set out in Note 4(e).

3.

Mineral properties and deferred exploration

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

(a)

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30-day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the previous year, the Company paid Bonanza $107,500, as per the terms mentioned above.

(b)

The Company will earn its 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 4

Three months ended March 31, 2003

3.

Mineral properties and deferred exploration (continued)

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the previous year, the Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

During the previous year, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 3(b)i.

During the period, $88,930 was expended on exploration activities.

A discussion and summary of mineral properties and deferred exploration expenditures is as follows:

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 (paid) due November 2001 which was deferred until June 15, 2002. In 2002, the payment increased to US$150,000 and in 2003, to US$675,000. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 5

Three months ended March 31, 2003

3.

Mineral properties and deferred exploration (continued)

	March 31, 2003	December 31, 2002

Mineral properties, beginning and end of period	$ 143,500	$ 143,500

Deferred exploration expenditures:
Claim maintenance fees	-	21,315
Drilling	85,262	5,726
Field supplies	-	2,411
Geological consulting	3,668	6,453
Land payments	-	233,124
	88,930	269,029
Deferred exploration expenditures, beginning of period	269,029	-
Deferred exploration expenditures, end of period	357,959	269,029
Mineral properties and deferred exploration expenditures, end of period	$ 501,459	$ 412,529

Share capital

a)

Authorized

100,000,000 common shares are authorized, with no par value.

b)

Issued and outstanding:

Number

of Shares                Amount

Balance, December 31, 2001

1,189,500

$    676,226

Shares issued:

for debt settlement

10,502,554

1,260,307

by way of a short form offering, net

of share issuance costs

10,895,862

1,151,685

for corporate finance fee on short form offering

650,000

-

on acquisition of mineral properties

300,000

36,000

for finder's fee on mineral properties

275,000

-

Balance, March 31, 2003 and December 31, 2002

23,812,916

$ 3,124,218

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 6

Three months ended March 31, 2003

4.

Share capital (continued)

c)

Shares for debt and escrow shares:

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts of $1,260,307.

7,789,864 of the common shares issued on the debt settlement are subject to a three-year value security escrow agreement and 2,712,690 shares are subject to a six-year surplus security escrow agreement.

During the period, 778,990 shares were released from escrow leaving a balance of 9,723,564 shares in escrow.

Subsequent to the period, 1,304,119 shares were released from escrow leaving a balance of 8,419,445 in escrow.

d)

Short form offering:

During the previous year, the Company completed an equity financing by way of a short form offering document (the "Offering") through Canaccord Capital Corporation (the "Agent"), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant (a "Warrant"). Each Warrant allows the holder to purchase one additional common share (a "Warrant Share") for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed for trading on the Exchange on October 30, 2002.

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

e)

Stock options:

Options to purchase common shares of the Company may be granted by the Board of Directors to employees and non-employees of the Company.  The following table summarizes the stock options outstanding at March 31, 2003:

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 7

Three months ended March 31, 2003

4.

Share capital (continued)

e)

Stock options (continued):

Number

Number

outstanding at

exercisable at

Exercise price

March 31, 2003

Expiry date

March 31, 2003

$0.10                                    1,090,000                    November 19, 2007                         1,090,000

$0.11                                       450,000                    February 4, 2008                               450,000

1,540,000                                                                          1,540,000

During the period, the Company granted 450,000 stock options to a director and a consultant at a price of $0.11 per share exercisable up to February 4, 2008.

Compensation cost of $8,358 has been charged against consulting fees during the period relating to stock options issued to a consultant.

The table below presents the pro forma effect on loss for the period and basic and diluted loss per share for the period ended March 31, 2003 using the fair market value method of accounting for stock based compensation. The pro forma adjustments presented below pertain to the 300,000 new options granted to a director during the period.

March 31, 2003
Loss for the period as reported	$ 89,414
Compensation expense related to fair value of stock options	16,715
Pro forma loss for the period	$ 106,129
Pro forma loss per share	$ 0.00

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%; dividend yield of 0%; stock price volatility of 65%; and a weighted average expected life of the options of two years.

The weighted average fair value of options granted during the period ended March 31, 2003 is $0.06.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Notes to Financial Statements, page 8

Three months ended March 31, 2003

5.

Related party transactions

During the period, the Company paid $15,000 for management fees and $3,000 for administrative fees to a company owned by directors of the Company.

During the period, the Company paid $5,256 for rent to a company having a director in common.

NUMBER 326511

EXHIBIT 1.1

CANADA

PROVINCE OF BRITISH COLUMBIA

Province of British Columbia
Ministry of Finance and Corporate Relations

REGISTRAR OF COMPANIES COMPANY ACT

Certificate of Incorporation

I HEREBY CERTIFY THAT MOROCCO EXPLORATIONS INC.

HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT

GIVEN UNDER MY HAND AND SEAL OF OFFICE

 AT VICTORIA, BRITISH COLUMBIA

THIS 12TH DAY OF MAY, 1987

M A. JORRE DE ST. JORRE

REGISTRAR OF COMPANIES

EXHIBIT 1.2

COMPANY ACT

(R.S.B.C. 1979. CHAPTER 59)

ARTICLES OF

 MOROCCO EXPLORATIONS INC.

PART 1

INTERPRETATION

1.01

In these Articles,

unless the context otherwise requires:

(a) "directors" means the directors of the Company for the time being;

(b) "Company Act" means the Company Act of the Province of British Columbia from time to time in force and all amendments thereto;

(c) "register" means the register of members to be kept pursuant to the Company Act;

(d)

"registered address" of a member means his address as recorded in the register;

(e) "registered address" of a director means his address as recorded in the Company's register of directors to be kept pursuant to the Company Act.

1.02 Words importing the singular include the plural and vice versa; and words importing a male person include a female person and a corporation.

1.03 The definitions in the Company Act on the date these Articles become effective shall, with the necessary changes and so far as are applicable, apply to these Articles.

PART 2

SHARES

2.01 The issue of shares shall be under the control of the directors who may allot or otherwise dispose of the same or grant options to purchase the same at such times and to

such persons or class of persons and in such manner and upon such terms as they think proper and in particular, but without limiting the generality of the foregoing, the directors may grant options to purchase and allot shares to directors, officers or employees for such consideration and at such price or prices and upon such terms as the directors may determine.

2.02 Any shares without par value may be issued and allotted at such prices and for such consideration as the directors may determine.

2.03 Shares may be issued and allotted as the consideration or part consideration for any property acquired by or work done for or obligation undertaken for the Company.

2.04 The Company may at any time pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any of its shares, provided the commission and discount in the aggregate shall not exceed twenty-five per cent (25X) of the subscription price. The commission or discount may be paid or satisfied in cash or in shares.

PART 3
SHARE CERTIFICATES

3.01 If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee (if any), not exceeding one dollar ($1.00) and on such terms (if any) as to evidence and indemnity as the directors think fit.

PART 4

REGISTER OF MEMBER

4.01 The directors may, subject to the provisions of the Company Act, make such provisions as they may think fit respecting the keeping of the register of members or any branch register and for the appointment of registrars and transfer agents for the purpose of issuing, countersigning, registering, transferring and certifying the shares of the Company.

4.02

The Company may cause to be kept outside British Columbia one or more branch registers of members.

4.03 Except as required by law, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognize, even when having notice thereof, any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or, except as by these Articles or by law otherwise provided, any other rights in respect of any share except in absolute right to the entirety thereof in the registered holder.

PART 5
TRANSFER OF SHARES

5.01 The instrument of transfer of any shares of the Company shall be respectively in such usual or common form as the directors shall approve and shall comply with the Company Act.

5.02 The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members in respect thereof.

5.03 The signature of the registered owner of any shares or of his duly authorized attorney upon the form of transfer endorsed upon the certificate for the said shares or upon a form of transfer accompanying the said certificate shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register in the name of the person, firm or company named in the form of transfer as transferee or if no person, firm or company is named therein as transferee then in the name of the person, firm or company in whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered of all of the shares comprised in the said certificate or so many thereof as the form of transfer shall state are to be transferred. Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person, firm or company named in the form of transfer as transferee, or if no person, firm or company is named therein as transferee, of the person, firm or company in whose behalf the certificate is presented for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner of the certificate or of the shares represented thereby for registering the transfer, and transfer, when registered, shall confer upon the person, firm or company in whose name the shares have been registered a valid title to such shares.

5.04 The directors may decline to recognize any instrument of transfer unless the instrument of transfer is accompanied by the certificate of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

PART 6
PURCHASE OF SHARES

6.01

Subject

to

the

special

rights and restrictions

attached

to

any class

of

shares,

the Company may, by a

resolution. of the directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution.

PART 7
ALTERATION OF CAPITAL AND SHARES

7.01 Except as otherwise provided by conditions imposed at the time of creation of any new shares or by these Articles, any addition to the authorized capital resulting from the creation of new shares shall be subject to the provisions of these Articles.

PART 8
BORROWING POWERS

8.01 The directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing, by the issue of bonds or debentures or any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the Company, both present and future.

8.02 The directors may make any debentures, bonds or other debt obligations issued by the Company by their terms, assignable free from any equities between the Company and the person to whom they may be issued, or any other person who lawfully acquires the same by assignment, purchase, or otherwise howsoever.

8.03 The directors may authorize the issue of any debentures, bonds, or other debt obligations of the Company at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into shares, attending at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

8.04 If the directors or any of them or any other persons shall become personally liable for the payment of any sum primarily due from the Company, the directors may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the directors or persons so becoming liable as aforesaid from any loss in respect of such liability.

PART 9

GENERAL AND CLASS MEETINGS

9.01 The general meetings of the Company shall be held at such time and place, in accordance with the Company Act, as the directors appoint.

9.02

Every general meeting, other than an annual general meeting, shall be called an extraordinary general meeting.

9.03

The directors may, whenever they think fit, convene an extraordinary general meeting.

9.04 Notice of a general meeting shall specify the place, the day and the hour of meeting, and, in case of special business, the general nature of that business. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive notice shall not invalidate any proceedings at that meeting.

9.05 If any special business includes the presenting, considering, approving, ratifying or authorizing the execution of any document, then the portion of any notice relating to that document is sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at an office of the Company in the Province of British Columbia or at one or more designated places in the Province during business hours on any specified or unspecified working day or days prior to the date of the meeting and at the meeting.

9.06 The provisions of these Articles relating to the call and conduct of general meetings apply, with the necessary changes and so far as are applicable, to class meetings and to series meetings, except that the quorum for a class meeting or a series meeting of the Company shall be one member present in person or by proxy or (being a corporation) represented in accordance with Section 33 of the Company Act, holding not less than one-third of the shares affected.

PART 10
PROCEEDINGS AT GENERAL MEETINGS

10.01

The following business at a general meeting shall be deemed to be special business:

(a) All business at an extraordinary general meeting;

(b) All business that is transacted at an annual general meeting, with the exception of the consideration of the financial statement and the report of the directors and auditors, the election of directors, the appointment of the auditors and such other business as, under these Articles ought to be transacted at an annual general meeting, or any business which is brought under consideration by the report of the directors issued with the notice convening the meeting.

10.02 No business, other than the election of a chairman and the adjournment of termination of the meeting, shall be conducted at any general meeting at any time when a quorum is not present.  If at any time during a general meeting there ceases to be a quorum present, any business then in progress shall be suspended until there is a quorum present or until the meeting is adjourned or terminated, as the case may be. Save as herein otherwise provided, a quorum shall be one member present in person or by proxy of (being a corporation) represented in accordance with Section 33 of the Company Act, holding not less than one voting share of the Company.

10.03 If within a half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be terminated; but in any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, if the quorum for the meeting is one member holding or representing one voting share, then the meeting shall be terminated, or, if the quorum is greater than as aforesaid, the members present shall be a quorum.

10.04 Subject to Article 10.05, the Chairman of the Board, or in his absence, the President of the Company, or in his absence one of the directors present shall preside as chairman of every general meeting.

10.05 If at any general meeting there is no such officer or director present within fifteen minutes after the time appointed for holding the meeting or if the Chairman of the Board and the President and all the directors present are unwilling to act as chairman, the members present shall choose some one of their number to be chairman.

10.06 The chairman of a general meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting but not "advance notice" shall be given as in the case of the original meeting. Except as aforesaid, it is not necessary to give any notice of an adjournment of the business to be transacted at an adjourned general meeting.

10.07 No resolution proposed at a meeting may be put to the vote of the meeting unless seconded and the chairman of any meeting is entitled to move or propose a resolution.

10.08 In case of an equality of votes, the chairman shall not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which he may be entitled as a member.

10.09 In the case of any dispute as the admission or rejection of a vote, the chairman shall determine the same and his determination made in good faith is final and conclusive.

10.10 A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.11 Subject to the provisions of Article 10.12, if a poll is duly demanded, it shall be taken in such manner and at such time, within seven days after the date of the meeting, and such place as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded. A demand for a poll may be withdrawn.

10.12

A poll demanded on a question of adjournment shall be taken at the meeting without adjournment.

10.13 The demand for a poll shall not, unless the chairman so rules, prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

PART 11 VOTES OF MEMBERS

11.01

Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person has one vote, and on a poll every member, present in person or by proxy, has one vote for each share he holds.

11.02 Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the directors have previously admitted his right to vote at that meeting in respect. of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.03 Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting, either personally or by proxy, in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting, personally or by proxy, the joint member present whose name stands first on the register in respect of the share shall alone be entitled to vote in respect of that share. Several executors or administrators of a deceased member in whose sole name any share stands shall, for the purpose of this Article, be deemed joint members.

11.04 Subject to Section 183 of the Company Act, a corporation which is a member may vote by its duly authorized representative who is entitled to speak and vote, either in person or by proxy, and in all other respects exercise the rights of a member and that representative shall be reckoned as a member for all purposes in connection with any meeting of the Company.

11.05 A member for whom a committee have been duly appointed may vote, whether on a show of hands or on a poll, by his committee and that committee may appoint a proxyholder.

11.06 Unless the directors otherwise determine, the instrument appointing a proxyholder and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

11.07 A vote given in accordance with the terms of an instrument of proxy is valid notwithstanding the previous death or incapability of the member of revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided no intimation in writing of the death, incapability, revocation or transfer has been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting before the vote is given.

11.08 Unless, in the circumstances, the Company Act requires any other form of proxy, an instrument appointing a proxyholder, whether for a specified meeting or otherwise, shall be in common form, or in any other form that the directors shall approve.

PART 12
DIRECTORS

12.01 The directors may exercise all such powers and do all such acts and things as the Company may exercise and do, and which are not by these Articles or by statute or otherwise lawfully directed or required to be exercised or done by the Company in general meeting, but subject, nevertheless, to the provisions of all laws affecting the Company and of these Articles and to any rules, not being inconsistent with these Articles, which are made from time to time by the Company in general meeting; but no rule made by the Company in general meeting shall invalidate any prior act of the directors that would have been valid if that rule had not been made.

12.02

The number of directors shall be not less than one) nor more than fifteen and. shall be from time to time determined by ordinary resolution.

12.03

A director is not required to have any share qualification.

PART 13

RETIREMENT AND ELECTION OF DIRECTORS

13.01 At the first annual general meeting of the Company after its formation by amalgamation, and at every succeeding annual general meeting, all the directors shall retire from re-election. At every annual general meeting the members shall fill up the vacated offices by electing a like number of directors and, whenever the number of retiring directors is less than the maximum number for the time being required by or determined pursuant to Article 12.02, they may also elect such further number of directors if any, as the Company then determines, but the total number of directors elected shall not exceed that maximum.

13.02 If, at any general meeting at which an election of directors ought to take place, the places of the retiring directors are not filled up, such of the retiring directors as may be requested by the newly-elected directors shall, if willing, continue in office until further new directors are elected either at an extraordinary general meeting specially convened for that purpose or at the annual general meeting in the next or some subsequent year, unless it is determined to reduce the number of directors.

13.03 If the Company removes any director before the expiration of his period of office and appoints another person in his stead, the person so appointed shall hold office only during such time as the director in whose place he is appointed would have held the office if he had not been removed.

13.04 The directors have power at any time and from time to time to appoint any person as a director to fill a casual vacancy in the directors. The directors shall have power at any time and from time to time to appoint one or more additional directors; but the number of additional directors shall not at any time exceed one-third of the number of directors elected or appointed at the last annual general meeting of the Company. Any director so appointed holds office only until the conclusion of the next following annual general meeting of the Company, but is eligible for re-election at that meeting.

13.05 A director may, with the approval of the directors, appoint any person, whether a member of the Company or not, and whether a director of the Company or not, to serve as his alternate director and as such to attend and vote in his stead at meetings of directors, and such alternate director shall, if present, be included in the count for a quorum, and if he be a director, he shall be entitled to two votes, one as a director and the other as an alternate director. If the appointing director so directs, notice of meetings of directors shall be sent to the alternate director and not to the appointing director. An alternate director shall ipso facto vacate office as an alternate director if and when the appointing director vacates office as a director or removes the appointee from office as alternate director, and any appointment or removal under this clause shall be made in writing under the hand of the director making the same.

PART 14 PROCEEDINGS OF DIRECTORS

14.01 The directors may meet together at such places as they think fit for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they see fit. The directors may from time to time fix the quorum necessary for the transaction of business and unless so fixed the quorum shall be a majority of the directors then in office. The Chairman of the Board, or in his absence the President of the Company, shall be chairman of all meetings of the directors; but if at any meeting the Chairman of the Board or the President is not present within thirty minutes after the time appointed for holding the meeting, the directors present may choose someone of their number to be chairman at that meeting. Any two directors may at any time and the Secretary, upon the request of any two directors, shall, convene a meeting of the directors.

14.02 The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by them by resolution either passed at a meeting at which a quorum is present or consented to in writing under Section 149 of the Company Act.

14.03 A director may participate in a meeting of directors or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other and provided that all such directors agree to such participation. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

14.04 For the first meeting of the directors to be held immediately following the appointment or election of a director or directors at an annual or other general meeting of shareholders, or for a meeting of the directors at which a director is appointed to fill a vacancy in the directors, it is not necessary to give notice of the meeting to the newly-elected or appointed director or directors for the meeting to be duly constituted, provided that a quorum of the directors is present.

14.05

Any director of the Company who may be absent

temporarily

from the Province of British Columbia may file,

at the registered office of the Company, a waiver of notice, which may be by letter, telegram, telex or cable, of any meeting of the directors and may, at any time, withdraw the waiver, and until the waiver is withdrawn, no notice of meetings of directors shall be sent to that director, and any and all meetings of the directors of the Company, notice of which has not been given to that director, shall provided a quorum of the directors is present, be valid and effective.

14.06 Questions arising at any meeting of the directors shall be decided by a majority of votes. In case of an equality of votes, the chairman has a second or casting vote.

14.07 No resolution proposed at a meeting or directors need be seconded and the chairman of any meeting is entitled to move or propose a resolution.

14.08 A resolution in writing, signed by each director shall be as valid and effectual as if it had been passed at a meeting of directors duly called and held. Such resolution may be in one or more counterparts each signed by one or more directors which together shall be deemed to constitute one resolution in writing.

14.09 Not less than forty-eight hours' notice of a meeting of the directors shall be given in writing by delivery by hand or by telegraph (provided always that notice shall also be sufficiently given if it is mailed by prepaid post at least three clear days in advance exclusive of the day on which the notice is mailed and exclusive of any Sunday or holiday) but any director may in writing waive notice or accept shorter notice. The directors may, by resolution, fix a regular time and place for meetings, and in the case notice shall be given of such resolution or resolutions and thereafter no further notice need be given of such meetings.

PART 15

DIRECTORS - MISCELLANEOUS PROVISIONS

15.01

The remuneration of

the directors may from time to time be determined by the directors.

15.02 The directors shall be repaid such reasonable travelling, hotel and other expenses as they may incur in and about the business of the Company and if any director shall be required to perform extra services or should otherwise be specially occupied about the Company's business, he shall be entitled to receive a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration he may be entitled to receive, and the same shall be charged as part of the ordinary working expenses.

PART 16

EXECUTIVE AND OTHER COMMITTEES

16.01 The directors may after the annual general meeting of the Company and from time to time as vacancies occur, elect from among their members an Executive Committee. The Executive Committee shall consist of not less than two members but the number of members may be increased or decreased from time to time by resolution of the directors. The Executive Committee shall advise and aid the officers of the Company in all matters concerning its interest and the management of its business and affairs and may (subject to any regulations or restrictions which the directors may from time to time make or impose) exercise any and all powers of the directors while the latter are not in session except power to do any act which must by law be performed by the directors themselves provided, however, that a report of all acts and proceedings of the Executive Committee done or had in the interval between meetings of the directors shall be made to the next following meeting of the directors for the information thereof. The Executive Committee shall meet at such times and at such place or places as shall be determined by the Executive Committee and in accordance with such rules as may be provided by resolution of the directors. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business, provided that in the event of there being no quorum present at any meeting of the Executive Committee, any director or directors of the Company who is or are requested by the chairman of such meeting to attend such meeting shall have the right to attend and shall thereupon be a member or members of the Executive Committee for such meeting.

16.02 The members of the Executive Committee shall be entitled to receive such remuneration for acting as members of the Executive Committee as the directors may from time to time determine.

16.03 The directors may delegate any, but not all, of their powers to committees (other than the Executive Committee) consisting of such director or directors as they think fit. Any committee so formed in the exercise of the powers so delegated shall conform to any rules that may from time to time be imposed on it by the directors, and shall report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held next after it has been done.

16.04 A committee may elect a chairman of its meetings; if no chairman is elected, or if at any meeting the chairman is not present within thirty minutes after the time appointed for holding the meeting, the directors present who are members of the committee may choose one of their number to be chairman of the meeting.

16.05 The members of a committee may meet and adjourn as they think proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall have a second or casting vote.

PART 17

OFFICERS

17.01

The directors shall elect from among their members

a President and,

if they see fit, may elect a Chairman of the Board and may elect a Vice-Chairman, either of whom may also be the President, all or any of whom shall hold office until their successors are elected. Vacancies occurring from time to time in these offices may be filled by the directors from among their members.

17.02 The directors may designate the Chairman of the Board or the Vice-Chairman, if any, of the President to be the chief executive officer. Failing such designation the Chairman of the Board or, if there be none, the Vice-Chairman or, if there be none, the President, shall be the chief executive officer. The chief executive officer shall, subject to the control of the directors, have and exercise general supervision over the management and control of the business and affairs of the Company, its officers and employees.

17.03 The directors, from time to time, shall appoint a Secretary and may appoint one or more Vice-Presidents, one of whom may be the chief financial officer, and such other officers as the directors may determine, so including one or more assistants to any of the officers so appointed, and may determine their duties and, in the discretion of the directors, in the absence of a written agreement to the contrary, may remove or suspend them. One person may hold more than one office.

PART 18

EXECUTION OF INSTRUMENTS

18.01 The directors may provide a common seal for the Company and for its use and they shall have power from time to time to destroy the same and substitute a new seal in place of the seal destroyed.

18.02 Subject to the provisions of the Company Act, the directors may provide for use in any other province, state, territory or country an official seal.

18.03 The directors shall provide for the safe custody of the common seal of the Company which shall not be affixed to any instrument except in the presence of:

(a) any two of the Chairman of the Board or the Vice-Chairman (if any) or the President or a Vice-President or the Directors or the Secretary; or

(b) such other officers or persons as may be prescribed from time to time by resolutions of the directors;

and such officers, directors, and persons shall sign every instrument to which the seal of the Company is affixed in their presence.

18.04 To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, share warrants or other securities of the Company, whether in definitive or interim form on which facsimiles of the respective signatures of Chairman of the Board, Vice-Chairman or the President, or Vice-President, and the Secretary are mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definite or interim bonds, debentures, share certificates, share warrants or other securities one or more unmounted dies reproducing the Company's seal and the President or a Vice-President and the Secretary may by a writing authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates, share warrants or other securities by the use of such dies. Bonds, debentures, share certificates, share warrants or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal as if it had actually been affixed thereto and be valid and binding on the Company and this notwithstanding that any person whose signature is so engraved, lithographed or printed as that of the Chairman of the Board, Vice-Chairman, President, Vice-President or Secretary may have caused to hold such office at the date of the issue thereof.

PART 19
DIVIDENDS

19.01

The directors may declare dividends and fix the date of record therefor and the date for payment thereof.

19.02 Subject to the terms of share with special right or restrictions, all dividends shall be declared according to the number of shares held.

19.03 Dividends may be declared to be payable out of the profits of the Company. No dividend shall bear interest against the Company.

19.04 A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paidup shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of specific assets, and may determine that cash payments shall be made to a member upon the basis of the value so fixed in place of fractional shares, bonds, debentures or other debt obligations in order to adjust the rights of all parties, and may vest any of those specific assets in trustees upon such trusts for the persons entitled as may seem expedient to the directors.

19.05 Any dividend or other moneys payable in cash in respect of a share may be paid by cheque sent through the post to the member in a prepaid letter, envelope or wrapper addressed to the member at his registered address, or in the case of joint members, to the registered address of the joint member who is first named on the register, or to such person and to such address as the member or joint members, as the case may be, in writing direct. Any one of two or more joint members may give effectual receipt for any dividend or other moneys payable or assets distributable in respect of a share held by them.

19.06 Where the dividend to which a member is entitled includes a fraction of one cent such shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full..

19.07

No notice of the declaration of a dividend need be given to any member.

19.08 The directors may, before declaring a dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending that application may, at the like discretion, either be employed in the business of the Company or be invested in such investments, other than shares of the Company, as the directors may from time to time think fit.

PART 20

ACCOUNTS

20.01 The directors shall cause records and books of accounts to be kept as necessary to record properly the financial affairs and condition of the Company and to comply with the provisions of statutes applicable to the Company.

20.02 Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

PART 21
INDEMNIFICATION

21.01 The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not brought by the Company or by a corporation or other legal entity or enterprise as hereinafter mentioned and whether civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise, against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if he acted honestly and in good faith with a view to the best interests of the corporation or other legal entity or enterprise as aforesaid of which he is or was a director, officer, employee or agent, as the case may be, and exercised the care, diligence and skill of a reasonable prudent person, and with respect to any criminal or administrative, action or proceeding, he had reasonable grounds for believing that his conduct was lawful; provided that the Company shall not be bound to indemnify any such person, other than a director, officer or an employee of the Company (who shall be deemed to have notice of this article and to have contracted with the Company in terms hereof solely by virtue of his acceptance of such office or employment, if in acting as agent for the Company or as a director, officer, employee or agent of another corporation or other legal entity or enterprise as aforesaid, he does so by written request of the Company containing an express reference to this article; and provided further that no indemnification of a director or former director or officer or former officer of the Company, of a corporation in which the Company is or was a shareholder, shall be made except to the extent approved by the Court pursuant to the Company Act or any other statute. The determination of any action, suit or proceeding by judgment, order, settlement, conviction or otherwise shall not, of itself, create a presumption that the person did not act honestly and in good faith and in the best interests of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceeding, did not have reasonable grounds to believe that his conduct was lawful.

21.02 The Company shall indemnify any person other than a director in respect of any loss, damage, costs or expenses whatsoever incurred by him while acting as an employee or agent for the Company unless such loss, damage, costs or expenses shall arise out of failure to comply with instructions, wilful act or default or fraud by such person if the directors, in their absolute discretion, so decide or the Company by ordinary resolution shall so direct.

21.03 The indemnification provided by this Part shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any other Part, or any valid and lawful agreement, vote of members or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall. continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such person.  The indemnification provided by this article shall not be exclusive of any powers, rights, agreements or undertakings which may be legally permissible or authorized by or under any applicable law. Notwithstanding any other provisions set forth in this Part, the indemnification authorized by this Part shall be applicable only to the extent that any such indemnification shall not duplicate indemnity or reimbursement which that person has received or shall receive otherwise than under this Part.

21.04 The directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

21.05 Subject to the Company Act, no director or officer or employee for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board for the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be invested or for any loss or damages arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own wilful act or default, negligence, breach of trust or breach of duty.

21.06 Directors may rely upon the accuracy of any statement of fact represented by an officer of the Company to be correct or upon statement in a written report of the auditor of the Company and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

21.07 The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise against any liability incurred by him as a director, officer, employee or agent.

PART 22

NOTICES

22.01 Except as otherwise provided in these Articles, a notice may be given to any member or director, either personally or by sending it by post to him in a prepaid letter, envelope or wrapper addressed to the member or director at his registered address.

22.02 A notice may be given by the Company to joint members in respect of a share registered in their names by giving the notice to the joint member first named in the register of members in respect of that share.

22.03 A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter, envelope or wrapper addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or, until that address has been so supplied, by giving notice in any manner in which the same might have been given if the death or bankruptcy has not occurred.

22.04 Any notice or document sent by post to, or left at, the registered address of, any member, shall, notwithstanding that member is then deceased, and whether or not the Company has notice of his death, be deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by that deceased member, until some other person is registered in his stead as the member or joint member in respect of those shares, and that service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons, if any, jointly interested with him in those shares.

22.05 Any notice sent by post shall be deemed to have been served on the day following that on which the letter, envelope or wrapper containing the same is posted, and in proving service it is sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and put in a Canadian Government post office, postage prepaid.

22.06

Notice of every general meeting shall be given in any manner hereinbefore authorized to:

(a) every member holding a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of the mailing of such notice;

(b) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member where the member but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other person is entitled to receive notice of general meetings.

FULL NAME, RESIDENT ADDRESS

NUMBER AND CLASS AND KIND

OCCUPATION OF SUBSCRIBER

OF SHARES TAKEN BY SUBSCRIBER

EXHIBIT 1.3

Number: 326511

British

Columbia

NUMBER: 326511

CERTIFICATE

OF

CHANGE OF NAME

COMPANY ACT

I Hereby Certify that

MOROCCO EXPLORATIONS INC.

has this day changed its name to

MASK RESOURCES INC.

Issued under my hand at Victoria, British Columbia
on September 02, 1998

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

EXHIBIT 1.4

COMPANY ACT

MEMORANDUM

of

MASK RESOURCES INC.

(as altered by Special Resolutions passed as of June 24, 1998)

1.

The name of the Company is "Mask Resources Inc.".

2.

The authorized capital of the Company consists of 100,000,000 common shares without par value.

The following special resolutions were passed by the Company referred to below on the date stated: Name of Company:

Morocco Explorations Inc.

Date resolution passed:

June 24, 1998

Resolutions:

"Resolved, as Special Resolutions, that:

1.

all of the common shares without par value, both issued and unissued, be consolidated into 33,333,333.33 common shares without par value, every three of such shares before consolidation being consolidated into one share;

2.

the authorized capital be increased after the consolidation to 100,000,000 common shares without par value;

and that paragraph 2 of the Memorandum of the Company be altered to read as follows:

'2.

The authorized capital of the Company consists of 100,000,000 common shares without par value;

3.

the name of the Company be changed from Morocco Explorations Inc. to Mask Resources Inc. and that paragraph 1 of the Memorandum of the Company be altered to read as follows:

'1.

The name of the Company is Mask Resources Inc.'

4.

the existing Articles of the Company as filed with the Registrar of Companies be cancelled and that the form of Articles attached hereto and marked Schedule "A" be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company."

The Memorandum as altered is attached.

Certified a true copy this  24  day of June, 1998.

(Signature)

"Mel Reeves"

(Relationship to Company)

President

COMPANY ACT

ARTICLES

MASK RESOURCES INC.

PART 1 - INTERPRETATION

1.1

In these Articles, unless the context otherwise requires:

(a)

"Company Act" means the Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b)

"designated security" means a security of the Company that is not a debt security and that:

(i)

carries a voting right in all circumstances or under some circumstances that have occurred and are continuing, or

(ii)

carries a residual right to participate in the earnings of the Company or, upon the liquidation or winding up of the Company, in its assets;

(c)

"Directors", "Board of Directors" or "Board" means the Directors or, if the Company has only one Director, the Director of the Company for the time being;

(d)

"month" means calendar month;

(e)

"registered address" of a Director means the address of the Director recorded in the register of directors;

(f)

"registered address" of a member means the address of the member recorded in the register of members;

(g)

"registered owner" or "registered holder" when used with respect to a share in the capital of the Company means the person registered in the register of members in respect of such share;

(h)

"regulations" means the regulations made pursuant to the Company Act;

(i)

"seal" means the common seal of the Company, if the Company has one.

1.2

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3

Words importing the singular include the plural and vice versa, words importing male persons include female persons and words importing persons shall include corporations.

1.4

The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.5

The rules of construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

1.6

The provisions contained in Table A in the First Schedule to the Company Act shall not apply to the Company.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1

Every share certificate issued by the Company shall be in such form as the Directors may approve from time to time and shall contain such statements as are required by, and shall otherwise comply with, the Company Act.

2.2

Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him except that, in respect of a share or shares held jointly by several members, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all. The Company shall not be bound to issue certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

2.3

Any share certificate may be sent by registered mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member resulting from the loss or theft of any such share certificate so sent.

2.4

If a share certificate:

(a)

is worn out or defaced, the Directors may, upon production to the Company of the certificate and upon such other terms, if any, as they may think fit, order the certificate to be cancelled and issue a new certificate in lieu thereof;

(b)

is lost, stolen or destroyed, the Directors may, upon proof thereof to their satisfaction and upon such indemnity, if any, being given as they consider adequate issue a new share certificate in lieu. thereof to the person entitled to such lost, stolen or destroyed certificate; or

(c)

represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Directors shall cancel the certificate so surrendered. and issue in lieu thereof certificates in accordance with such request.

2.5

If a member owns shares of a class or series represented by more than one share certificate and surrenders the certificates to the Company with a written request that the Company issue in his name one certificate representing in the aggregate the same number of shares as the certificates so surrendered, the Directors shall cancel the certificates so surrendered and issue in lieu thereof a certificate in accordance with such request.

2.6

The Directors may from time to time determine the amount of a charge, not exceeding an amount prescribed by the regulations or the Company Act, to be imposed for each certificate issued pursuant to Articles 2.4 and 2.5.

2.7

Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf off a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date. of the issue of the certificate.

2.8 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except as provided by law, statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3 - ISSUE OF SHARES

3.1

Except as provided in the Company Act, the Memorandum of the Company and these Articles, and subject to any direction to the contrary contained in a resolution of the members authorizing any increase or alteration of capital, the shares of the Company shall be under the control of the Directors who may, subject to the rights of the holders of issued shares of the Company, allot and issue, or grant options in respect of shares authorized but not issued or issued and redeemed or purchased, at such times and to such persons, including Directors, and in such manner and upon such terms and conditions, and at such price or for such consideration, as the Directors in their absolute discretion may determine.

3.2

If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3

Subject to the provisions of the Company Act, the Company may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for its shares, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, but if the, Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25% of the amount of the subscription price of such shares.

3.4

No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. A document evidencing indebtedness of the allottee is not property for the purpose of this Article. The value of property or services for the purpose of this Article shall be the value determined by the Directors by resolution to be, in all the circumstances of the transaction, no greater than the fair market value thereof. The full. consideration received for a share issued by way of dividend shall be the amount determined by the Directors to be the amount, of the dividend.

PART 4 - SHARE REGISTERS

4.1

The Company shall keep or cause to be kept a register off members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors may appoint a trust company to keep the aforesaid registers or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the registers for . each class of shares. The Directors may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2

Unless prohibited by the Company Act, the Company may keep or cause to be kept within the Province one or more branch registers of members and may, if the Company is, or becomes, a reporting company, cause to be kept outside the Province one or more branch register of members.

1.1

The Company shall not at any time close its register of members.

PART 5 - TRANSFER OF SHARES

5.1

Subject to the provisions of the Memorandum of the Company and these Articles and to restrictions on transfer, if any, contained in these Articles, any member may transfer any of his shares by instrument of transfer executed by or on behalf of such member. and delivered to the Company or its transfer agent. The instrument of transfer shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. If the Directors so require, each instrument of transfer shall be in respect of only one class of shares. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2

The signature of the registered owner of any shares, or of his, duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register in the name of the transferee as named in the instrument of transfer the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company., its Directors, officers and agents to register, in the name off the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number off shares specified, in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3

The Company and its Directors, officers and transfer agent or agents shall not be bound to enquire into the title of the person named in the form of transfer as transferee or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered, or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4

Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors, the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer,' where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5

There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

PART 6 - TRANSMISSION OF SHARES

6.1

In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder of shares, and the legal personal representative of the deceased member where he was the sole holder, shall be the only persons recognized. by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to produce a certified copy of a grant of probate or letters of administration, or grant of representation, will, order or other instrument or other evidence of the death under which title to the shares is claimed to vest, and. such other documents as the Company Act requires.

6.2

Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, as the case may be, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

6.3

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, have the right either to be registered as a member in his representative capacity in respect of such share or, if he is a personal representative or trustee in. bankruptcy, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person. could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 7 - ALTERATION OF CAPITAL

7.1

The Company may by ordinary resolution amend its Memorandum to increase its authorized capital by:

(a)

creating shares with par value or shares without par value, or both;

(b)

increasing the number of shares with par value or shares without par value, or both; or

(c)

increasing the par value of a class of shares with par value, if no shares of that class are issued.

7.2

The Company may by special resolution alter its Memorandum to:

(a)

subdivide all or any of its unissued or fully paid issued shares with par value into shares with smaller par value;

(b)

subdivide all or any of its unissued. or fully paid issued shares without par value so that the number of those shares is increased;

(c)

consolidate all or any of its shares with par value into shares of larger par value;

(d)

consolidate all or any of its shares without par value so that the number of those shares authorized is reduced;

(e)

change all or any of its unissued or fully paid issued shares with par value into shares without par value;

(f)

change all or any of its unissued shares without par value into shares with par value;

(g)

alter the name or designation of all. or any of its issued or unissued shares; or

(h)

alter the provisions as to the maximum price or consideration at or for which share: without par value may be issued,

but only to such extent, in such manner and with such consents of members holding shares of a class or series which are the subject of or are affected by such alteration as the Company Act provides.

7.3

The Company may alter its Memorandum or these Articles:

(a)

by special resolution, to create, define and attach special rights or restrictions to any shares, whether issued or unissued, and

(b)

by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights or restrictions attached to any shares, whether issued or unissued, and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a separate resolution is consented thereto by the members holding shares of each such class or series passed by a majority of 3/4 of the votes cast, or such greater majority as may be specified by the special rights attached to the class or series, of the issued shares of such class or series.

7.4

Notwithstanding such consent in writing or such separate resolution, no such alteration shall be valid as to any part of the issued shares of any class or series unless the holders of the rest of the issued shares of such class or series either all consent thereto in writing or consent thereto by a separate resolution passed by a majority of 3/4 of the votes cast.

7.5

If the Company is, or becomes, a reporting company, no resolution to create, vary or abrogate any special right of conversion or exchange attaching to any shares shall be submitted to any general meeting, class meeting or series meeting of members unless, if so required by the Company Act, the Superintendent of Brokers, the British Columbia Securities Commission, or other applicable. regulatory authority, as the case may be, has first consented to the resolution.

7.6

Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting but the quorum at a class meeting or series meeting shall be one person holding or representing by proxy one-third of the shares affected.

PART 8 - PURCHASE AND REDEMPTION OF SHARES

8.1

Subject to the special rights and restrictions attached to any shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any shares that have a right of redemption attached to them in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

8.2

Unless shares are to be purchased by the Company through a stock exchange or the Company is purchasing the shares from a dissenting member pursuant to the requirements of the Company Act or the Company is purchasing the shares from a bona, fide employee or bona fide former employee of the Company or of an affiliate of the Company, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

8.3

If the Company proposes at its option to redeem some but not all of the shares of a particular class or series, the Directors may, subject to the special rights and. restrictions attached to the shares of such class or series, decide the manner in which the shares to be redeemed shall be selected.

8.4

Subject to the provisions of the Company Act, the Company may reissue a cancelled. share that it has redeemed or purchased, or sell a share that it has redeemed or purchased but not cancelled, but the Company may not vote or pay or make any dividend or other distribution in respect of a share that it has redeemed or purchased.

PART 9 - BORROWING POWERS

9.1

The Directors may from time to time in their discretion authorize the Company to:

(a)

borrow. money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

(b)

guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

(c)

issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligations off the Company or of any other person; and

(d)

mortgage, charge (whether by way of specific or floating charge) or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

9.2

Any bonds, debentures, notes or other debt obligations of the Company may be issued at a discount, premium or otherwise and with any special privileges as to. redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may. determine.

9.3

The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more, branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

9.4

Every bond, debenture, note or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture, note or other debt obligation appointed by the Company or under any instrument under which the bond, debenture, note or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture, note or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced, shall have ceased to hold the office that he is stated on such bond, debenture, note or other debt obligation to hold at the date of the issue thereof.

9.5

If the Company is, or becomes, a reporting company, it shall keep or cause to be kept a register of its indebtedness to every Director or officer off the Company or an associate of any of them in accordance with the provisions of the Company Act.

PART 10 - GENERAL MEETINGS

10.1

Subject to any extensions of time permitted under the Company Act, the first annual general meeting of the Company shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than 13 months after the date that the last annual general meeting was held or was deemed to have been held) and place as may be determined by the Directors.

10.2

If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business and the meeting need not be held.

10.3

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

10.4

If the Company is, or becomes, a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the . Company Act.

10.5

A. notice convening a general meeting, specifying the place, date and hour of the meeting and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner provided in these Articles, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by. law or pursuant to these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

10.6

All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period. of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

10.7

Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours tip to the date of such general meeting.

PART 11 - PROCEEDINGS AT GENERAL MEETINGS

11.1

All business shall be deemed special business which is transacted at:

(a)

an annual general meeting, with the exception of the conduct of and voting at such meeting, consideration of the financial statements and the respective reports of the Directors and the auditor, fixing or changing the number of directors, the election. of Directors, the appointment of an auditor, fixing of the remuneration of the auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors; and

(b)

any other general meeting, with the exception of the conduct of and voting at such meeting.

11.2

No business, other than election of the chairman or the adjournment or termination of the meeting, shall be conducted at any general meeting unless the required quorum of members, entitled to attend and, vote, is present at the commencement of the meeting, but a quorum need not be present throughout the. meeting. .

11.3

Except as provided in the Company Act and these Articles a quorum shall be two persons present and being, or representing by proxy, members holding not less than 10% of the shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the senior officers of the Company, the solicitor of the Company and the auditor of the Company, if any, shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote at such meeting.

11.4

If within half an hour from the time appointed for a general. meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be terminated. In any other case the meeting shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed. for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

11.5

The Chairman of the Board or in his absence, or if there is no Chairman of the Board, the President or in his absence a Vice-President, if any, shall be entitled to preside as chairman at every general meeting of the Company.

11.6

If at any general meeting neither the Chairman of the Board nor the President nor a Vice-President is present within 15 minutes after the. time appointed for holding the meeting or if any of them is present and none of them is willing to act as chairman, the Directors present shall choose one of their number to be chairman, or if all the Directors present decline to take the chair or shall fail to so choose or if no Director is present, the members present shall. choose one of their number or any other person to be chairman.

11.7

The chairman of a general meeting may, with the consent of the meeting if a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

11.8

No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

11.9

Subject to the provisions of the Company Act, every motion or question submitted to a general meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every motion or question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the record of proceedings of the Company.

A declaration by the chairman that a motion or question has been carried, or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the record of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against that motion or question.

11.10

The chairman of the meeting shall be entitled to vote any shares carrying the right to vote held by him but in the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a member.

11.11

No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than 7 days after the meeting and at such time and, place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than. that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

11.12

Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

11.13

On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

11.14

Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 12 - VOTES OF MEMBERS

12.1

Subject to any voting rights or restrictions attached to any class of shares and the restrictions as to voting on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote at a general meeting or class meeting shall have one vote and on a poll every member entitled to vote shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

12.2

Any person who is not registered as a member but is entitled to vote at a general meeting or class meeting in respect of a share, may vote the share in the same manner as if he were a member but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

12.3

Any corporation, not being a subsidiary of the Company, which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting and to speak and vote at any such meeting or to sign resolutions of members. The person so authorized shall be entitled to exercise in respect of and at any such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and he shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex, telecopier or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder.

12.4

In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives. of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

12.5

A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may appoint a proxyholder.

12.6

A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more proxyholders to attend, act and vote for him on the same occasion. If such a member should. appoint more than one proxyholder for the same. occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead. of an absent proxyholder.

12.7

A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney.

12.8

Any person may act as proxyholder whether or not he is a member. The proxy may authorize the proxyholder to act as such for the appointor for such period, at such meeting or meetings and to the extent permitted by the Company Act.

12.9

A form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice calling the meeting, or shall be deposited with the chairman of the meeting. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex, telecopier or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the registered office of the Company or at the office of any agent of the Company appointed for the purpose of receiving such particulars and also providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part, and votes given in accordance with such regulations shall be valid and shall be counted.

12.10

Unless the Company Act or any other statute or law which is applicable to the Company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the following form, or in such other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above Company, hereby appoints

________________________________________________________ or failing him _________________________________________________ as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the

______ day of ______, 19___ and at any adjournment thereof.

Signed this _____day of ____, 19__.

_____________________________

(Signature of member)

12.11

A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or revocation of the proxy or of the authority sunder which the proxy was executed or transfer of the share or shares in respect of which the proxy is given unless notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy is given before the vote is taken.

12.12

Every proxy may be revoked by an instrument in writing:

(a)

executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b)

delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or adjourned meeting for which the proxy is given, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is given shall have been taken, or in any other manner provided by law.

PART 13 - DIRECTORS

13.1

The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by all the subscribers or by resolution passed at a meeting of the subscribers or, if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is, or becomes, a reporting company, less than three.

13.2

The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, accommodation and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such . remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive. Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity, pension or retirement allowance to any Director who has held any office or appointment with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.3

A Director shall not be required. to hold a share in the capital of the Company as qualification for his office but shall be qualified to become or act as a Director as required by the Company Act.

PART 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1

At each annual general meeting of the Company all the Directors shall retire and. the members entitled to vote at the meeting shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and all. the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed for the purpose of this Part to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business.

14.2

A retiring Director shall be eligible for re-election.

14.3

Where the Company fails to hold an annual general meeting or the members fail to consent to the business required to be transacted at such meeting, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may continue to hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

14.4

If at any general meeting at which there should be an election of Directors, the. places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to. these Articles until further new Directors are elected at, a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

14.5

Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

14.6

The office of a Director shall be vacated if the Director:

(a)

resigns his office by notice in writing delivered to the registered office of the Company; or

r

(b)

ceases to be qualified to act as a. Director pursuant to the Company Act.

14.7

The Company may by special resolution remove any Director before the expiration of his period of office and may by an. ordinary resolution appoint another person in his stead.

14.8

Notwithstanding anything contained in these Articles, the Company may at any time by ordinary resolution, increase the number of Directors previously fixed or determined and may, by ordinary resolution, elect such person or persons to fill the vacancy or vacancies thereby created.

14.9

Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but the number of additional Directors shall not at anytime exceed 1/3 of the number of Directors elected or appointed at the last annual general meeting of the Company. Any additional Director so appointed. shall hold office only until the next following annual general meeting of the Company but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

14.10

Any Director may by instrument in writing, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have disapproved of the appointment of such person as an alternate and shall have given notice to that effect to the Director appointing the alternate within a reasonable time after delivery .of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the. person appointing him is not personally present and, if he is a Director, to have a separate vote on behalf of the Director by whom he was appointed in addition to his own vote. A Director may at any time by instrument, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

PART 15 - POWERS AND DUTIES OF DIRECTORS

15.1

The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act, the Memorandum of the Company or these Articles, required to be exercised by the Company in general meeting.

15.2

The Directors may from time to time by power of attorney or other instrument under the seal of the Company appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as -the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the. Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 16 - DISCLOSURE OF INTEREST OF DIRECTORS

16.1.

A. Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

16.2

A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to:

(a)

any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b)

any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director;

(c)

any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement. or transaction;

determining the remuneration of the Directors;

(d)

purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

(e)

the indemnification of any. Director or officer by the Company.

The foregoing exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting. and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

16.3

A Director may hold any office or appointment with the Company (except as auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or  intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or appointment or as vendor, purchaser or otherwise and, subject to compliance with the provisions, of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in. any way interested shall be liable to be voided by reason thereof.

16.4

Subject to compliance with the provisions of the Company Act, a. Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

16.5

A Director may be or become a director or officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a member or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PART 17 - PROCEEDINGS OF DIRECTORS

17.1

The Chairman of the Board or, in his absence or if there is no Chairman of the Board, the President shall preside as chairman at every meeting of the Directors.

17.2

If at any meeting of Directors neither the Chairman of the Board nor the President is present within 15 minutes after the time appointed for holding the meeting or if either of them is present but is not willing to act as chairman or if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

17.3

The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote.

17.4

A Director may participate in a meeting of the Board or of any committee of Directors by means of telephone or other communications facility by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A meeting so held in accordance with this Article shall be deemed to be an actual meeting of the Board and any resolution passed at such meeting shall be as valid and effectual as if it had been passed at a meeting where the Directors are physically present. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote at the meeting.

17.5

A Director may at any time, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board.

17.6

Notice of a meeting of the Board shall be given to each Director and alternate Director at least 48 hours before the time fixed for the meeting and may be given orally, personally or by telephone, or in writing, personally or by delivery through the post or by letter, telegram, telex, telecopier or any other method of transmitting legibly recorded messages in common use. When written notice of a meeting is given to a Director, it shall be addressed to him at his registered address. Where the Board has established a fixed time and place for the holding of its meetings, no notices of meetings to be held at such fixed time and place need be given to any

Director. A Director entitled to notice of a meeting may waive or reduce the period of notice convening the meeting and may give such waiver before, during or after the meeting.

17.7

For the first meeting of the Board to be held immediately following the election of a Director at an annual general meeting of the Company or for a meeting of the Board at which a Director is appointed to fill a vacancy on the Board, no notice of such meeting shall be necessary to such newly appointed or elected Director in order for the meeting to be properly constituted.

17.8

Any Director who may be absent temporarily from the Province may file at the registered office off the Company a waiver of notice, which may be by letter, telegram, telex, telecopier or any other method of transmitting legibly recorded messages, of meetings of the Directors and may at any time withdraw the waiver, and until the waiver is withdrawn, no notice of meetings of Directors shall be sent to that Director, and any and all meetings of Directors, notice of which has not been given to that Director shall, provided a quorum of the Directors is present, be valid and effective.

17.9

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

17.10

The continuing Directors may act notwithstanding any vacancy in their body but, notwithstanding Article 17.9, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company, but for no other purpose.

17.11

Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

17.12

A resolution consented to in writing, whether by document, telegram, telex, telecopier or any method of transmitting legibly recorded messages or other means, by all of the Directors for the time being in office without their meeting together shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held, shall be deemed to relate back to any date stated therein to be the effective date thereof and shall be filed in the minute book of the Company accordingly. Any such resolution may consist of one or several documents each duly signed by one or more Directors which together shall be deemed to constitute one resolution in writing.

PART 18 - EXECUTIVE AND OTHER COMMITTEES

18.1.

The Directors may by resolution. appoint an Executive Committee consisting of such member or members of the Board as they think fit, which Committee shall have, and may exercise during the intervals between-the meetings of the Board, all the powers vested in the Board except 'the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it.

18.2

The Directors may by resolution. appoint one or more other committees consisting of such member or members of the Board as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in any committee of the Board, the power to appoint or remove officers appointed by the Board and such other powers as may be specified in the resolution) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority- given to or acts to be done by any such committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it.

18.3

Committees appointed under this Part may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

18.4

Committees appointed under this Part may meet and adjourn as they think proper. Questions arising at any meeting of a committee shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. The provisions of Article 17.12 shall. apply mutatis mutandis to resolutions consented to in writing by the members of a committee appointed under this Part.

PART 19 - OFFICERS

19.1 The Directors shall from time to time appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may at any time terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the'. provisions of the Company Act.

19.2

One person may hold more than one of such offices except that the offices of President and Secretary shall be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, President or Managing Director shall be a Director. The other officers need not be Directors.

19.3

The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to-time be determined by the Directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a gratuity, pension or retirement allowance.

19.4

. The Directors may decide what functions and duties each officer shall perform and may entrust to 'and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia,. perform the functions of the secretary specified in the Company Act.

19.5

Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 20 INDEMNITY AND PROTECTION
OF DIRECTORS, OFFICERS AND EMPLOYEES

20.1

Subject to the provisions of the Company Act, the Directors may, with the approval of the Court, cause the Company to indemnify a Director or former Director of the Company or a director or former director of a corporation of which the Company is or was a member, and the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director of the Company or a director' of such corporation, including any action or proceeding brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.2

Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of -the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him and resulting from his acting as an officer,. employee or agent of the Company or such corporation.

In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him and arising out of the functions assigned to the Secretary by the Company Act or these Articles. Each such Secretary and Assistant Secretary on being appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.3

For the purposes of Article 20.1, a civil, criminal or administrative action or proceeding shall include a civil, criminal, administrative or other investigation or enquiry the subject of which concerns the acts or conduct of the Director or former Director of the Company while a Director of the Company.

20.4

The failure of a Director or officer of the Company to comply with. the provisions of the Company Act, the Memorandum of the Company or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

20.5

The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a member and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

PART 21 - DIVIDENDS AND RESERVE

21.1

The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

21.2

Any dividend declared on shares of any class may be made payable on such date as is fixed by the Directors.

21.3

Subject to the rights of members,. if any, holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4

The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds which they think prudent not too divide.

21.5

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, interest or other moneys payable in respect of the share.

21.6

No dividend shall bear interest. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7

Any dividend, interest or other moneys payable in respect of shares may be paid by cheque or warrant sent by mail. directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8 Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares or any bonds, debentures or other debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

21.9

A transfer of a share shall not pass the right to any dividend declared thereon before the registration of the transfer in the register.

PART 22 - RECORD DATES

22.1

The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in. these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

22.2

Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is passed, as the case may be, shall be the record date for such determination.

PART 23 - DOCUMENTS, RECORDS AND FINANCIAL STATEMENTS

23.1

The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

23.2

The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

23:3

Unless the Directors determine otherwise or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

23.4

The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

23.5

Every member shall be entitled to be famished once gratis on demand with a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

PART 24 - NOTICES

24.1

A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed and mailed shall be conclusive evidence thereof.

24.2

A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving or delivering it to the joint holder first named in the register of members in respect of that share.

24.3

A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any, supplied to the Company for the purpose by the persons claiming to be so entitled or, until such address has been so supplied, by giving it in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

24.4

Notice of every general meeting or meeting of members holding shares of a class or series shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

PART 25 -SEAL

25.1

The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody and use of the seal which shall not be affixed to any instrument except in the presence of, or attested by the signatures of, the following persons, namely

(a)

any two Directors, or

(b)

any one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with any one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant. Treasurer and an Assistant Secretary-Treasurer, or

(c)

if the Company shall have only one member, the President or the Secretary, or

(d)

such person or persons as the Directors may from time to time by resolution appoint, and any such resolution may be general in its nature,

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

25.2

To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act or these Articles, printed or otherwise mechanically reproduced there may be delivered to the film or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

25.3

The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

PART 26 - PROHIBITIONS

26.1

If the Company is, or becomes, a company which is not a reporting company, the number of persons who beneficially own designated securities of the Company (counting any two or more joint registered owners as one beneficial owner) shall be limited to 50, excluding persons that:

(a)

are employed by the Company or an affiliate of it, or

(b)

beneficially owned, directly or indirectly, designated securities of the Company while employed by it or by an affiliate of it and, at all times since ceasing to be so employed, have continued to beneficially own, directly or indirectly, at least one designated security of the Company.

26.2

If the Company is, or becomes, a company which is not a reporting company, no designated securities of the Company, and no securities that are convertible into or exchangeable for designated securities of the Company, shall be:

(a)

offered for sale to the public; or

(b)

transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

I HEREBY CERTIFY THAT THESE ARE COPIES OF DOCUMENTS FILED WITH THE REGISTRAR OF COMPANIES ON

MAY 12 1987 19 ____

____

ASSISTANT DEPUTY REGISTRAR OF COMPANIES
FOR THE PROVINCE OF BRITISH COLUMBIA

FORM 1

(Section 5)

COMPANY ACT

MEMORANDUM

I wish to be formed into a Company with limited liability under the Company Act in pursuance of this Memorandum.

1.

The name of the Company is MOROCCO EXPLORATIONS INC.

2.

The authorized capital of the Company consists of

One Hundred Million

(100,000,000) common shares without par value.

3.

I agree to take the number and kind and class of

shares in the Company set opposite my name.

FULL NAME, RESIDENT ADDRESS

NUMBER AND CLASS AND KIND

OCCUPATION OF SUBSCRIBER

OF SHARES TAKEN BY SUBSCRIBER

"Joseph W. Tarnowski"

One (1) Common Share

JOSEPH W. TARNOWSKI, Solicitor

1613 West 61st Avenue

Vancouver,

B.C.

TOTAL SHARES TAKEN:

  ______________________

One (1) Common Share

DATED at Vancouver, British Columbia, this 6th

day of May, 1987.

EXHIBIT 1.5

BRITISH
COLUMBIA

NUMBER: 326511

CERTIFIED A TRUE COPY this
8th day of October, 2002.
"Signed"
Solicitor

NUMBER: 326511

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

MASK RESOURCES INC.

has this day changed its name to

AMERICAN NEVADA GOLD CORP.

149

COMPANY ACT

AMERICAN NEVADA GOLD CORP.

ALTERED MEMORANDUM

(as altered by special resolution passed September 17, 2002)

1.

The name of the Company is American Nevada Gold Corp.

2.

The authorized capital of the Company consists of 100,000,000 common shares without par value.

FORM 19

(Section 348)

PROVINCE OF BRITISH COLUMBIA

I CERTIFY THIS IS A COPY OF A DOCUMENT FILED ON

SEP 30 2002

Certificate of
Incorporation No. 326511

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated: Name of

Company: **MASK RESOURCES INC.**

Date resolution passed: **September 17, 2002**

Resolution:

Resolved, as a Special Resolution, that the name of the Company be changed from Mask Resources Inc. to American Nevada Gold Corp., and that paragraph 1 of the Memorandum of the Company be altered to read as follows:

The Memorandum as altered is attached.

Certified a true copy the 17th day of September, 2002.

(Signature) PEEYUSH VARSHNEY

DIRECTOR
(Relationship to Company)

151

EXHIBIT 2.1

MASK RESOURCES INC.
c/o Varshney Capital Corp.
Suite 1304 - 925 West Georgia Street
Vancouver, B.C. V6C 3L2

July 11, 2002

American Bonanza. Gold Mining Corp. Suite 1500 - 700 West Pender Street Vancouver, B.C. V6C 1G8

Attention:

Giulio Bonifacio

Executive Vice President

Dear Sirs:

Re: Joint Venture Agreement - Pamlico and Gold Bar Properties (the "Properties")

We provide this letter (the "Letter of Intent") to confirm our intention to enter into a formal written agreement (the "Formal Agreement") within 2 weeks of the date (the "Reinstatement Date") that the TSX Venture Exchange issues a notice approving the Reinstatement Plan to be submitted by Mask, which Reinstatement Plan will be based on the proposed Joint Venture.

The Formal Agreement will provide for the terms of a joint venture (the "Joint Venture") between American Bonanza Gold Mining Corp. ("ABG") and Mask Resources Inc. ("Mask") for the exploration, development and exploitation of the Properties, including the following terms.

Acquisition of Joint Venture Interest

Under the terms of the Formal Agreement, Mask will be granted the sole and exclusive option (the "Joint Venture Option") to earn a 49% interest in the Joint Venture. In order to exercise the Joint Venture Option and earn the 49% interest, Mask must make cash payments, share issuances and exploration expenditures as follows:

Cash Payment

(i)

$25,000 will be paid to ABG as follows:

a)

$10,000 will be paid to ABG upon the execution of this Letter of Intent; and

b)

$15,000 will be paid to ABG within 30 days upon the execution of this Letter of Intent.

(ii)

$75,000 will be paid to ABG upon the completion of a public or private offering ("Financing") of Mask shares ("Shares") to occur on or before 60 days from the effective date of the Letter of Intent. Additionally, the term of the agreement shall be extended at 30-day increments for a payment of $7,500 for each 30 day period to maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

Exploration Expenditures and Share Issuance

(i)

Mask will have earned and be entitled to a 5% interest in the Joint Venture upon the expenditure of not less than $500,000 and the issuance of 300,000 Shares in the first year of the Joint Venture. Mask will endeavour to facilitate these expenditures as soon as the Financing is completed;

(ii)

Mask will have earned and be entitled to an additional 20% interest in the Joint Venture upon the expenditure of not less than $1,100,000 and the issuance of 25 0,000 Shares in the second year of the Joint Venture; and

(iii) Mask will have earned and be entitled to an additional 24% interest in the Joint Venture upon the expenditure of not less than $2,000,000 and the issuance of 250,000 Shares in the third year of the Joint Venture.

Joint Venture

(i)

Upon Mask having incurred cumulative exploration expenditures of $3,600,000, Mask and ABG will be deemed to have formed the Joint Venture with Mask holding an undivided 49% interest and ABG holding an undivided 51% interest;

(ii)

All exploration expenditures relating to the Joint Venture (subsequent to Mask having incurred cumulative exploration expenditures of $3,600,000) will be borne by each of Mask and ABG pro rata to their respective interest in the Joint Venture;

(iii) ABG will act as the operator of the Joint Venture;

(iv) So long as Mask retains a minimum of a 49% interest in the joint venture it shall be entitled to appoint one representative and ABG shall be entitled to appoint one representative to a management committee to be established in accordance with the provisions of the Formal Agreement.

Buyback

At any time within 60 days of the third anniversary of the Reinstatement Date, ABG will have the right (the "Buyback Option") to purchase from Mask a 19% interest in the Joint Venture, thereby increasing its interest in the Joint Venture from 51 % to 70% and decreasing Mask's interest in the joint Venture from 49% to 30%. The exercise price for the Buyback Option shall be $7,200,000, being 200% of Mask's Cumulative exploration expenditures.

Please sign and return the enclosed copy of this Letter of Intent to us to indicate your agreement to the terms and conditions set forth herein. The parties acknowledge that this Letter of Intent maybe signed in counterpart and by facsimile, if necessary.

Yours truly

MASK RESOURCES INC.

per:

Hari B.Varshney

ACCEPTED BY

AMERICAN BONANZA

GOLD MINING CORP.

This 11th day of July, 2002

Per:

EXHIBIT 2.2

OPTION AGREEMENT
BETWEEN
BONANZA EXPLORATIONS INC.
AND
MASK RESOURCES INC.

DATED AS OF
SEPTEMBER 27, 2002

ARTICLE l DEFINITIONS AND INTERPRETATION

3

ARTICLE 2 OPTIONS

6

ARTICLE 3 RIGHT TO ENTER AND DO WORK

11

ARTICLE 4 REPRESENTATIONS AND COVENANTS

11

ARTICLE 5 RIGHT TO PRESERVE TITLE AND REMOVE ASSETS

13

ARTICLE 6 TERMINATION

14

ARTICLE 7 CONFIDENTIAL INFORMATION

l5

ARTICLE 8 TRANSFER OF INTEREST IN MINING PROPERTIES

l5

ARTICLE 9 AREA OF INTEREST

l6

ARTICLE l0 NOTICES

l7

ARTICLE 11 FORCE MAJEURE

l8

ARTICLE 12 ARBITRATION

l8

ARTICLE 13 GENERAL

19

OPTION AGREEMENT

THIS AGREEMENT is made effective as of the ________ day of September, 2002

BETWEEN:

BONANZA EXPLORATIONS INC., a corporation incorporated under the laws of Nevada, USA

(hereinafter called "Bonanza")

AND

MASK RESOURCES INC., a company incorporated under the laws of British Columbia, Canada

(hereinafter called "Mask")

WHEREAS Bonanza wishes to grant to Mask an option to acquire an interest in the Mining Properties and certain rights to prospect and explore the Mining Properties subject to the terms and conditions hereinafter provided.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the recitals and of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)

"Agreement", "herein", "hereby", "hereof', "hereunder", and similar expressions mean or refer to this agreement or any instrument supplementary or ancillary hereto; and the expressions "Article", "paragraph" or "subparagraph" followed by a number mean and refer to the specified Article, paragraph or subparagraph of this Agreement;

(b)

"Affiliate" shall mean any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(c)

"Costs" means all costs incurred and monies expended by Bonanza in doing Work which shall include, but not be limited to, all costs incurred and monies expended: in doing geophysical, geochemical, land or geological examinations and surveys in searching for, digging, trenching, sampling, assaying, testing, working, developing, mining or extracting Ore, minerals and metals; in doing diamond and other drilling; in erecting and installing mining plant, milling plant, ancillary facilities, buildings, machinery, tools, appliances or equipment; in construction of access roads or facilities for use in relation to any of the Mining Properties, on or off the Mining Properties; in transporting Ore, minerals, metals, personnel, supplies, mining or milling plant, buildings, machinery, tools, appliances or equipment in, to or from any of the Mining Properties; in paying wages and salaries (including "fringe benefits") of personnel engaged in performing such Work; in paying assessments or contributions under worker's compensation, employment insurance, Canada Pension or other similar legislation or ordinances relating to such personnel; in supplying food, lodging and other reasonable needs for such personnel; in obtaining independent legal services directly relating to Work to be performed hereunder; in keeping any of the Mining Properties in good standing under the Mineral Act; all reasonable costs of improving, protecting or perfecting title to the Mining Properties; in preparing engineering, geological, financial or marketing studies and/or reports and Work related thereto; in connection with any applications and necessary studies for the obtaining of permits, licenses, and other regulatory approvals, including without limitation, the preparation for and attendance at hearings and other meetings relating to the Mining Properties; in preparing a mining feasibility study and/or any reports supplementary thereto; plus ten percent (10%) of the foregoing for general overhead and administrative costs;

(d)

"Existing Leases and Royalties" means the existing leases and royalties relating to the Mining Properties attached hereto as Schedule "C" to this Agreement;

(e)

"Feasibility" means that point in time when a feasibility study is completed that satisfies Bonanza that an economically viable mining operation on the Mining Properties is feasible;

(I)

"Interest" means any right, title or interest of the Parties in and to any of the Mining Properties;

(g)

"Joint Venture" means the joint venture formed between the Parties pursuant to paragraph 2.10 subject to the terms of the Joint Venture and Operating Agreement;

(h)

"Joint Venture and Operating Agreement" means an agreement in substantially the same form as the agreement attached as Schedule "B" to this Agreement;

(i)

"Mineral Act" means the mineral tenure legislation of the State of Nevada, USA, and the U.S. federal government, as amended from time to time;

(j) "Mining Properties" means the aggregate of the mineral claims listed in Schedule "A" which is attached hereto and forms part of this Agreement and shall include any mining lease granted pursuant to the provisions of the Mineral Act in respect thereof and any mineral tenures added under paragraph 3.2 or 9.1 hereof;

(k)

"Operator" means Bonanza during the period while this Agreement is in effect;

(1)

"Option " means the right and option granted to Mask pursuant to the provisions of paragraph 2.1 hereof;

(in)

"Ore " means all materials containing a mineral or minerals of commercial economic value extracted or derived from the Mining Properties;

(n) "Party" or "Parties" means the initial parties to this Agreement and their respective successors and permitted, assigns which become parties to this Agreement;

(o)

"Product" shall mean all Ore and concentrates or other products derived from the Mining Properties;

(p)

"Underlying Agreements" means the agreements between Bonanza and certain parties relating to the Mining Properties, as attached hereto as Schedule "C";

(q) "Work" means prospecting, exploration, development or other mining work performed on or in relation to the Mining Properties or any portion thereof after the date of this Agreement.

1.2

Words importing the singular number shall mean and include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders.

1.3

Any Schedule attached hereto shall form part of this Agreement.

1.4

Any statement of or reference to dollar amounts in this Agreement shall mean coin or currency of Canada.

1.5 The division of this Agreement into Articles and paragraphs, the provision of any index hereto and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

ARTICLE 2

  OPTIONS

2.1

Bonanza hereby grants Mask the sole and exclusive right and option (the "Option") to acquire up to a fifty percent (50%) undivided Interest in and to each of the Mining Properties, to be held directly by Mask, free and clear of all liens, charges and encumbrances except this Agreement and the Underlying Agreements, provided that Mask fulfils the conditions contained in paragraphs 2.2, 2.3, 2.4, 2.5 and 2.6, as applicable.

2.2

Bonanza acknowledges receipt from Mask of the sum of $25,000, paid as to $10,000 on July 11, 2002 and $15,000 on August 11, 2002.

2.3

In order to be entitled to exercise the Option, Mask must have paid to Bonanza the additional sum of $75,000 on or before September 11, 2002 (the "Payment Date"). Mask may extend the Payment Date to:

(a)

October 11, 2002, upon payment of the sum of $7,500 to Bonanza by September 11, 2002; and

(b)

November 11, 2002, upon payment of the further sum of $7,500 to Bonanza by October 11, 2002;

in which case the Payment Date shall be the date set out in 2.3(a) or 2.3(b), as applicable.

2.4

In order to be entitled to exercise the Option, as to an initial 5%, Mask must:

(a)

comply with paragraph 2.3; and

(b)

make a contribution towards the Costs, in the manner described in paragraph 2.14 hereof, of not less than $500,000 in the first year of this Agreement and issue to Bonanza, subject to regulatory approval, 300,000 Mask Shares within 30 days of the Payment Date.

2.5

In order to be entitled to exercise the Option, as to a further 20% undivided Interest, Mask must:

(a)

comply with Paragraphs 2.3 and 2.4 and;

(b)

make an additional contribution to the Costs, in the second year of this Agreement, in the manner described in paragraph 2.14 hereof, of not less than $1,100,000 and issue to Bonanza, subject to regulatory approval, an additional 250,000 Mask Shares within 30 days following the first anniversary of the Payment Date.

2.6

In order to be entitled to exercise the Option, as to the final 25% undivided Interest, Mask must:

(a)

comply with paragraphs 2.3, 2.4 and 2.5; and

(b)

make an additional contribution to the Costs, in the third year of this Agreement, in the manner described in paragraph 2.14 hereof, of not less than $2,000,000 and issue to Bonanza, subject to regulatory approval, an additional 250,000 Mask Shares within 30 days following the second anniversary of the Payment Date.

2.7

Any contribution to the Costs made by Mask in any particular time period, in the manner described in paragraph 2.14 hereof, in excess of those required for that particular time period may be carried forward and applied towards the required contribution towards the Costs for the next succeeding time periods. If for any particular period Mask's actual contribution to the Costs, paid in the manner described in paragraph 2.14 hereof, is less than the amount required in order for Mask to be entitled to exercise the Option, as provided for in paragraphs 2.4, 2.5, or 2.6 hereof as applicable, Mask may, on or before the applicable anniversary of the Payment Date, pay to Bonanza an additional cash payment equal to the shortfall between the amount Mask is required to contribute to the Costs in order to be entitled to exercise the Option and the amount actually paid by Mask to such time and such additional cash payments shall be deemed to be cumulative payments by Mask in respect of its contributions to the Costs. Any delay, due to force majeure, in Mask being able to make a contribution towards the Costs within a. particular time period will extend the particular time period during which Mask was to contribute to such Costs for the same length of time as such delay. So long as Mask makes the contributions towards the Costs and makes the payments to Bonanza and issue the applicable Mask Shares within the time frames stipulated above, the Option shall remain valid until the next stipulated date.

2.8

After fulfilling its obligations under paragraph 2.4 hereof, Mask may in its sole discretion:

(a)

upon providing 30 days written notice to Bonanza, elect in writing to terminate the Option granted hereunder without further obligation to make further contributions towards the Costs, except as provided in paragraph 2.15 hereof, or to make additional payments or issue Mask Shares to Bonanza, under paragraph 2.5 or 2.6, as applicable, and upon such election and subject to paragraph 2.10 the Parties shall immediately form a Joint Venture;

(b)

upon providing 30 days written notice to Bonanza, elect in writing to terminate the Option granted hereunder without further obligation to make further contributions towards the Costs, except as provided in paragraph 2.15 hereof, or to make additional payments or issue Mask Shares to Bonanza, sunder paragraph 2.5 or 2.6, as applicable, and upon such election Mask shall offer back to Bonanza its Interest in the Mining Properties that has vested under paragraph 2.10, and if Bonanza accepts such offer, that Interest in the Mining Properties shall be subject to paragraph 2.11(b); or

(c)

continue to make contributions towards the Costs and to issue Mask Shares under the terms of this Option and in accordance with paragraphs 2.5 or 2.6, as applicable.

2.9

Subject to prior termination pursuant to the provisions of this Agreement, Mask may exercise the applicable portion of the Option, and acquire an undivided Interest in and to the Mining Properties, at any time after fulfilling its obligations under paragraph 2.4 hereof, by delivering to Bonanza a written notice signed by an-officer of Mask confirming that Mask has made the relevant contribution towards the Costs and has paid any required additional payments to Bonanza directly and issued to Bonanza the appropriate number of Mask Shares and attaching thereto a written statement in reasonable detail prepared by the internal or independent accountants acting for Mask setting out the particulars of such contributions and payments and share issuances. Such written notice shall be conclusive evidence of the contributions towards the Costs made by Mask unless Bonanza gives written notice to Mask questioning such contributions within 30 days of receipt of Mask's notice by Bonanza. Forthwith after delivery to Mask of such written notice from Bonanza, Bonanza shall refer the matter for confirmation to its auditors and in the event that such auditors do not confirm to Bonanza the amount of the contributions stated to have been incurred by Mask, and in the event that the auditors for Mask and the auditors of Bonanza do not reach agreement with respect to the amount of the contributions towards the Costs stated to have been made by Mask, within sixty (60) days after the date of the notice by Bonanza, the matter shall be referred to arbitration pursuant to Article 12 of this Agreement. The decision of the arbitrator or arbitrators, as the case may be, shall be final and binding on the Parties hereto. In the event that the auditors representing all Parties agree that, or the arbitrator(s) determine that, the amount of the contributions made towards the Costs by Mask are less than the relevant amount, the deficiency shall be paid by Mask to Bonanza to be expended on further exploration of the Mining Properties and in the event that Mask shall fail to pay such deficiency within fifteen (15) days after the agreement of the auditors of both Parties or the determination of the arbitrators, Mask's notice of exercise of the Option shall be null and void.

2.10

If and when any portion of the Option has been exercised by Mask under paragraph 2.9, the relevant undivided Interest in and to each of the Mining Properties shall vest in Mask as a direct Interest in the Mining Properties free and clear of all liens, charges and encumbrances, subject only to the terms and conditions of this Agreement and any Underlying Agreements. If Mask has elected to terminate the Option under paragraph 2.8(a) above, or if Mask has earned and exercised its 50% Interest in the Mining Properties, then the Parties shall form a Joint Venture to further develop and explore the Mining Properties and Mask's Participating Interest, as defined in the Joint Venture and Operating Agreement, ,in such Joint Venture shall be equal to the Interest in the Mining Properties that has vested in Mask under this paragraph.

2.11 During the term of this Agreement, Bonanza shall perform or cause to be performed all of, its obligations so as to maintain in good standing the interests of Mask and Bonanza in the Mining Properties PROVIDED THAT:

(a)

If Mask terminates the Option granted hereunder in accordance with paragraph 2.8(b) hereof, Bonanza may, if it elects, accept back such Interest in the Mining Properties previously earned by and vested to Mask and shall perform for its own account all fixture obligations under any Underlying Agreements after the effective date of Mask's termination with respect to that part of the Interest in the Mining Properties previously earned by Mask that Mask terminates or abandons;

(b)

After termination by Mask of its Option to earn an Interest in any of the Mining Properties, Bonanza shall be solely responsible for any and all obligations to any third parties with respect to the Mining Properties arising tinder any Underlying Agreements or otherwise and shall indemnify and save harmless Mask from any and all such obligations; and

(c)

If Bonanza should default in performing any of its respective obligations under any Underlying Agreements with respect to any of the Mining Properties that are subject to such Underlying Agreements through no fault on the part of Mask and such default would result in the loss of rights to the Mining Properties under such Underlying Agreements Mask shall, at its option, have the right to cure such defaults and any costs incurred in relation thereto shall be deemed to be Costs incurred hereunder and if Mask shall elect not to cure such defaults, Bonanza shall:

(i)

forthwith reimburse Mask for all contributions made towards the Costs made by Mask and all cash payments made by Mask to Bonanza under this Agreement to the date of default; and

(ii)

indemnify and save harmless Mask from any loss or damage suffered by Mask as a result of the loss of such rights.

2.12

If a Joint Venture is formed under the provisions of paragraph 2.10, the Parties shall forthwith enter into and execute the Joint Venture and Operating Agreement in substantially the same form as the agreement attached as Schedule "B" to this Agreement including the business terms provided for in Schedule "B2", as of the date that Mask elected in writing to terminate the Option under paragraph 2.8(a) or the date that Mask earned its 50% Interest in the Mining Properties, as applicable.

2.13

Following the date that Mask exercises the final portion of the Option under paragraph 2.9, such that it has earned and is entitled to a 50% Interest in the Mining Properties, and up to and until that date that is 60 days after the third anniversary of the Payment Date, Bonanza will have the right to buyback (the "Buyback Option") from Mask a 20% undivided Interest in and to the Mining Properties, leaving Bonanza with a 70% Interest and Mask with a 30% Interest in the Mining Properties. The Buyback Option may be exercised by Bonanza by paying to Mask $7,200,000 being that amount equal to 200% of Mask's cumulative contribution towards the Costs expended on the Mining Properties, and any additional payments made to Bonanza by Mask pursuant to this Agreement as at the date that the Buyback Option is exercised by Bonanza.

2.14

During the term of this Agreement, in order to ensure the timely payment by Mask of its contribution towards Bonanza's Costs, the parties agree that:

(a)

Bonanza shall, within 60 days of the date of this Agreement and within 60 days of the first and second anniversary of the date of this Agreement, prepare and deliver to Mask a budget and proposed work schedule (the "Proposed Work Program") setting out:

(i)

the Work that it proposes to carry out on the Mining Properties in the next 12 months;

(ii)

the Costs that it expects to incur including payments (the "Maintenance Payments") necessary to preserve title to the. Mining Properties and the dates that the Maintenance Payments are due; and

(ill)

an estimate of the start and completion date for each proposed stage (each, an "Exploration Stage") of the exploration and development that it proposes for the 12 month period and the estimated Costs of each Exploration Stage;

(b)

Mask shall within 10 days of the estimated start date of each Exploration Stage pay to Bonanza, as part of its contribution to Bonanza's Costs, that amount calculated by multiplying Mask's contribution obligation for the 12 month period, as set out in paragraphs 2.4, 2.5 and 2.6 hereof, by a percentage determined by dividing the estimated Costs of the Exploration Stage by the total estimated Costs for the Proposed Work Program;

(c)

Mask shall only be entitled to exercise its Option when the whole amount of its contribution to the Costs required in any time period, as set out in paragraphs 2.4, 2.5 or 2.6 hereof, has been paid; and

(d)

Any disagreement between Mask and Bonanza concerning the Proposed Work Program prepared by Bonanza, or the progress on the Work during the applicable time period, shall be referred to arbitration pursuant to Article 12 of this Agreement and all payment obligations of Mask shall be suspended pending resolution of the arbitration.

2.15

If Mask elects to terminate the Option in accordance with paragraph 2.8(a) or 2.8(b) hereof within 30 days of the date that a Maintenance Payment. is due, as indicated in the Proposed Work Program, then Mask shall be obligated to make its proportional contribution to the Maintenance Payment only, calculated in accordance with paragraph 2.14 hereof.

ARTICLE 3
RIGHT TO ENTER AND DO WORK

3.1

Subject to the provisions of this Agreement, Bonanza shall be the Operator of the Mining Properties and shall have the sole and exclusive right:

(a)

to enter in, under or upon the Mining Properties;

(b)

to have exclusive and quiet possession of the Mining Properties;

(c)

to carry out such Work using its own in-house personnel or outside contractors as Bonanza in its sole discretion considers advisable including bringing or erecting upon the Mining Properties machinery, equipment and ancillary facilities including, without limiting the generality of the foregoing, housing, utility services, roads, conveyors, plants, buildings, waste areas, tailing areas, disposal areas or systems and aircraft landing areas; and

(d)

to remove Ore, minerals or metals from the Mining Properties for the purpose of obtaining assays or making other tests or obtaining bulk samples.

ARTICLE 4
REPRESENTATIONS AND COVENANTS

4.1

Bonanza hereby represents and warrants that:

(a)

it is a corporation duly incorporate, validly existing and in good standing in the jurisdiction of its incorporation and is qualified to do business in the State of Nevada, USA;

(b)

it has the right to enter into this Agreement and that all corporate and/or other actions required to authorize it to enter into and perform this Agreement have been properly taken, subject to its obtaining any consents that may be required from the appropriate authorities;

(c)

it is or has the right to become the beneficial and recorded owner of 100% of the Mining Properties free and clear of all liens, charges and encumbrances, subject to Existing Leases and Royalties;

(d)

there is no adverse claim or challenge against or to the ownership of or title to the Mining Properties, nor to the knowledge of Bonanza is there any basis therefor, and there are no outstanding agreements or options between Bonanza and any third party whatsoever with respect to the Mining Properties or any portion thereof, other than Existing Leases and Royalties;

(e)

all activities carried out on the Mining Properties by Bonanza and, to the best of its knowledge, its predecessors in title prior to the date of this Agreement, were carried out in strict compliance with all applicable environmental laws and regulations; there is to the best of the knowledge of Bonanza no hazardous waste situate on or in the Mining Properties; and, to the best of the knowledge of Bonanza, there is at the date of this Agreement no significant reclamation work required in respect of any of the Mining Properties, except reclamation work attendant to the normal course of surface exploration;

(f)

Bonanza has delivered to Mask copies of all relevant agreements and summary studies and reports in its possession or control relating thereto or to the Mining Properties; and

(g)

Bonanza has performed fully to the date of this Agreement all of its obligations under all relevant and Underlying Agreements and each of those agreements is in good standing.

4.2

Bonanza hereby covenants and agrees during the period of the Option and so long as it is Operator under the terms of this Agreement:

(a)

to carry out the Work in a prudent and workmanlike manner to the best of its ability and using its best efforts, skill and judgment and in accordance with good mining, processing and engineering practices generally prevailing in 'the mining industry and in accordance with all applicable laws and regulations and all agreements, permits and licenses relating to the Mining Properties;

(a)

to maintain the Mining Properties in good standing under the Mineral Act;

(c)

to indemnify and save Mask, its directors, officers, employees or representatives harmless from all claims and demands, costs (including reasonable lawyers' fees and expenses incurred by Mask), damages, actions, suits or other proceedings whatsoever arising out of or attributable to the negligent acts or omissions of Bonanza, its employees or representatives under this Agreement;

(d)

to supply Mask with an annual report at least 90 days before each applicable anniversary of the Payment Date containing copies of material data compiled by Bonanza and a statement of Costs incurred with respect to the Mining Properties during the previous calendar year;

(e)

to supply Mask with progress reports forthwith upon completion of Work associated. with each exploration stage pursuant to paragraph 2.14 hereof, including a statement of Costs incurred in each exploration stage in respect of the Work, and a. forecast of the next exploration stage. Bonanza shall supply Mask with a minimum of 2 progress reports per 12 month period regardless of whether the relevant exploration stage is complete; and

(f)

to accommodate all reasonable requests by Mask for information relating to Work on the Mining Properties.

4.3

Mask hereby represents and warrants that:

(a)

it is a corporation duly incorporated, validly existing and in good standing in its jurisdiction of incorporation and is qualified to do business in the State of Nevada, USA; and

(b)

that it has the right to enter into this Agreement and all corporate and/or other actions required to authorize it to enter into and perform this Agreement have been properly taken.

4.4

Bonanza hereby covenants and agrees that during the period of the Option it will not, without the prior written consent of Mask, such consent not to be unreasonably withheld, agree to any revisions or amendments to any relevant or underlying agreements except as specifically provided for under this Agreement or provided that such revisions or amendments do not affect in any way the subject Mining Properties.

ARTICLE 5
RIGHT TO PRESERVE TITLE AND REMOVE ASSETS

5.1

Upon execution of this Agreement, Bonanza and Mask shall proceed forthwith to obtain consents to this Agreement from any appropriate regulatory authorities.

5.2

Bonanza shall, from time to time, as and when requested by Mask, execute and deliver or cause to be executed and delivered all documents, instruments and transfers which are, in the opinion of Mask, reasonably necessary or advisable to effect legal transfer of the applicable portion of the Interest to the Mining Properties that has vested to Mask, subject to the terms of this Agreement and, where applicable, to the terms of any underlying agreements.

5.3

The Parties agree that they may protect their Interests under this Agreement by registering this Agreement, the transfers and documents referred to in paragraph 5.2, or any other document or documents which they may consider reasonably advisable in order to protect their rights and interests hereunder against the title to all or part of the Mining Properties, provided that Mask and Bonanza shall hold title to the Mining Properties subject to the terms and conditions of this Agreement and the obligations of Bonanza under any underlying agreements.

5.4

At any time, and from time to time, and for a period of one hundred eighty (180) days after the termination of this Agreement otherwise than by exercise of the Option and execution and delivery by the Parties of the Joint Venture and Operating Agreement,, Mask may, at its own expense, and at the request of Bonanza within such period after termination, Mask shall, at its own expense, enter upon and remove from the Mining

Properties any and all buildings, plant, machinery, tools and equipment or other property of Mask. Any property not so removed within such period after termination shall become the property of Bonanza.

ARTICLE 6
TERMINATION

6.1

Except for the provisions of paragraphs 4.2(c), 5.4 and 6.3 and Article 7 hereof, this Agreement shall terminate only in respect of any Interest (the "Unvested Interest") in the Mining Properties not already earned by Mask under paragraphs 2.4, 2.5 or 2.6 hereof, as applicable and not vested under paragraph 2.10 hereof:

(a)

if Mask fails to make its contribution towards the Costs or pay in lieu of making such contributions towards the Costs or fails to make the payments to Bonanza as required under Article 2 and provided that Bonanza has provided written notice to Mask before the applicable anniversary of the Payment Date informing Mask of its deficiency, then upon the date that is 30 days following the applicable anniversary of the Payment Date; or

(b)

upon exercise of the Option and execution and delivery by the Parties of the Joint Venture and Operating Agreement.

6.2

Notwithstanding anything to the contrary contained in this Agreement, Mask may at any time after making a contribution towards the Costs of not less than. $500,000 and issuing 300,000 Mask Shares to Bonanza, and from time to time, by providing 30 days written notice to Bonanza, terminate this Agreement with respect to any part of the Unvested Interest in the Mining Properties subject to the continuance of paragraphs 4.2(c), 5.4 and 6.3 and Article 7. Forthwith after such termination, the Unvested Interest shall cease to be a part of the Mining Properties for the purposes of this Agreement, and all obligations of Mask with respect thereto shall, subject to the said paragraphs, thereupon cease.

6.3

Upon any termination hereof other than pursuant to subparagraph 6.1(b), Mask shall, at the request of Bonanza within thirty (30) days, release, quit claim and/or transfer to Bonanza for an aggregate consideration of one dollar ($1.00), the Unvested Interest in and to the Mining Properties or the relevant portion thereof free and clear of any and all liens, charges and encumbrances attributable to Mask, and Mask shall deliver to Bonanza within thirty (30) days of such termination, a statement describing all contributions towards the Costs made by Mask.

6.4

Except as otherwise herein specifically provided, this is an option agreement only and nothing herein contained and no act done, payment made or amount expended hereunder shall obligate Mask to do any further or other act, to make any further or other payment or to expend any further amount as a contribution towards the Costs, and in no event shall this Agreement or any act done, payment made or amount expended as a contribution towards the Costs hereunder be construed as creating an obligation of Mask any further contributions towards the Costs hereunder or to proceed with a. view to bringing the Mining Properties or any part thereof into commercial production.

ARTICLE 7
CONFIDENTIAL INFORMATION

7.1

The Parties agree to treat this Agreement and all terms and conditions hereof, and all data, reports, records, and other information coming into the possession of the Parties by virtue hereof as confidential except if disclosure is required by law, by regulation or by any securities commission or stock exchange or in connection with the filing of a prospectus or exchange offering prospectus by any Party or its Affiliates. Notwithstanding the foregoing, a Party may disclose information relating to or acquired in activities under thus Agreement to its employees, representatives, contractors, subcontractors and consultants to the extent necessary to assist in carrying out its obligations under this Agreement or to potential acquirors of an Interest or of an interest in such Party provided the person, firm, company or other entity shall have agreed to be bound by the confidentiality provisions of this Agreement and the disclosing Party hereby assumes liability to the other Party for any breach of such confidential obligations by the person, firm, company or other entity to which such disclosing Party disclosed such confidential information. Such information shall not be otherwise disclosed to any person without the prior consent of the other Party, which consent shall not be unreasonably withheld.

7.2

Bonanza and Mask each agree to inform the other Party in advance in the event that it intends to make any public announcement or disclosure permitted hereunder in sufficient time to permit the other Party to review such announcement or disclosure with sufficient opportunity to request that reasonable changes be made in such proposed announcement or disclosure.

ARTICLE 8
TRANSFER OF INTEREST IN MINING PROPERTIES

8.1

In this article, the word "assign" means to sell, assign, transfer, sublet, grant an option, make a declaration of trust or otherwise convey an Interest. No Party may assign all or any part of its Interest except only in accordance with the terms of this Article 8.

8.2

Mask and Bonanza shall have the right to assign its rights and obligations or its Interest under this Agreement.

8.3

If either Mask or Bonanza wishes to assign any part or all of its interest other than as described in paragraph 8.5 the Party that wishes to assign its interest shall give written notice of such proposed assignment to the other Party. Such notice shall specify the terms, and the cash equivalent thereof (the "Cash Equivalent") which the Party making the assignment (the "Assigning Party") will accept for such interest. For a period of ninety

(90) days following receipt of such notice, the non-assigning Party may elect by notice in writing containing payment to the Assigning Party to purchase all; but not part, of such Interest upon the terms offered by the Assigning Party. If the non-assigning Party does not so elect, the Assigning Party shall be free to complete the assignment of such interest to one, but not more than one Party, subject to paragraph 8.4 and provided that such assignment shall be completed within ninety (90) days from the date the non-assigning Party declined or failed to elect in timely fashion to purchase such Interest and be for a price and upon terms and conditions no less favourable to the assigning Party than those set out in the Assigning Party's notice. If an assignment is not completed within such a period of ninety (90) days then the provisions of this Article shall apply with respect to any subsequent assignment of the whole or any part of the assigning Party's Interest.

8.4

Pursuant to paragraphs 8.2 and 8.3, if an Assigning Party wishes to assign any part or all of its Interest to an assignee who is not a Party hereto, the Assigning Party shall require that such Assignee shall enter into an agreement with the other Parties concurrent with such assignment containing:

(a)

a covenant by such Assignee to be bound by this Agreement to the same extent as if this Agreement had been originally executed by the Assigning Party and such Assignee as joint and several obligors making joint and several covenants;

(b)

a provision subjecting any further sale, transfer or other disposition of such Interest to the restrictions contained in this Article 8;

(c)

in case of any assignment by Bonanza of a part of its Interest, a covenant by Bonanza and the Assignee that their respective Interests shall be dealt with under this Agreement as one aggregate Interest and Bonanza shall be authorized to act as spokesperson for that aggregate Interest; and

(d)

in case of any assignment by Mask of a part of its Interest, a covenant by Mask and the Assignee that their respective Interests shall be dealt with under this Agreement as one aggregate Interest and Mask shall appoint a spokesperson for that aggregate Interest;

and the Assigning Party shall thereupon be relieved from all obligations in respect of such part of its assigned Interest which thereafter accrue under this Agreement.

8.5

A Party may assign its Interest to another Party at any time without complying with the notice and first right provisions of paragraph 8.3.

ARTICLE 9
AREA OF INTEREST

9.1

If during the term of this Agreement, Bonanza stakes or otherwise acquires any mineral property, claim, licence or mining property ("New Mineral Claim") within one (1) mile of the boundary of the Mining Properties (the "Area of Interest"), it shall offer the New Mineral Claim to Mask for inclusion under this Agreement as a part of the Mining Properties. If Mask elects to include the New Mineral Claim as part of the Mining Properties subject to the terms of this Agreement, it shall reimburse Bonanza its acquisition costs of such New Mineral Claim and such amount shall be included in the contribution towards the Costs made by Mask for the purposes of this Agreement. If Mask elects not to include the new Mineral Claim as part of the Mining Properties subject to this Agreement, Bonanza shall hold such New Mineral Claim separate from this Agreement and Mask shall have no rights or obligations with respect thereto. Mask shall not stake or otherwise acquire any New Mineral Claim within the Area of Interest.

9.2

Except as expressly provided in this Agreement, each of the Parties and their Affiliates shall have the right independently to engage in and receive the full benefit of its business activities, whether or not competitive with the other Parties without consulting the other Parties and the doctrines of "corporate opportunity" or "business opportunity" shall not apply to any other activity, venture or operation of the Parties or their Affiliates. A Party hereto shall not have any obligation to any other Party with respect to any opportunity to acquire any property outside the area of the Mining Properties at any time, or within the area of the Mining Properties after the termination of this Agreement unless otherwise specifically provided for herein.

ARTICLE 10

NOTICES

10.1

All payments, notices, reports or other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been properly given and delivered when delivered by hand or sent by facsimile or registered mail with all postage or delivery charges fully prepaid and addressed to the Parties, respectively, as follows:

To Mask:

MASK RESOURCES INC.

c/o Varshney Capital Corp.

Suite 1304 - 925 West Georgia Street Vancouver, B.C. V6C 3L2 Attention: Hari Varshney Facsimile Number: (604) 682-4768

To Bonanza:

BONANZA EXPLORATIONS INC. Suite 6, 290 Gentry Way Reno, Nevada 89502 Attention: Mr. Brian P. Kirwin Facsimile Number: (775) 824-0898

or to the latest known address of the Party concerned, as furnished pursuant to paragraph 10.1.

10.2

Any payment, notice, report or communication which is mailed shall be deemed to have been received by the addressee on the fifth business day following posting thereof. In all other instances, the date of receipt by addressee shall be the date of actual delivery or receipt of the facsimile.

10.3

A Party may change its address or facsimile number for the purpose-hereof by giving written notice of such change to the other Party at the latest address provided in accordance with this Article.

ARTICLE 11
FORCE MAJEURE

11.1

Time shall be of the essence of this Agreement, provided, however, that the time or times within which any right hereunder may be exercised or any obligation performed shall be extended by a period of time equal to all periods of time during which the Parties or their respective representatives, agents, contractors or employees are prevented or seriously impeded in doing any Work or performing any obligation hereunder by reason of any event of force majeure, which events shall include but shall not be limited to fire; power shortage; strike, lockout or other labour dispute; aboriginal disputes; inability to obtain suitable machinery or labour; inability to arrange access to the Mining Properties; inability to arrange or unavailability of any transportation services, facilities or equipment; wars, riots or civil disorders; Acts of God; governmental, whether Federal, State or Municipal, laws, regulations or requirements; or any other cause beyond the reasonable control of the Parties or their respective representatives, agents, contractors or employees. The settling of labour disputes shall for the purposes of this paragraph be deemed to be beyond the control of the Parties and their respective representatives, agents, contractors or employees and nothing herein contained shall place any obligation upon them to settle any labour dispute. The payment of monies from one Party to the other Party shall be deemed to be within the reasonable control of the Parties and the lack of funds for such payments shall not be considered an event of force majeure.

ARTICLE 12
ARBITRATION

12.1 If any dispute shall arise between the Parties in respect of any matter relating to this Agreement or with respect to the interpretation of this Agreement, the same shall be submitted to arbitration in accordance with the following provisions.

12.2 The dispute shall be referred to and finally resolved by arbitration in Vancouver, British Columbia, under the rules of the British Columbia International Commercial Arbitration, Centre ("BCIAC"), in accordance with its "Procedure for Cases under the BCIAC Rules." The award of the arbitrator shall be final and binding. The arbitral tribunal shall consist of a sole arbitrator selected by agreement of the Parties, failing such agreement within 20 days after the filing of the request for arbitration the sole arbitrator shall be appointed by the BCIAC from a list of ten persons submitted to the Parties. Each of Mask and Bonanza shall have the right to delete three persons from such list and the arbitrator shall be one person not deleted from such list. Each person on such list shall have substantial experience and recognized expertise in the fields of the matters in dispute. The Parties hereby stipulate that the arbitrator's fee shall be a reasonably hourly rate agreed to by the Parties, multiplied by the total time of the arbitrator spent concerning the arbitration. The arbitrator shall be entitled to receive payment for reasonable disbursements. If the Parties are unable to agree on a fee within 30 days after the filing of the request for arbitration, then the fee shall be established by the BCIAC Rules. The Parties further stipulate that the administrative charge shall be a reasonable average hourly rate agreed by the Parties for the services of the BCIAC personnel administering the arbitration, plus a reasonable percentage (not to exceed 10%) for overhead, plus reasonable disbursements. Failing an agreement of the Parties within 30 days of the request for arbitration, the charge will be determined by the BCIAC. If any Party refuses to arbitrate or institutes any proceeding to stay or enjoin arbitration, the other Parties shall be awarded reimbursement of all expenses and legal fees incurred in connection with any such proceeding to stay or enjoin arbitration.

12.3

The decision of the arbitrator shall be in writing and signed by the arbitrator and shall be final and binding upon the Parties as to any question or questions so submitted to arbitration.

12.4

Unless otherwise determined by the arbitrator, the compensation and expenses of such arbitrator shall be paid in equal proportions by the Parties involved in a dispute.

ARTICLE 13 GENERAL

13.1

Each Party shall, from time to time, and at all times, perform all acts and execute and deliver the deeds and documents and give such assurances as are reasonably required in order to perform, carry out, and give effect to the terms of this Agreement.

13.2

A waiver of any breach of a provision of this Agreement shall not be binding upon a Party unless the waiver is in writing and such waiver shall not affect such Party's rights in respect of any subsequent breach.

13.3

All terms and provisions of this Agreement shall run with and be binding upon the lands and estates affected thereby during the term hereof.

13.4

The terms of this Agreement express and constitute the entire agreement between the Parties and no implied covenant or liability of any kind is created or shall arise by reason of anything contained in this Agreement.

13.5

This Agreement supersedes and replaces all previous agreements., whether written Or oral, between the parries in respect of the Mining Properties.

13.6

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein

13,7

This Agreement shall enure to the benefit of and be binding upon the Parties hereto, their respective successors and their permitted assigns.

IN WITNESS WHEREOF, the Parties hereto have entered into this Agreement effective as of the day and year first above written.

BONANZA EXPLORATIONS INC.

MASK RESOURCES INC.

This is Schedule "A" to the Option Agreement dated as of September 27, 2002 between MASK RESOURCES INC. and BONANZA EXPLORATIONS INC.

LIST OF MINING PROPERTIES

The following mineral claims issued under the Mineral Ac(: for properties commonly referred to as the Gold Bar Claims and the Pamlico Claims:

Summary List of Gold Bar Claims Controlled by
American Bonanza Gold Mining Corporation

The following unpatented lode mining claims situated in Sections 4 & 5, T 22 N, R 50 E, and in Section 32, T 23 N, R 50 E (Mt. Diablo Meridian), Eureka County, Nevada:

	Eureka County Records
CLAIM NAME	BLM/NMC #	BOOK	PAGE
R #13, amended	164135	201	557
R #14, amended	164136	201	558
R #52, amended	361638	201	561
R #53, amended	361639	201	562
R 454, amended	361640	201	563
RC	567865	201	554
RD	567866	201	555
RF	567867	201	556

The following unpatented lode mining claims situated in Sections 2 - 5, 8 - 11, 'F 22 N, R 50 E, and in Section 32 - 35, T 23 N, :R 50 E (Mt. Diablo Meridian), Eureka County, Nevada:

	Eureka County Records
CLAIM NAME	BLM/NMC #	BOOK	PAGE
WI 8	373448	147	205
WI 9	373449	147	206
WI 10	373450	147	207
WI 12	373452	147	209
WI 31	373471	147	228
WI 32	373472	147	229
WI 33	373473	147	230
WI 34	373474	147	231
WI 277	388513	153	67
WI 278	388514	153	68
WI 279	388515	153	69
WI 280	388516	153	70
WI 281	388517	153	71

The following unpatented lode mining claims situated in Sections 22, 23, 26 and 27, T 22 N, R 49 E (Mt. Diablo Meridian), Eureka County, Nevada:

	Eureka County Records
CLAIM NAME	BLM/NMC #	BOOK	PAGE
Jasper 269	296387	120	40
Jasper 270, amended	296388	141	587
Jasper 271, amended	296389	143	162
Jasper 272, amended	296390	143	164
Jasper 273, amended	296391	135	56
Jasper 274, amended	296392	143	166
Jasper 276, amended	296394	143	168
Jasper 282	296400	120	53
Jasper 282, amended	314799	135	74
Jasper 283, amended	296401	135	76
Jasper 283A	339282	135	78
Jasper 285, amended	296403	135	80
Jasper 287, amended	296405	135	82
Jasper 310, amended	296428	143	174
Jasper 312, amended	296430	143	176
Jasper 314, amended	296432	135	92
Jasper 315, amended	296433	135	96
Jasper 316, amended	296434	135	98

Jasper 317, amended	296435	135	102
Jasper 322, amended	296439	135	110
Jasper 323	296440	135	112
Jasper 323A	339285	135	114
Jasper 325	296442	120	95

The following unpatented lode mining claims situated in Sections 22, 23 26 & 27, T 22 N, R 49 E (Mt. Diablo Meridian), Eureka County, Nevada:

Eureka County Records
CLAIM NAME BLM/NMC #	BOOK	PAGE
Jasper 275, amended 296393	135	60
Jasper 277, amended 296395	135	64
Jasper 278, amended 296396	143	170
Jasper 279, amended 296397	135	68
Jasper 280, amended 296398	143	172
Jasper 281 296399	120	52
Jasper 281 A, amended 314798	135	72
Jasper 316A, amended 314800	135	100
Jasper 318, amended 296436	135	104
Jasper 319, amended 296437	135	106
Jasper 320, amended 296438	135	108
Jasper 364A, amended 314801	135	124

The following unpatented lode mining claims situated in Sections 26, T 22 N, R 49 E (Mt. Diablo Meridian), Eureka County, Nevada:

Eureka County Records

CLAIM NAME BLM/NMC #	BOOK	PAGE
WAH 22, amended 293570	128	297
WAH 23, amended 293571	128	298

The following unpatented lode mining claims situated in Sections 26 & 27, T 22 N, R 49E (Mt. Diablo Meridian), Eureka County, Nevada:

	Eureka County Records
CLAIM NAME	BLM/NMC #	BOOK	PAGE
WAH 24 amended	293572	143	159
WAH 25, amended	293573	143	160
WAR 26, amended	293574	128	301
WAH 27, amended	293575	143	161
WAH 28, amended	293576	128	303
WAH 30 amended	293578	128	305
WAH 32, amended	293580	128	307
WAH 34, amended	293582	128	309
WAH 36, amended	293584	128	311
WAH 38, amended	293586	128	313
WAH 40, amended	293588	128	315
WAH 41, amended	293589	128	316

TOTAL CLAIMS: 70

Summer List of Pamlico Claims Controlled by

American Bonanza Gold Mining Corporation

The following unpatented lode mining claims situated in Sections 13, 19 & 24, T 7 N, R 31 E (Mt. Diablo Meridian), Mineral County, Nevada:

PROPERTY NAME	CLAIM NUMBERS		COUNTY	# of CLAIMS
PAMLICO STAKED: PAMLICO STAKED:
MINERAL COUNTY MINERAL COUNTY
30
NS-35 through NS- 45,70,72,74,76,78,80 NS-94 through NS- 98,100,130,-132,188 192
PAMLICO LEASED:	PAMLICO	PAM 4	MINERAL COUNTY
PAMLICO LEASED:	PAMLICO EXT	PAM 6	MINERAL COUNTY
PAMLICO LEASED:	EAST PAMLICO	PAM 7	MINERAL COUNTY
PAMLICO LEASED:	OLD FAITHFUL	PAM 8	MINERAL COUNTY
PAMLICO LEASED:	EARLY DAWN	PAM 9	MINERAL COUNTY
PAMLICO LEASED:	GOOD HOPE	PAM 10	MINERAL COUNTY
PAMLICO LEASED:	BELLEVIEW	PAM 11	MINERAL COUNTY
PAMLICO LEASED:	DEXTER	PAM 12	MINERAL COUNTY
PAMLICO LEASED:	GOLD BAR FRACTION	PAM 13	MINERAL COUNTY
PAMLICO LEASED:	OWL	PAM 14	MINERAL COUNTY
PAMLICO LEASED:	VICTOR	PAM 15	MINERAL COUNTY
PAMLICO LEASED:	VICTOR 2	PAM 16	MINERAL COUNTY
PAMLICO LEASED:	VICTOR 3	PAM 17	MINERAL COUNTY
PAMLICO LEASED:	DAVE 5	PAM 18	MINERAL COUNTY
PAMLICO LEASED:	DAVE 6	PAM 19	MINERAL COUNTY
PAMLICO LEASED:	DAVE 9	BELLEVIEW FRACTION	MINERAL COUNTY
PAMLICO LEASED:	PAM 2		MINERAL COUNTY	33

This is Schedule "B" to the Option Agreement dated as of September 27 , 2002, between BONANZA EXPLORATIONS INC. and MASK RESOURCES INC.

JOINT VENTURE AND OPERATING AGREEMENT

BETWEEN

BONANZA EXPLORATIONS, INC.

AND

MASK RESOURCES INC.

DATED

• •, 2002

ARTICLE I INTERPRETATION

1

ARTICLE 2 JOINT OPERATIONS AND RELATIONSHIP OF THE PARTIES

6

ARTICLE 3 OPERATING COMMITTEE

7

ARTICLE 4 APPOINTMENT, RIGHTS, DUTIES AND CHANGE OF OPERATOR

8

ARTICLE 5 EXPLORATION PROGRAMS

13

ARTICLE 6 PREPARATION OF A FEASIBILITY REPORT

14

ARTICLE 7 NON-PARTICIPATION

15

ARTICLE 8 DEVELOPMENT PROGRAM

17

ARTICLE 9 MINING PROGRAMS

17

ARTICLE 10

EXPANSION

   18

ARTICLE I I

DEFAULT AND THE LOSS OF PARTICIPATING INTEREST

   19

ARTICLE 12

ACCOUNTING FOR JOINT OPERATIONS / COMMINGLING

    20

ARTICLE 13

BOOKS, RECORDS, INSPECTION, CONFIDENTIAL INFORMATION                21

ARTICLE 14

DISPOSAL OF PRODUCT

    22

ARTICLE 15

OPERATOR'S LIEN

   23

ARTICLE 16

FORCE MAJEURE

  24

ARTICLE 17

TRANSFER OF INTEREST

  25

ARTICLE 18 ENCUMBRANCE                                                                                26

ARTICLE 19

FURTHER PROPERTY / AREA OF INTEREST

  26

ARTICLE 20

ARBITRATION

  27

ARTICLE 21

NOTICES AND PAYMENTS

  27

ARTICLE 22

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OPERATOR

 28

ARTICLE 23

TERMINATION

  28

ARTICLE 24

PARTITION

  29

ARTICLE 25

GENERAL

  29

APPENDIX A                                                                                                                                31

ACCOUNTING PROCEDURE

  31

SCHEDULE A

  40

LIST OF MINING PROPERTIES

  40

SCHEDULE B

 41

NET PROFITS INTEREST ROYALTY

 41

JOINT VENTURE AND OPERATING AGREEMENT

THIS AGREEMENT made as of the ____ day of ____________, ____

 BETWEEN:

BONANZA EXPLORATIONS, INC., a corporation incorporated under the laws of Nevada, USA

(hereinafter called "Bonanza")

OF THE FIRST PART

AND:

MASK RESOURCES INC., a corporation incorporated under the laws of British Columbia, Canada

(hereinafter called "Mask")

OF THE SECOND PART

WHEREAS the Parties have agreed to associate together as a joint venture for exploration, development and production on the Mining Properties on the basis of an undivided fifty percent (50%) interest in the Mining Properties in the name of Bonanza and an undivided fifty percent (50%) interest in the Mining Properties in the name of Mask, or such other interest that has vested to Mask in accordance with the terms of the Option Agreement, subject to the terms and conditions hereinafter set forth and, where applicable, the terms of any underlying agreements; and also subject to Bonanza's right to acquire up to an additional 20% interest in and to the Mining Properties by Bonanza paying to Mask 200% of Mask' cumulative Costs prior to October 12, 2005, in which event Mask's interest would be reduced to 30%.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One Dollar ($1.00) and other good and valuable consideration, and in consideration of the mutual covenants of the Parties, the Parties agree as follows:

ARTICLE I

INTERPRETATION

            1.1    In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)

"Accounting Procedure" shall mean the procedures as established by the document attached hereto as Appendix "A" to this Agreement. All payments made from and all costs, expenses, . and revenues charged or credited to the Joint Account shall be made or charged in accordance with the Accounting Procedure;

(b)

"Affiliate" shall mean any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Participant. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

(c)

"Agreement", "herein", "hereby", "hereof', "hereunder", and similar expressions mean or refer to this Agreement and any agreement or instrument supplementary or ancillary hereto; and the expressions "Article", "paragraph" or "subparagraph" followed by a number shall mean and refer to the specified article, paragraph or subparagraph of this Agreement.

(d)

"Approved Exploration Program" shall mean an Exploration Program approved, or deemed to be approved, by the Operating Committee in accordance-with paragraph 5.1 or 5.2.

(e)

"Budget" shall mean a detailed projection of costs, expenses, revenues and production from or required by Joint Operations in respect of a Program.

(f)

"Costs" means all costs incurred and monies expended by or on behalf of the Participants in doing Work which shall include, but not be limited to, all costs incurred and monies expended: in doing geophysical, geochemical, land or geological examinations and surveys in searching for, digging, trenching, sampling, assaying, testing, working, developing, mining or extracting Ore, minerals and metals; in doing diamond and other drilling; in erecting and installing mining plant, milling plant, ancillary facilities, buildings, machinery, tools, appliances or equipment; in construction of access roads or facilities for use in relation to any of the Mining Properties, on or off the Mining Properties; in transporting Ore, minerals, metals, personnel, supplies, mining or milling plant, buildings, machinery, tools, appliances or equipment. in, to or from any of the Mining Properties; in paying wages and salaries (including "fringe benefits") of personnel engaged in performing such Work; in paying assessments or contributions under worker's compensation, employment insurance, Canada Pension or other similar legislation or ordinances relating to such personnel; in supplying food, lodging and other reasonable needs for such personnel; in obtaining independent legal services directly relating to Work to be performed hereunder; in keeping any of the Mining Properties in good standing under the Mineral Act; all reasonable costs of improving, protecting or perfecting title to the Mining Properties; in preparing engineering, geological, financial or marketing studies and/or reports and Work related thereto; in connection with any applications and necessary studies for the obtaining of permits, licenses, and other regulatory approvals, including without limitation, the preparation for and attendance at hearings and other meetings relating to the Mining Properties; in preparing a mining feasibility study and/or any reports supplementary thereto.

(g)

"Date of Commencement of Commercial Production" shall mean the first day of the month immediately following the first month in which Ore from the Mining Properties has been milled or shipped for 30 consecutive days at a rate, averaged over such 30-day period, of not less than sixty percent (60%) of the average daily rate projected in the Positive Feasibility Report under which the Mining Properties or any part thereof are developed or the first day of the first month following 90 days after the date on which Ore from the Mining Properties is first milled or shipped, whichever shall first occur and "Commercial Production" shall mean the mining, milling and shipment of Ore from the Mining Properties in accordance with a Mining Program. The milling or shipping of bulk samples for testing purposes shall not be considered for the purpose of establishing the Date of Commencement of Commercial Production.

(h)

"Development Program" shall mean a Program for the development and construction of a Mine prepared by the Operator pursuant to paragraphs l .l (hh) and 8.1 which is consistent with a Positive Feasibility Report.

(1)

"Diluting Participant" shall mean a Participant which elects not to participate in an Approved Exploration Program and the Interest of which is subject to dilution pursuant to the provisions of Article 7.

(j)

"Exploration Program" shall mean a Program which provides for further exploration Work on or in connection with the Mining Properties pursuant to paragraph 1.1(hh) and Article 5 and any such Program after the Date of Commencement of Commercial Production shall be included as part. of a Mining Program.

(k)

"Expansion" shall mean an increase of at least ten percent (10%) in the productive capacity of a Mine in addition to that which is constructed hereunder in accordance with a Positive Feasibility Report.

(I)

"Feasibility Report" shall mean a detailed report prepared by the Operator or on its behalf by an independent firm of international mining engineers, showing the feasibility of placing the Mining Properties or any part of them into commercial production, in such form and detail as is customarily required by institutional lenders of major financing for mining projects, and shall include a reasonable assessment of the mineable Ore reserves and their amenability to metallurgical treatment, a complete description of the Work, equipment and supplies required to bring such part of the Mining Properties into commercial production, including the requirements for permitting, environmental protection and reclamation, and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations supported by the following information:

(i)

a description of that part of the Mining Properties to be covered by the proposed Mine;

(ii)

the estimated recoverable reserves of minerals and the estimated composition and content thereof;

(iii)

the costs and time estimate for permitting;

(iv)

the proposed procedure for development, mining and production;

(v)

results of Ore amenability tests (if any);

(vi)

the nature and extent of the facilities proposed to be acquired for the purpose of producing and marketing Ore, concentrates or precipitates, which may include mill or beneficiation facilities for processing such Ore if the size, extent and location of the mineral body makes such mill or beneficiation facilities feasible, in which event the report shall also include a preliminary design for such mill or beneficiation facilities;

(vii)

the total costs, including capital budget, which are reasonably required to permit, purchase, construct and install all structures, machinery and equipment required for the proposed Mine, including a schedule of timing of such requirements;

(viii)

all environmental impact studies and costs and all costs of reclamation;

(ix)

the period in which it is proposed the Mining Properties shall be brought to commercial production;

(x)

such other data and information as are reasonably necessary to substantiate the existence of an Ore deposit of sufficient size and grade to justify development of a Mine, taking into account all relevant business, tax and other economic considerations; and

(xi)

working capital requirements for the initial four months' operations of the Mining Properties as a Mine or such longer period as may be reasonably justified in the circumstances.

(m)

"Interest" means any beneficial interest of a Party under this Agreement, including, without limitation, that Party's Participating Interest.

(n)

"Joint Account" shall mean the set of accounts maintained by the Operator for recording all receipts and payment of all disbursements resulting from or incurred in connection with Joint Operations.

(o)

"Joint Operations" shall mean all exploration, development, constructing, mining, milling, processing, treatment operations and related operations conducted jointly by the Participants under this Agreement.

(p)

"Joint Property" means the Mining Properties, the workings and equipment for the Joint Account on or related to the Mining Properties, all rights and property appurtenant thereto, information obtained therefrom, the Products produced from the Mining Properties and any other property acquired or furnished by the Operator for the Joint Account as may exist from time to time.

(q)

"Joint Venture" means the joint venture formed pursuant to Article 2 of the Option Agreement and governed by this Agreement.

(r)

"Mine" shall mean a mine, shafts, mine workings, processing facilities and access thereto, and all other facilities constructed or installed under this Agreement on or off the Mining Properties in connection with or relating to or required for use in the Joint Operations including, without restricting the generality of the foregoing, all buildings, plant structures, facilities for open pitting, underground facilities, machinery, equipment, housing, townsite, power, fuel and water supply, storage, waste disposals, tailings, dams, roads, railroads and other transportation facilities and all other facilities relating thereto or which may be required for use in connection therewith, but excluding all facilities constructed or installed by or on behalf of government.

(s)

"Mining Program" means a Program required in respect of the operation of a Mine pursuant to paragraph 1.1(hh) and Article 9.

(t)

"Mining Properties" means those mining properties listed in Schedule "A" which is attached hereto and forms part of this Agreement and shall include any lease, licence or other mineral tenure granted in respect thereof or in substitution therefor;

(u)

"Net Profits Interest Royalty" means that royalty interest in net profits derived from Commercial Production from the Mining Properties as calculated and paid in accordance with the provisions set out in Schedule "B" to this Agreement.

(v)

"Non-Operator" means a Participant who is not the Operator.

(w)

"Non-Participant" means a Party to this .Agreement who is deemed to be a Non-Participant pursuant to paragraph 5.1, 7.2 or 7.3.

(x)

"Operator" means the Party acting as the Operator in accordance with the provisions of this Agreement.

(y)

"Operating Committee" shall mean that committee established pursuant to paragraph 3.1 hereof.

(z)

"Option Agreement" means the option agreement between Mask and Bonanza dated as of, 2002 to which the form of this Agreement was attached as Schedule "B".

(aa)

"Ore" means all materials containing a mineral or minerals of commercial economic value extracted or derived from the Mining Properties.

(bb)

"Participating Interest' 'means the undivided percentage interest in the Joint Property owned by a Participant, being initially the interests shown in paragraph 2.2.

(cc)

"Participant" means a Party to this Agreement so long as it holds a Participating Interest.

(dd)

"Party" means the initial parties to this Agreement and their respective successors and permitted assigns which become parties to this Agreement.

(ee)

"Positive Feasibility Report" means a Feasibility Report which is prepared or commissioned pursuant to the provisions of this Agreement and recommends development and commercial production of all or part of the Mining Properties.

(fl)

"Prime" means the rate of interest charged on commercial loans in Canadian dollars to its most credit worthy customers by the Canadian Imperial Bank of Commerce ("CIBC") in Toronto, Ontario and announced from time to time by the CIBC as its prime rate.

(gg)

"Product" shall mean all Ore and concentrates or other Products derived from the Mining Properties.

(hh)

"Program" shall mean any program of Work in respect of the exploration, development or mining of the Mining Properties and other mining properties pursuant to paragraph 12.2 and the related Budget, setting forth in reasonable detail the Joint Operations therein proposed, during the period of time therein set forth, it being agreed that the word "Program" may refer to either the Work or the documentation relating thereto, as the context of this Agreement may require.

(ii)

"Senior Officer" means any officer of the Operator whose title is Vice President or whose title indicates a more senior corporate function than that of a Vice President or such other officer of the Operator who is designated by the board of directors of the Operator or by the by-laws of the Operator as a "senior officer".

"Trading Activity" shall mean with respect to any Participant, or the Operator, forward sales and/or purchase contracts, spot-deferred contracts, and option and/or other price hedging and price protection arrangements and mechanisms and speculative purchases and sales of forward, futures and option contracts, both on and off commodity exchanges in connection with Products derived partially or completely from the Mining Properties.

(kk)

"Work" means all work performed on or in relation to the Mining Properties or any portion thereof which, without limiting the generality of the foregoing, includes prospecting, exploration, development, mining, milling, processing and treatment operations, reclamation, construction, maintenance operations, supervision, management, administration, accounting, financing and security arrangements, marketing, engineering, the preparation of a Feasibility Report and legal work.

(11)

Expressions and terms defined in the Option Agreement, if used in this Agreement shall, unless otherwise defined in this Agreement, have the same meaning as defined in the Option Agreement.

1.2

Whenever the singular or masculine or neuter is used in this Agreement or the attached Appendix or Schedule, the same shall be construed as meaning plural or feminine or body politic or corporate as the context requires.

1.3

The headings of the articles in this Agreement and of the attachments are inserted for convenience of reference only and shall not affect the meaning or construction thereof.

1.4

Any statement of or reference to dollar amounts in this Agreement shall mean the lawful currency of Canada, unless otherwise specifically indicated.

ARTICLE 2
JOINT OPERATIONS AND RELATIONSHIP OF THE PARTIES

2.1

Title to the Joint Property shall be recorded in the name of the Operator, who shall hold such title for the benefit of the Participants as tenants in common in proportion to their respective Participating Interests subject to further agreement between the Parties to record each Participant's Participating Interest to facilitate the granting of security to obtain production financing subordinate to any project financing arranged by the Operator.

2.2

Subject to Bonanza's right to acquire an additional 20% interest pursuant to paragraph 2.13 of the Option Agreement, as of the date hereof the Participating Interests of the Participants are:

Mask: Mask:

2.3

All benefits, costs, expenses, liabilities, obligations and risks accruing to or resulting from Joint Operations shall be shared by the Participants severally in proportion to their respective Participating

Interests and not jointly or jointly and severally. All costs and expenses incurred by the Operator hereunder shall be charged to the Joint Account in accordance with the provisions hereof and the Accounting Procedure, and all credits and income received by the Operator for the account of the Participants shall be credited to the Joint Account.

2.4

Nothing contained in this Agreement shall create or be deemed to create a partnership relation between the Parties. Each Party shall be responsible only for its obligations and liabilities as set forth in this Agreement. A Party shall not have any authority to act for or to assume any obligation or responsibility on behalf of another Party except as expressly provided herein. Each Party indemnifies and holds harmless the other Parties and their directors, officers, agents and employees from and against any and all losses, claims, damages, and liabilities arising out of any act of or assumption of any obligation by the indemnifying Party, or any of its directors, officers, agents, or employees, done or undertaken, or apparently done or undertaken, on behalf of the indemnified Parties, except when such act or obligation is done or undertaken pursuant to the authority expressly granted herein or otherwise agreed to among the Parties.

2.5

During the term of this Agreement, all Work conducted by the Operator for the account of the Participants on or related to the Mining Properties and all operations and activities in connection therewith, shall be conducted as a Joint Venture in accordance with and subject to the terms and conditions of this Agreement.

2.6

Except as otherwise specifically provided herein, the Parties agree that the Operator shall be the agent of each of them for carrying out Work in accordance with this Agreement. Each Party shall give the Operator such evidence of authority as may reasonably be required to permit the Operator to fulfill its functions as Operator.

ARTICLE 3
OPERATING COMMITTEE

3.1

Upon execution of this Agreement the Participants shall establish an Operating Committee. Each Participant shall be entitled to one member on the Operating Committee.

3.2

A Participant may from time to time revoke in writing the appointment of its member to the Operating Committee and appoint in writing another in such member's place. A Participant may from time to time in writing appoint one alternate member for any member previously appointed by such Participant. Alternate members may attend meetings of the Operating Committee, and in the absence of the member, such member's alternate may vote and otherwise act in the place and stead of a member and shall be deemed a member for such purpose. When any member votes or acts, such member's votes or actions shall for all purposes of this Agreement be considered the actions of the Participant whom such member represents. The Participants shall give written notice to each other from time to time of the names, addresses and telephone numbers of their respective members and alternates on the Operating Committee. Technical and professional advisors of a member of the Operating Committee may attend at Operating Committee meetings if accompanied by the member or such member's alternate. Such technical and professional advisors shall adhere to the confidentiality provisions of this Agreement.

3.3

All meetings of the Operating Committee shall be held in <<LOCATION>>, unless all members of the Operating Committee agree otherwise, and any member of the Operating Committee may call a meeting at any time by giving ten (10) business days' notice to the other members of the time and place of such meeting and the general nature of the business to be conducted. Any member of the Operating Committee or such member's alternate may waive in writing the giving of such notice before or at such meeting. The Operator shall call a meeting of the Operating Committee at least once every year for the purposes of reviewing the progress of Work on the Mining Properties.

3.4

A quorum shall be two members of the Operating Committee, so long as a majority of the Participating Interests are represented; provided that if at any such meeting a quorum is not present, then the meeting may be adjourned by any member present at the meeting- to the seventh day immediately following the day of the meeting at the same time and place as specified, in the notice calling the meeting, provided that such member shall immediately give notice of such adjournment to any Participant not present on the original meeting date, and a quorum for the reconvened meeting shall consist of one member of the Operating Committee representing not less than a majority of the Participating Interests. Each Participant shall be entitled to cast one vote for each full one tenth of one percent (0.1%) Participating Interest owned by it, such votes to be cast as a block by the member or alternate representing such Participant. In the event of a tie, the member representing the Operator shall have an additional vote which shall be cast as the deciding vote. Any member of the Operating Committee may postpone the vote on any significant matter for such reasonable time (not to exceed 10 calendar days) as such member may require in order to obtain instructions from the Participant which such member represents.

3.5

Any resolution in writing signed by all members of the Operating Committee in one or more counterparts shall be as valid and binding as if passed at a meeting of the Operating Committee duly called and constituted.

3.6

Subject to the provisions of this Agreement the Operating Committee shall decide on all matters coming before it by the affirmative vote of a majority of the votes entitled to be cast by members present at the meeting.

3.7

The member representing the Operator shall be the chairman of the Operating Committee. The Operator shall appoint a secretary who need not be a member of the Operating Committee to keep minutes of the meetings of the Operating Committee. The secretary shall distribute such minutes to the members of the Operating Committee inviting comments. If no comments are received by the secretary within fifteen (15) business days after their distribution, the minutes shall be deemed to be correct. If comments are received, they shall be settled at the next Operating Committee meeting and, failing agreement, shall be voted on. All records of the Operating Committee shall be maintained by the Operator and each Participant shall have the right to examine and take extracts of such records at the Operator's offices, upon reasonable notice to the Operator, during regular business hours.

ARTICLE 4
APPOINTMENT, RIGHTS, DUTIES AND CHANGE OF OPERATOR

4.1

Unless the Parties otherwise agree, Bonanza shall be the initial Operator hereunder and shall remain
Operator for the term of this Agreement unless it resigns or is replaced as provided herein.

4.2

(a)

The Operator may resign at any time by giving written notice to the Non-Operator and subject to paragraph 4.3 hereof, the rights, duties and obligations of the Operator shall terminate upon the expiry of one hundred and eighty (180) days from the date of delivery of such notice.

(b)

The Operator shall also cease to be Operator immediately upon the occurrence of any of the following:

(i)

If the Operator ceases to hold the largest Participating Interest;

(ii)

If the Operator becomes bankrupt or insolvent or makes an assignment for the benefit of creditors;

(iii)

If any foreclosure, execution or attachment is issued against the Operator and all or part of a Participating Interest by any mortgagee, creditor, custodian, receiver or trustee;

(iv)

If the Operator defaults in its duties or obligations or any of them hereunder and does not commence to rectify the default within thirty (30) days after written notice from any Participant, specifying the default and requiring the Operator to remedy the same; or

(v)

If the Operator becomes a Non-Participant under paragraph 7.2 or 7.3 hereof.

4.3

(a)

If the Operator resigns or otherwise ceases to be Operator, the Non-Operator with the next highest Participating Interest or such Non-Operator as may be appointed by the Non-Operator shall have the right to elect to become the Operator within 30 days, failing which the Participants may appoint an Operator in writing within sixty (60) days of the date the former Operator ceased to be Operator, pursuant to terms and conditions which are not in any way in conflict with the provisions hereof.

(b)

If the Operator resigns or otherwise ceases to be Operator such former Operator shall forthwith turn over, transfer and deliver to the new Operator control and possession of the Joint Property, all documents, books, records and accounts pertaining to the performance of its functions as Operator, together with all monies held by it in its capacity as Operator. Upon such transfer and delivery the former Operator shall be released and discharged from, and the new Operator shall assume, all duties and obligations of Operator except the unsatisfied duties and obligations of the former Operator accrued or existing prior to the effective date of the change of Operator and for which the former Operator shall, notwithstanding its release or discharge, continue to remain liable except to the extent that the monies turned over by the former Operator to the new Operator were intended by the former Operator to be used to satisfy liabilities incurred in the ordinary course of the business of the Joint Venture prior to the effective date of the change but not then due.

(c)

In the event that an Operator resigns or otherwise ceases to be Operator and a. new Operator is not appointed in accordance with sub-paragraph 4.3(a), Joint Operations shall immediately terminate and the provisions of paragraph 23.2 with regard to sale and distribution of Joint Property and payment of liabilities of the Joint Venture shall apply mutatis mutandis.

(d)

Upon the resignation or removal of an Operator hereunder, an audit of the records of the former Operator shall be made at the expense of the Joint Venture at the option of any Participant and shall commence within ninety (90) days of such resignation or removal.

4.4

(a)

From the date of approval of a Development Program by the Operating Committee the Operator shall be entitled to a fee for its services hereunder, payable monthly in arrears by the Participants in proportion to their Participating Interests during the currency of this

Agreement (the "Operator's Fee"). All other costs of the Joint Venture shall be for the account of the Participants in proportion to their Participating Interests and shall be charged at cost and shall not include a .fee or profit element for the Operator. [Note: is there to be an Operator's Fee?]

(b)

The Participants hereby agree that the Operator's Fee shall be:

(i)

; and

(ii)

.

4.5

Subject to the terms of this Agreement the Operator shall carry out all Joint Operations as approved or deemed approved by the Operating Committee and, without limiting the generality of the foregoing, shall have the following specific rights, duties and obligations:

(a)

To carry out the Work in a prudent and workmanlike manner to the best of its ability and using its best efforts, skill and judgment and in accordance with good mining, processing and engineering practices generally prevailing in the mining industry and in accordance with all applicable environmental laws and regulations and all other applicable laws, regulations, agreements, pen-nits and licences relating to the Mining Properties.

(b)

To transact, undertake and perform all transactions, contracts, employments, purchases, operations and negotiations with third parties on any matter or thing undertaken on behalf of the Joint Venture in the Operator's name.

(c)

Before the approval of a Development Program by the Operating Committee the Operator shall furnish to the Non-Operator quarterly reports while Work is in progress. The Operator shall also provide to the Non-Operator comprehensive annual reports, on or before March 31 of each year during the currency of this Agreement, describing its activities hereunder and the results obtained during the previous year ending December 31st, and timely current reports and information on any results obtained.

(d)

After the approval of a Development Program by the Operating Committee, the Operator shall furnish to the Non-Operator a progress report for each calendar quarter, within forty five (45) days after the end of such quarter, which shall include a quarterly financial report and a summary of the Costs incurred by, the revenues paid or payable to and the production from the Joint Venture and an annual report containing audited financial statements prepared in accordance with Canadian generally accepted accounting principles on or before April 15th of every year covering the progress of Joint Operations during the immediately preceding calendar year.

(e)

The Operator shall use all reasonable efforts to carry out any Development Program or Mining Program approved by the Operating Committee within the limits of the relevant Budgets. The Operator shall not undertake any operation not contemplated in such Programs or make any expenditure in excess of the amount provided in a related Budget without first delivering to the Participants written notice at least thirty (30) days before doing so, except:

(i)

When such operations are not specifically included in such Programs, the Operator shall conduct all operations required by law or by the terms of this Agreement affecting the Mining Properties,

(ii)

If necessary to carry out such Programs, the Operator may make expenditures not in excess of one hundred ten percent (I 10%) of the total expenditures provided for in the applicable Budget; or

(iii)

In an emergency, the Operator may take such action and make such immediate expenditures for the Joint Account as are necessary for the protection of life or property.

(f)

The Operator shall maintain an accurate Joint Account showing the charges and credits accruing to Joint Operations in accordance with the Accounting Procedure, and shall make proper charges to and cash calls on the Non-Operator in accordance with the Accounting Procedure and paragraph 12.1 hereof.

(g)

The Operator shall, in accordance with good engineering practice, revise the Work and expenditure schedules contained in any Program approved by the Operating Committee as may be necessary and submit such revised schedules to the Operating Committee for approval on a quarterly basis.

(h)

The Operator shall supervise all aspects of the operation of a Mine hereunder, including the co-ordination of the engineering, design and construction thereof.

(i)

The Operator shall select and negotiate with contractors and sellers for the construction, assembly and supply of machinery and equipment for the Joint Operations in accordance with good business practice.

(j)

The Operator shall approve specifications, schedules, shop drawings and other submissions of contractors and suppliers of machinery and equipment for the Joint Operations.

(k)

The Operator shall procure, provide and pay for all materials, supplies, labour, tools, lighting, power, transportation and other services and facilities required for the Joint Operations.

(l)

The Operator shall take reasonable precautions against defects or deficiencies in the work of anyone performing services for the Joint Operations.

(m)

The Operator shall keep and preserve the Joint Property free from attachments, executions, liens or judgments; provided however, the Operator shall not be prevented by the foregoing provision from contesting in good faith any claim which the Operator reasonably considers unjustified.

(n)

The Operator shall determine promptly, in such manner as to avoid construction and other liens and to maximize the availability of discounts and allowances, the amounts owing from time to time to contractors, machinery and equipment suppliers.

(o)

The Operator shall take such reasonable precautions or such action in an emergency as the Operator may deem necessary or advisable to prevent loss or damage to the Joint Property and loss of life or personal injury.

(p)

The Operator shall maintain the Mining Properties in good standing under the Mineral Act; provided that at any time and from time to time, upon approval of the Operating Committee, the Operator shall be entitled to surrender all or any part of the Mining Properties or to permit the same to lapse, but only upon first giving notice of its intention to do so to the Non-

Operator at least sixty (60) days before the date of such surrender or lapse.  The property specified in such notice shall cease to form part of the Mining Properties, but the Non-Operator shall be entitled to receive a conveyance thereof from the Operator, upon request prior to the date of such surrender or lapse, together with copies of any data in the Operator's posession relevant thereto.

(q)

The Operator shall pay or cause to be paid for the account of the Participants respectively, all property, business, sales, use and excise taxes and customs duties (but not income taxes) due from them as a result of their ownership, use or acquisition of the Joint Property and promptly furnish to the Non-Operator copies of any assessments of such taxes received by the Operator and, as it deems appropriate, contest any such assessment.

(r)

The Operator shall procure from experts and consultants such special engineering, design, legal and other professional services as may be necessary or desirable in connection with the Joint Operations.

(s)

The Operator shall enter into any lease, lease purchase or sale and lease back arrangement or series of related agreements or incur any obligation or obligations with respect to machinery, equipment, material, supplies and other facilities as may be required for the conduct of the Joint Operations.

(t)

The Operator may sell or otherwise dispose of for the Joint Account, any assets used in the Joint Operations which; in the opinion of the Operator, are no longer necessary for Joint Operations. In the event such asset or assets have a replacement value in excess of five hundred thousand dollars ($500,000.00), the written approval of the Operating Committee will be required before such disposition.

(u)

In the event of any suit, claim, demand or proceeding made by a third party in respect of the Joint Property or Joint Operations, the Operator shall diligently defend or settle any such suit, claim, demand or other proceeding on behalf of and at the expense of the Joint Venture provided, however, the Operator shall obtain the prior written approval of the Operating Committee to settle a suit, claim, demand or other proceeding where the amount of the settlement exceeds five hundred thousand dollars ($500,000.00).

(v)

The Operator may, with the written approval of the Operating Committee, enter into any contract in respect of the Joint Operations, whether in the ordinary course of business or otherwise, with any Affiliate of the Operator or any person in which a Party or the Operator or any Affiliate of either has an interest so long as such contract is at prevailing competitive rates available from arm's length parties.

(w)

The Operator shall keep and maintain the Joint Property in good condition and repair and in efficient operating condition and make or contract for the making of, on behalf of the Participants, such alterations, improvements and additions thereto and replacements thereof as the Operating Committee may approve in accordance with this Agreement.

(x)

The Operator may, with approval of the Operating Committee, suspend Joint Operations to the extent necessary in order to reduce inventories, or entirely, during any period when Product cannot be produced and sold at a reasonable profit by reason of low prices or otherwise.

(y)

If a Participant carries on any operation or activity on the Joint Property which is not for the Joint Account it shall, unless otherwise agreed among the Participants, maintain at its own expense insurance with limits not less than those set forth in subparagraph 4.6(a). Such insurance shall include a waiver of subrogation in favour of the other Participants.

(z)

The Operator, and where appropriate a Participant shall, upon request, provide satisfactory evidence of the insurance described in paragraph 4.6(a) and (b) to the other Party.

4.6

(a)

The Operator shall distribute to the Non-Operator in proportion to its respective Participating Interest, any revenues received by the Operator on behalf of the Participants from the Joint Operations or from any other source related to the Joint Operations.

(b)

The Operator may apply revenues received by it on behalf of a Party to offset any outstanding balance owed to the Operator by that Party or any other debt owed to the Operator pursuant to this Agreement.

(c)

The Operator shall invest all funds prudently and all interest shall be for the Joint Account.

(d)

Subject to the provisions of paragraph 6.2(d), the Operator shall, at the request of the NonOperator, use all reasonable efforts to arrange and submit for the approval of the Participants, the financing and security package for the development and construction of a Mine including provision for working capital during such Joint Operations. The Non-Operator shall be responsible for arranging the financing of its own Participating Interest if it is not prepared to accept the terms of the financing and security package arranged by the Operator.

(e)

The Operator may act as agent for the marketing, sale and delivery of the Non-Operator's share of Product so long as it has been appointed in writing by such Non-Operator for such purpose for a period not exceeding twelve (12) months.

ARTICLE 5
EXPLORATION PROGRAMS

5.1 Unless otherwise agreed between the Parties, within twelve (12) months after the execution of this Agreement the Operator shall prepare and submit an initial Exploration Program. The Non-Operator shall elect in writing within sixty (60) days after receipt of the initial Exploration Program whether it wishes to participate to the full extent of its Participating Interest in funding such a Program. Any Non-Operator that does not elect in writing within the required time to participate in funding such Program to the full extent of its Participating Interest shall be considered a Non-Participant and shall be reduced to a • % Net Profits Interest Royalty pursuant to paragraph 7.4 provided that the Operator completes the initial Exploration Program EXCEPT in the case of any part of the Mining Properties subject to the terms of my underlying agreements which require the payment of a net smelter return royalty to the seller under any underlying agreement, the Non-Participant shall retain no rights or interest, royalty or otherwise under this Agreement in respect of such part of the Mining Properties. For any subsequent Exploration Programs the Operator shall prepare and submit to the Operating Committee by December 15 an Exploration Program for the next calendar year. Subject to paragraph 5.2, the Operating Committee may reject or approve and adopt any proposed Exploration Program, with such modifications as it deems appropriate. The Operator shall forthwith present an Approved Exploration Program to the Non-Operator for its consideration. The Non-Operator shall, within forty-five (45) days of receipt of an Approved Exploration Program, give written notice to the Operator advising whether or not it will participate to the full extent of its Participating Interest therein. Failure by a Participant to give such notice, if required, within such time shall be deemed to be an election not to participate in such Approved Exploration Program.

5.2

In the event that no Exploration Program has been submitted for the consideration of the Operating Committee in accordance with paragraph 5.1 and no proposed Feasibility Report is under consideration in accordance with Article 6, then the Non-Operator as long as it holds an aggregate Participating Interest of at least twenty percent (20%) shall be entitled to submit an Exploration Program to the Operator and such Exploration Program shall be deemed to be approved by the Operating Committee. Within thirty (30) days of its receipt of such Exploration Program the Operator shall deliver written notice to the Non-Operator of its election to participate in and carry out the Exploration Program or resign immediately as Operator. In such latter event the Non-Operator shall be entitled to become Operator only to carry out such Exploration Program.

5.3

If, after the initial Exploration Program, the Operator presents a subsequent annual Exploration Program of less than $100,000, the Non-Operator shall be entitled, so long as it has elected to participate in all Approved Exploration Programs to date, to submit a larger annual Exploration Program in its place and such Exploration Program shall be deemed approved by the Operating Committee. Within thirty (30) days of the Operator's receipt of the larger annual Exploration Program the Operator shall deliver written notice to the Non-Operator of its election to participate in and carry out the Exploration Program or resign immediately as Operator. In such latter event the Non-Operator that submitted the larger annual Exploration Program shall become Operator only to carry out such Exploration Program.

5.4

• The Operator shall be entitled to charge by way of general overhead and administrative costs an amount equal to • percent (•%) of all costs incurred pursuant to any Approved Exploration Program.

ARTICLE 6
PREPARATION OF A FEASIBILITY REPORT

6.1

(a)

If a Feasibility Report has not been prepared prior to the execution of this Agreement any Participant(s) representing at least fifty-one percent (51%) of the Participating interests of the Joint Venture may propose that the Operator prepare or commission a Feasibility Report.

(b)

The Participant(s) proposing a Feasibility Report (herein referred to as the "Proposing Party") shall outline in reasonable detail the parameters of such Feasibility Report and its projected cost and shall provide particulars thereof to the other Participants at least sixty (60) days prior to a meeting of the Operating Committee which shall be called by the Proposing Party to consider such proposal. If the Operating Committee approves the proposal, the Operator, as directed by the Operating Committee, shall prepare or commission at the expense of the Joint Venture and submit to the Non-Operator a Feasibility Report in accordance with the parameters outlined in such proposal or with such modifications as the Operating Committee may approve.

6.2

(a) Upon completion of a Feasibility Report pursuant to paragraph 6.1, the Operator shall deliver, a copy of such Feasibility Report together with all supporting studies, reports and other data to the Non-Operator.

(b)

If such Feasibility Report recommends development and commercial production of all or part of the Mining Property (a "Positive Feasibility Report"), and the Operator is prepared to implement the Positive Feasibility Report to the extent of its Participating Interest and so advises the Non-Operator in writing (the "Production Decision"), the Non-Operator shall notify the Operator in writing with in one hundred eighty (180) days of the date that is the later of its receipt of the Positive Feasibility Report and of the Production Decision whether it will participate in the implementation of the Positive Feasibility Report and the recommendations thereof.

(c)

If a Participant fails to elect as aforesaid, such Participant shall be deemed to have elected, at the expiration of the said notice period, not to participate in the implementation of the recommendations of the Positive Feasibility Report.

6.3

In the event that any Feasibility Report prepared or commissioned hereunder does not recommend development and commercial production of all or any part of the Mining Property or if Participants representing at least fifty-one percent (51%) of the Participating Interests of the Joint Venture do not elect to participate in the implementation of a Positive Feasibility Report the provisions of this Article will continue to apply to any subsequent proposal for the preparation or commissioning of a Feasibility Report.

ARTICLE 7
NON-PARTICIPATION

7.1

Upon the election of a Participant not to participate in an Approved Exploration Program other than the initial Exploration Program in accordance with paragraph 5.1, the Operator shall have the right, but not the obligation, to increase its contribution to meet the deficiency in commitments on a pro rata basis in accordance with its actual and deemed expenditures. The Operator shall declare its intent in this regard prior to commencing the Approved Exploration Program. If the deficiency is not so made up then that Approved Exploration Program shall be void and the provisions of Article 5 and this Article 7 shall again apply to any proposed Exploration Program. If the deficiency is so made up, the Participating Interest of the Diluting Participant shall be decreased and the Participating Interest of the other Participant shall be increased so that at any time the Participating Interest of each Participant shall be that percentage which is equivalent to a Participant's total deemed and actual expenditures hereunder, expressed as a percentage of the total deemed and actual expenditures of all continuing Participants hereunder. For the purposes of calculation of dilution, the expenditures of the Parties at the time of exercise by Bonanza of the Option under the Option Agreement will be deemed to be $® on the part of Mask and $ on the part of Bonanza.

7.2

A Diluting Participant in respect of one Approved Exploration Program shall have the right to participate in subsequent Approved Exploration Programs, provided that:

(a)

if such Diluting Participant elects not to participate in respect of any subsequent Approved Exploration Program; or

(b)

if the effect of paragraph 7.1 is to decrease the Participating Interest of such Diluting Participant to ten percent (10%) or less;

such Diluting Participant shall be deemed to be a Non-Participant hereunder immediately upon such event.

7.3

Upon the election or deemed election of a Participant not to participate in the implementation of a Positive Feasibility Report in accordance with paragraph 6.2 such Participant shall be deemed to be a Non-Participant hereunder. The Operator shall notify the Non-Participant and all Participants within ninety (90) days of receipt of such notice or of the deemed election whether the Operator is prepared to:

(a)

increase its contributions to make up all or its share of the deficiency in commitments in respect of such Positive Feasibility Report; or

(b)

fund 100% or its share of a scaled down version of the development recommended by the Positive Feasibility Report that will be not less than 75% of the size of operations recommended in the Positive Feasibility Report.

If the Operator is not prepared to elect to implement the Positive Feasibility Report under subparagraph (a) or (b) above, then that Positive Feasibility Report shall be void and the provisions of Article 6 and this Article 7 shall again apply to any subsequent proposed Feasibility Report. If the Operator is prepared to fund under subparagraph (a) or (b) any Participant shall have the right to elect within 30 days after receipt of the Operator's notice to increase its contributions pro rata with the Operator under subparagraph (a) or to fund its share of a scaled down version under subparagraph (b).

7.4

Upon being deemed to be a Non-Participant hereunder, the Participating Interest of such Non-Participant and all of its right, title and interest in the Joint Property shall, subject only to the terms and conditions of this Agreement, and without further act of the Participants or such Non-Participant, thereupon belong and be deemed to have been conveyed to the remaining Participants, on a pro rata basis. Such Non-Participant shall remain liable for the payment and performance of its obligations theretofore accrued, including, without limiting the generality of the foregoing, its accrued proportionate share of the ultimate costs of reclamation in respect of the Mining Property and shall thereafter be entitled to receive a % Net Profits Interest Royalty as determined, calculated and paid in accordance with the provisions of Schedule B attached to this Agreement, the provisions of which shall be incorporated herein and made a part hereof EXCEPT in the case of any part of the Mining Properties subject to the terms of any underlying agreements which require the payment of a net smelter return royalty to the seller under any underlying agreement, the Non-Participant shall retain no rights or interest, royalty or otherwise under this Agreement in respect of such part of the Mining Properties .

7.5

A Non-Participant shall execute and deliver to the remaining Participant appropriate instruments confirming conveyance of its Participating Interest to the Participant as aforesaid.

7.6

Notwithstanding anything to the contrary contained in this Article, upon the conclusion of an Approved Exploration Program with respect to which a Participant has been a Diluting Participant or deemed to be a Non-Participant, the Operator shall deliver to such Diluting Participant or Non-Participant a report indicating the aggregate amount of monies expended in doing the Work under such Approved Exploration Program and the percentage of the Budget for such Approved Exploration Program that such aggregate amount represents. In the event that such Approved Exploration Program was concluded before the expenditure of at least eighty percent (80%) of its Budget, such Non-Participant may, by notice delivered to the Operator, within thirty (30) days of its receipt of such report, elect to retain its Participating Interest by delivering therewith its proportionate, share of the costs incurred in respect of such Approved Exploration Program, whereupon it shall be as if such Party had never been a Diluting Participant or deemed to be a Non-Participant with respect to such Approved Exploration Program.

199

7.7

The Operator shall have no duty to report to the Non-Participant with respect to the costs of implementing a Positive Feasibility Report and, for greater certainty, a Non-Participant shall have no right to retain a Participating Interest hereunder as a result of any variance of such costs from those estimated in such Positive Feasibility Report and the Operator shall have no liability to the Non-Participant as a result of any variance in actual costs incurred from those estimated in such Positive Feasibility Report.

ARTICLE 8
DEVELOPMENT PROGRAM

8.1

On or before the date one hundred and eighty (180) days after the election of Participants to participate in the development of the Mining Property pursuant to a Positive Feasibility Report pursuant to paragraph 6.2 of this Agreement, a Development Program shall be prepared by the Operator and submitted to the Operating Committee, which shall consider and adopt such Development Program with such modifications as it deems appropriate.

ARTICLE 9
MINING PROGRAMS

9.1

The following provisions shall apply with respect to the planning of operations of any Mine from the Date of Commencement of Commercial Production.

9.2

Beginning with the Date of Commencement of Commercial Production all mining operations shall be planned and conducted and all estimates, reports and statements shall be prepared and made on the basis of an operating year which shall be determined as follows:

(a)

if the Date of Commencement of Commercial Production is between January 1st and June 30th, inclusive, the first operating year shall be the period from the Date of Commencement of Commercial Production to the next immediately succeeding December 31st, inclusive; but

(b)

if the Date of Commencement of Commercial Production is between July 1st and December 31st, inclusive, the first operating year shall be the period from the Date of Commencement of Commercial Production to December 31st of the next immediately succeeding calendar year.

9.3

(a)

Prior to the beginning of each operating year the Operator shall prepare and submit to the Non-Operator a Program for the ensuing operating year (the "Mining Program"). The Mining Program applicable to the first operating year shall be submitted not later than three (3) months prior to the date estimated by the Operator as the Date of Commencement of Commercial Production, and the Mining Program for each subsequent year shall be submitted not later than November 15 in the year immediately preceding the operating year to which it relates.

(b)

The Operator shall promptly supply to the Non-Operator any additional or supplemental information which the Non-Operator shall reasonably request with respect to the Mining. Program.

(c)

Any Participant shall have a period of thirty (30) days from receipt of any Mining Program within which to submit written objections to such Mining Program, and if no objections are submitted, the Mining Program shall be put to a vote by the Operating Committee. If a Participant submits written objections within such period, the objections shall, where possible, include a statement of the alternative provisions, amendments or modifications to the Mining Program which will satisfy the objections. The Operator shall, within thirty (30) days following receipt of such objections, either present a revised Mining Program which will satisfy the objections, or advise the Non-Operator as to the reasons why such objections cannot, or should not be satisfied, in which event the Mining Program as proposed by the Operator shall be put to a vote by the Operating Committee.

ARTICLE 10 EXPANSION

10.1

If any Participant(s) representing at least fifty-one percent (51%) of the Participating Interests in the Joint Venture wishes to proceed with an Expansion, such Participant(s) shall submit a written proposal (herein referred to as the "Proposal") to the other Participant describing the expenditures involved in such proposed Expansion which shall:

(a) be in such detail and contain such projections as to its economic effect and feasibility as may reasonably be necessary to enable the Participant to decide whether or not to participate in such proposed Expansion; and

(b) include appropriate details, consistent with sub-paragraph 10.3 with respect to the equitable adjustment of the respective Participant's Participating Interests if any Participant elects not to participate in such proposed Expansion.

10.2

The Participant shall elect by notice in writing to the Operator, within ninety (90) days of receipt of a Proposal:

(a)

to participate in the proposed Expansion;

(b)

not to participate in the proposed Expansion, or

(c)

not to participate in the proposed Expansion and refer the matter of compliance with paragraph 10.3 to arbitration pursuant to Article 20.

If any Participant fails to give such notice, it shall be deemed to have elected not to participate in the proposed Expansion. Upon expiration of the said ninety (90) day period the proposed Expansion may be carried out and the respective Participating Interests of the Participants shall be varied from time to time in accordance with the terms of such Proposal, provided that no proposed Expansion shall be undertaken while it is the subject matter of arbitration hereunder.

10.3

The terms of any Proposal:

(a)

shall be reasonable and equitable as among the Participants having regard to all factors relating to the proposed Expansion including, without limiting the generality of the foregoing, the use to be made of the whole or any part of the Joint Property under the terms of the Proposal;

(b)

shall be consistent with good mining practice;

(c)

shall have reasonable commercial practicability;

(d)

shall not interfere with or adversely affect the timely performance of any Participant under any contracts for the sale of Product in existence at the time of the Proposal; and

(e)

shall not conflict with security given to lenders of the Participants or materially and adversely affect the value of such security, having regard to the amount of indebtedness to which such security relates.

Any Proposal which the Participants agree does not meet the foregoing tests or, alternatively, is found not to meet all of the foregoing tests by an arbitrator appointed under Article 20 shall not be implemented.

10.4

The Operator shall have no duty to report to the Participant which has elected not to, or failed to elect to, participate in the proposed Expansion with respect to the cost of implementing such Expansion and, for greater certainty, such Participant shall have no right to retain the same Participating Interest as it (they) had prior to the Expansion as a result of any variance of such costs from those estimated in the Proposal and the Operator shall have no liability to such Participant as a result of any variance in actual costs incurred from those estimated in such Proposal.

ARTICLE 11
DEFAULT AND THE LOSS OF PARTICIPATING INTEREST

11.1

In the event that a Participant defaults in making any contribution of its share of Costs hereunder pursuant to paragraph 12.1 and such default is not timely cured as provided herein, the Participating Interest of that Participant (hereinafter referred to in this Article as "the Defaulting Participant") shall be forfeited to the other Participant which is not in default (hereinafter referred to in this Article as the "Non-Defaulting Participant") as provided in this paragraph 11.1. Any Non-Defaulting Participant may give the Defaulting Participant notice of the default specifying the amount of the contribution by the Defaulting Participant required in order to cure the default. If the Defaulting Participant fails to make the required contribution within thirty (30) days after its receipt of such notice, the Participating Interest and all other right, title, interest and claim of the Defaulting Participant in the Joint Property shall without further act of the Non-Defaulting Participant or the Defaulting Participant, subject to paragraph 11.2, thereupon belong and be deemed to have been conveyed to the Non-Defaulting Participant. Within fifteen (15) days of the expiry of the notice period described above, the Defaulting Party shall execute and deliver to the Non-Defaulting Participant appropriate instruments confirming conveyance of its Participating Interest to the Non-Defaulting Participant as aforesaid. Upon such forfeiture the Defaulting Participant shall be entitled to receive only a ___% Net Profits Interest Royalty calculated and paid as set out in Schedule B attached to this Agreement, the provisions of which shall be incorporated herein and made a part hereof (subject to the aggregate of the amount which the Defaulting Participant is entitled to receive thereunder being limited to the aggregate amount of the Defaulting Participant's actual and deemed expenditures on the Mining Property prior to such default) EXCEPT in the case of any part of the Mining Properties subject to the teens of any underlying agreements which require the payment of a net smelter return royalty to the seller under any underlying agreement, the Non-Participant shall retain no rights or interest, royalty or otherwise under this Agreement in respect of such part of the Mining Properties.

11.2

If the Non Defaulting Participant elects not to acquire the Participating Interest of a Defaulting Participant in accordance with paragraph 11.1, Joint Operations shall cease and this Agreement shall terminate upon the expiry of the fifteen (15) day period referred to therein.

11.3

Upon a deemed conveyance of its Participating Interest to the Non-Defaulting Participant pursuant to paragraph 11.1 a Defaulting Participant shall have no further right in respect of Joint Operations. Debts owing to the Joint Account by a Defaulting Participant or obligations of a Defaulting Participant arising out of Joint Operations prior to its default including, without limiting the generality of the foregoing, its accrued proportionate share of ultimate costs of reclamation in respect of the Mining Properties, shall not be diminished or affected in any manner whatsoever by such deemed conveyance and shall continue in full force and effect. In the event the Defaulting Participant holds a Net Profits Interest Royalty, the Non-Defaulting Participant shall be entitled to deduct from any payments due to the Defaulting Participant under the Net Profits Interest Royalty the amount of such debts which remain unpaid. In the event of a dispute over the amount of such debts, the payments due under the Net Profits Interest Royalty shall be paid into the trust account of the Defaulting Participant's legal counsel or of such other legal counsel as may be mutually acceptable to both parties until the dispute is resolved.

11.4

In no event shall the Non-Defaulting Participant be subject to any duty to a Defaulting Participant or to any covenant (expressed or implied) relating to exploration for or mining, milling, processing, treatment, or marketing of Product or the maintenance of title to the Joint Property. The Non-Defaulting Participant shall have the right, at any time and from time to time, to surrender, terminate, forfeit, abandon, or otherwise allow title to all or any portion of the Joint Property to lapse or expire and shall not be liable to the Defaulting Participant or to any other party or entity in the event that title to the Joint Property is lost or abandoned for any reason whatsoever.

ARTICLE 12
ACCOUNTING FOR JOINT OPERATIONS / COMMINGLING

12.1

The Participants shall, in proportion to their respective Participating Interests, provide the Operator with such funds as may be requested and required by the Operator pursuant to the provisions of this Agreement and the Accounting Procedure for all Costs incurred by or to be incurred by the Operator for the Joint Account in the proper execution and performance of the Operator's duties under this Agreement, it being the intention of the Participants that the Operator shall neither make a profit nor operate at a loss in the recovery of such Costs.

12.2

The Operator or any Participant representing at least fifty-one percent of the Participating Interests may at any time, as part of the Feasibility Report, Development Program, Mining Program or otherwise, propose that:

(a)

any part of the Mining Properties be brought into commercial production and operated as a single operation with other mining properties:

(i)

owned by the Operator and one or more of the Participant(s) or in which the Operator and such Participant(s) may have some participating interest; or

(ii)

owned by the Operator only or in which the Operator has a participating interest;

in which event, all Participants agree that (notwithstanding separate ownership thereof), subject to approval by the Operating Committee, ores mined from the Mining Properties and such other properties may be blended at the time of mining or at any time thereafter; or

(b)

a mill or other processing facility may be located on the Mining Properties or the other properties to process ore from the Mining Properties or the other properties or both.

In the case of either (a) or (b) above being approved by the Operating Committee`; it is agreed that the respective properties (including the Mining Properties) shall bear their proportionate share of the costs of work relating to bringing them into commercial production and of operations carried out thereon. The proportionate share of proceeds realized from such operations allocable to each such property shall be determined fairly, following sound engineering practice and in accordance with accepted accounting practice and from records maintained by or on behalf of the Operator. In making any allocation of the costs of work or proceeds, effect shall be given to the tonnages and metal content of ore removed from such properties, and to any special charges relating particularly to the ore removed from one or other of the properties, or the treatment thereof. The Operator shall take such reasonable steps as may be feasible to enable a proper allocation of expenses and recoveries to be realized to ensure that the Parties to this Agreement receive their proper entitlement in accordance with the provisions of this Agreement. Each Participant, or its authorized representative, shall have the right to examine and audit from time to time the records of the Operator or the Joint Venture relative to the commingling of ores, sharing of facilities, allocation of costs of work and distribution of proceeds and any other records relevant to the provisions of this paragraph 12.2.

ARTICLE 13

BOOKS, RECORDS, INSPECTION, CONFIDENTIAL INFORMATION

13.1

The Operator:

(a)

shall adhere to the Accounting Procedure;

(b)

shall keep and maintain books of account and such other records pertaining to the Joint Operations and the performance of the Operator hereunder as will properly reflect, on an accrual basis and in accordance with good accounting practices customary in the Canadian mining industry and in accordance with Canadian generally accepted accounting principles consistently applied, all transactions of the Operator in relation to the Joint Operations and the performance of its duties hereunder and for which it will seek reimbursement hereunder.

13.2

All reports and information furnished to the Parties by the Operator hereunder shall be for the sole use and benefit of the Parties and no other person shall be entitled to rely thereon and the Operator shall not be liable to any other person in respect thereof, unless such report or information has been supplied to such other person by or with the consent of the Operator which may thereupon attach such qualifications or limitations as to the reliance upon such report or information as it deems necessary.

13.3

During the currency of this Agreement and for a period of two years after termination of this Agreement the Parties agree to treat this Agreement and all terms and conditions hereof, and all data, reports, records, and other information relating to Joint Operations as confidential except if disclosure is required by law, by regulation or by any securities commission or stock exchange or is a requirement in connection with the filing of a prospectus, statement of material facts, annual report or annual information form by any Party or its Affiliates or relates only to that part of the Mining

Properties surrendered under paragraph 4.5(p). Where circumstances so permit, at Least forty-eight (48) hours before making any disclosure permitted above, a Party shall provide written notice to all Participants of its intention to do so. Notwithstanding the foregoing, a Party may disclose information relating to or acquired in activities under this Agreement to its employees, representatives, contractors, subcontractors and consultants to the extent necessary to assist in carrying out its obligations under this Agreement or to potential acquirors of an Interest or of an interest in such Party provided the person, firm, company or other entity shall have agreed to be bound by the confidentiality provisions of this Agreement and the disclosing Party hereby assumes liability to the other Parties for any breach of such confidential obligations by the person, fine, company or other entity to which such disclosing Party disclosed such confidential information. Such information shall not be otherwise disclosed to any person without the prior consent of the Participants, which consent shall not be unreasonably withheld.

13.4

 The Participants and their agents, employees and representatives shall, at their sole risk, have access to the Joint Property for purposes of examination and inspection, provided that such activity does not unreasonably interfere with or delay the exploration, development or production operations provided for by this Agreement. If requested by the Operator, the Participants or their agents, employees or representatives, will acknowledge this provision and expressly agree to waive all possible related claims against the Operator, and the Participants shall hold the Operator harmless from all such claims and losses and shall execute documents satisfactory to counsel for the Operator for such purpose prior to such examination or inspection.

ARTICLE 14
DISPOSAL OF PRODUCT

14.1

Each Participant shall take in kind and separately dispose of its share of all Product at the most advanced state of processing within fifteen (15) days after receipt of notice from the Operator stating the quantity of Product so available and shall, at its own expense, construct, operate and maintain all facilities necessary to receive, store and dispose of such Product.

14.2

Should any Participant fail to take in kind and separately dispose of its share of Product pursuant to paragraph 14.1, the Operator shall have the right, but not the obligation, to purchase such Product for its own account, or to commit for up to one year to sell such Product to others for the account of such Participant at not less than the fair market value thereof. All costs of storage and sale of such Product shall be deducted by the Operator from the proceeds of sale to be paid to such Participant.

14.3

Each Participant acknowledges that, with respect to the purchase or sale of a Participant's share of Product as provided above, the Operator may from time to time undertake Trading Activities. Such Trading Activities, and the profits and losses generated thereby, shall not, in any manner, be taken into account in the calculation of the price due to such Participant, whether in connection with the determination of price, the date of sale, or the date any payment is due. Each Participant acknowledges that Operator's engaging in Trading Activities may result in Operator realizing from time to time fewer or more dollars for Product purchased from the Participant than does such Participant, since such Participant's payment is established by the prevailing market price of the physical commodity to be delivered and each Participant hereby waives any claim for additional price should the Operator at any time realize more dollars per ounce or other unit of sale than does such Participant. Similarly, such Participant shall not be obligated to share in any losses generated by any such Trading Activities with respect to Product. Operator shall when dealing with another Participant's share of Product only incur smelting charges at prevailing competitive rates.

ARTICLE 1.5
OPERATOR'S LIEN

15.1

As security for the payment of its share of Costs hereunder and performance by each Participant of its obligations under this Agreement including interest on unpaid Costs at Prime plus 3% per annum, costs on a solicitor/client basis and all other reasonable costs and expenses incurred in collecting any amount due and enforcing such security interest, or both, the Operator has a-lien on and takes a security interest in the presently existing and after acquired rights, benefits and interests that each Participant has in:

(a)

The Mining Properties and all other interests in mineral claims and real property, including without limitation, surface leases and fixtures, which are hereafter acquired and held subject to this Agreement, including without limitation, any compensation or indemnity in respect of loss, damage or taking of those interests;

(b)

This Agreement, the Joint Property, and its Participating Interest;

(c)

All inventories of Product;

(d)

The Mine and all mining, milling and related equipment, materials and supplies used or acquired for use in exploring for, developing and producing Product;

(e)

Accounts and payments due or to accrue due in respect of the sale or distribution of Product;

(f)

Goods, as defined in the Personal Property Security Act of the Province of British Columbia (the "PPSA") in the possession of the Operator;

(g)

Securities, instruments, documents of title, choses in action, intangibles, accounts, contract rights, and money related to or derived from producing and dealing with Product; and

(h)

Any other interest, right or title of such Participant in the Joint Venture;

in each case as now held or as hereafter acquired, all of which are collectively referred to in this Agreement as "Collateral", and all proceeds, as defined in the PPSA, of such Collateral. The security interest of the Operator shall attach immediately upon the Operator advancing the Participant's share of Costs, or upon performing all or part of the obligations of a Defaulting Participant, or in the case of Ore and minerals, immediately after they are extracted. No security interest hereby created has priority over any other security interest hereby created. Payment for any Collateral sold on realization need not be for immediate cash payment but may be on deferred terms if that represents the best available sale.

15.2

Notwithstanding anything contained in paragraph 15.1 the Participants may agree in writing to enter into alternative security arrangements in favour of the Operator in order to secure the indebtedness referred to in paragraph 15.1 provided that any such alternative security arrangement shall be in a form acceptable to the Operator. If such alternative security arrangements are entered into then the Non-Operator shall not be obliged to enter into first fixed charge as provided for in paragraph 15.1.

15.3

Upon request by the Operator, the Non-Operator shall without delay do, execute, acknowledge and' deliver all and every such further deeds, conveyances, assignment, demises, mortgages, charges, documents and assurances at law as are necessary or advisable or as the Operator may reasonably require for the purpose of giving the Operator a valid first fixed and specific mortgage, charge or security upon all property and assets of the Non-Operators referred to in paragraphs 15.1(a) to 15.1(h) (whether such property is already owned or hereafter acquired by the Non-Operator) and for the better granting, conveying, assigning, transferring, demising or charging the same to the Operator, the Non-Operator hereby irrevocably appoints the Operator the attorney for it and in its name and on its behalf and as its act and deed to negotiate, agree, execute, seal or otherwise perfect any deed, assurance, agreement, instrument or act which may be required for any of the purposes aforesaid.

15.4

Both Participants acknowledge that the Operator's security as set out in paragraph 15.1, 15.2 and 15.3 will not interfere with any Participant's ability to raise project financing for any development on the Mining Properties and will agree to place the Operator's security second to any other charge or security which may be required for such financing.

ARTICLE 16
FORCE MAJEURE

16.1

Time shall be of the essence of this Agreement, provided, however, that the time or times within which any right hereunder may be exercised or any obligation performed shall be extended by a period of time equal to all periods of time during which the Parties or their respective representatives, agents, contractors or employees are prevented or seriously impeded in doing any Work or performing any obligations hereunder by reason of any event of force majeure, which events shall include but shall not be limited to fire; power shortage; strike, lockout or other labour dispute; aboriginal disputes; inability to obtain suitable machinery or labour; inability to arrange access to the Mining Properties; inability to arrange or unavailability of any transportation services, facilities or equipment; wars, riots or civil disorders; Acts of God; governmental, whether Federal, Provincial, State or Municipal, laws, regulations or requirements; or any other cause beyond the reasonable control of the Parties or their respective representatives, agents, contractors or employees. The settling of labour disputes shall for the purposes of this paragraph be deemed to be beyond the control of the Parties or their respective representatives, agents, contractors or employees and nothing herein contained shall place any obligation upon them to settle any labour dispute. The payment of monies hereunder shall be deemed to be within the control of the Parties and the lack of funds for such payments shall not be considered an event of force majeure.

16.2

Any Party hereto claiming suspension of its obligations, as aforesaid, shall promptly notify the other Parties to that effect and shall take all reasonable steps to remove or remedy the cause and effect of the force majeure described in the said notice in so far as it is reasonably able to do so and as soon as possible; provided the terms of settlement of all labour disturbances or disputes, strikes or lockouts, shall be wholly in the discretion of the Party claiming suspension of its obligations by reason thereof; and that Party shall not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike or lockout solely to remedy or remove the force majeure thereby constituted.

16.3

The extension of time for observance of conditions or performance of obligations as a result of force majeure shall not relieve the Operator from its obligations to keel) the Mining Properties in good standing unless the Operator is directly prevented from so doing as a result of force majeure.

ARTICLE 17
TRANSFER OF INTEREST

17.1

In this article, the word "assign" means to sell, assign, transfer, sublet, grant an option, make a declaration of trust or otherwise convey an Interest. No Party may assign all or any part of its Interest other than in accordance with the terms of this Article 17.

17.2

If any Party wishes to assign any part or all of its Interest other than as described in paragraph 17.4 or 17.5 it shall give written notice of such proposed assignment to the other Party. Such notice shall specify the terms and the cash equivalent thereof (the "Cash Equivalent") which the assigning Party will accept for such Interest. For a period of sixty-five (65) days following receipt of such notice, the other Party may elect by notice in writing containing payment to the assigning Party to purchase upon the terms offered by the assigning Party all, but not part of, such Interest. If the other Party does not so elect, the assigning Party shall be free to complete the assignment of such Interest to one, but not more than one, third party subject to paragraph 17.3 and provided that such assignment shall be completed within one hundred eighty (180) days from the date the other Party declined or failed to elect in timely fashion to purchase such Interest and be for a price and upon terms and conditions no less favourable to the assigning Party than those set out in the assigning Party's notice. If an assignment is not completed within such period of one hundred eighty (180) days then the provisions of this Article shall apply with respect to any subsequent assignment of the whole or any part of the assigning Party's Interest.

17.3

If an assigning Party wishes to assign any part or all of its Interest to an assignee who is not a Party hereto, the assigning Party shall require that such assignee shall enter into an agreement with the other Parties concurrent with such assignment, containing:

(a)

a covenant by such assignee to be bound by this Agreement to the same extent as if this Agreement had been originally executed by the assigning Party and such assignee as joint and several obligors making joint and several covenants;

(b)

a provision subjecting any further sale, transfer or other disposition of such Interest to the restrictions contained in this Article 17;

(c)

in case of any assignment by Mask of a part of its Interest, a covenant by Mask, and its assignee that their respective Interests shall be dealt with under this Agreement as one aggregate Interest and Mask, shall be authorized to act as spokesperson for that aggregate Interest;

(d)

if only a part of an Interest is assigned, a provision under which both the assigning Party and the assignee acknowledge and agree with the non-assigning Party that the Net Profits Interest Royalty of o percent (___%) entitlement in the circumstances set out in paragraphs 7.4 and 11.1 of this Agreement shall be allocated between the assigning Party and the assignee on pro rata basis in the proportion that the part of the Interest assigned bears to the total Interest held by the assigning Party immediately prior to the assignment so that the maximum aggregate Net Profits Interest Royalty payable under this Agreement can never exceed a Iota of ten percent (10%);

(e)

if the part of the Interest assigned is ten percent (10%) or less, the assignee shall be deemed to be a Non-Participant under paragraph 7.2 of this Agreement and its Interest will pursuant to paragraph 7.4 of this Agreement be deemed to have been conveyed to the remaining Participants and the assignee will thereafter be entitled to receive only a Net Profits Interest Royalty in accordance with paragraph 17.3(d) of this Agreement, and the assigning Party shall thereupon be relieved from all obligations in respect of such Interest which thereafter accrue under this Agreement.

17.4

A Party may assign its Interest to an Affiliate at any time without complying with the notice and first right provisions of paragraph 17.2, provided that the Affiliate delivers to the Parties concurrently with such assignment an agreement containing the covenant and provision described in paragraph 17.3, and that the assigning Party shall continue to remain principally liable to the Participants for the performance of its obligations under this Agreement. If at any time an assignee shall cease to be an Affiliate of a Party it shall immediately before ceasing to be an Affiliate transfer its Interest back to a Party or an Affiliate of a Party.

17.5

A Party may assign its Interest to another Party at any time without complying with the notice and first right provisions of paragraph 17.2.

ARTICLE 18
ENCUMBRANCE

18.1

Other than in the context of project financing under subparagraphs 4.7(d) or 6.2(d), no Party may mortgage, charge or otherwise encumber its Interest or the Joint Property except, to the extent of its Participating Interest, for the purpose of financing the contributions required for such Party's participation under this Agreement and then only upon the condition that the holder of such encumbrance (the "Chargee") shall have first entered into an agreement with all Participants, in form reasonably satisfactory to counsel for the Participants and binding upon the Chargee, to the effect that:

(a)

the Chargee will not enter into possession of, nor institute any proceedings for partition or foreclosure of the encumbered Interest or Joint Property and that such encumbrance shall be subject to the provisions of this Agreement; and

(b)

the Chargee's remedies under the encumbrance shall be limited to the sale of the whole (and only the whole) of the encumbered Interest or Joint Property in accordance with paragraph 17.2 as if the Chargee were the Party making the sale under that paragraph.

ARTICLE 19
FURTHER PROPERTY / AREA OF INTEREST

19.1

No Party shall be under any obligation to stake or otherwise acquire any mineral claims or other mining properties adjoining or in the vicinity of the Mining Properties.

19.2

Except as expressly provided in this Agreement, each of the Parties and their Affiliates shall have the right independently to engage in and receive the filly benefit of its business activities, whether or not competitive with the other Party without consulting the other Party and the doctrines of "corporate opportunity" or "business opportunity" shall not apply to any other activity, venture or operation of the Parties or their Affiliates. A Party hereto shall not have any obligation to any other Party with respect to any opportunity to acquire any property outside the area of the Mining Properties at any time, or within the area of the Mining Properties after the termination of this Agreement unless otherwise specifically provided for herein.

19.3

At any time either Party shall be free to deal independently into any ground held by a third party or to apply for new property in the vicinity of the Mining Properties.

ARTICLE 20

ARBITRATION

20.1

If any dispute shall arise between the Parties or any of them in respect of any matter relating to this Agreement or with respect to the interpretation of this Agreement, the same shall be submitted to arbitration in accordance with the following provisions.

20.2

The dispute shall be referred to and finally resolved by arbitration in Vancouver, British Columbia under the rules of the British Columbia International Commercial Arbitration Centre ("BCIAC'), in accordance with its "Procedure for cases under the BCIAC Rules." The award of the arbitrator shall be final and binding. The arbitral tribunal shall consist of a sole arbitrator selected by agreement of the Parties. Failing such agreement within 20 days after the filing of the request for arbitration, the sole arbitrator shall be appointed by the BCIAC from a list often persons submitted to the Parties. Each of Mask and Bonanza shall have the right to delete two persons from such list and the arbitrator shall be one person not deleted from such list. Each person on such list shall have substantial experience and recognized expertise in the fields of the matters in dispute. The Parties hereby stipulate that the arbitrator's fee shall be a reasonably hourly rate agreed to by the Parties, multiplied by the total time of the arbitrator spent concerning the arbitration. The arbitrator shall be entitled to receive payment for reasonable disbursements. If the Parties are unable to agree on a fee within 30 days after the filing of the request for arbitration, then the fee shall be established by the BCIAC Rules. The Parties further stipulate that the administrative charge shall be a reasonable average hourly rate agreed by the Parties for the services of the BCIAC personnel administering the arbitration, plus a reasonable percentage (not to exceed 10%) for overhead, plus reasonable disbursements. Failing an agreement of the Parties within 30 days of the request for arbitration, the charge will be determined by the BCIAC. If any Party refuses to arbitrate or institutes any proceeding to stay or enjoin arbitration, the other Party shall be awarded reimbursement of all expenses and legal fees incurred in connection with any such proceeding to stay or enjoin arbitration.

20.3

The decision of the arbitrator shall be in writing and signed by the arbitrator and shall be final and binding upon the Parties as to any question or questions so submitted to arbitration.

20.4

Unless otherwise determined by the arbitrator, the compensation and expenses of such arbitrator shall be paid in equal proportions by the Parties involved in a dispute.

ARTICLE 21
NOTICES AND PAYMENTS

21.1

All payments, notices, reports or other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been properly given and delivered when delivered by hand or sent by telecopy or registered mail with all postage or charges fully prepaid and addressed to the Parties, respectively, as follows:

To Bonanza:

BONANZA EXPLORATIONS, INC. Suite 6, 290 Genry Reno, Nevada U.S.A. 89502 Attention:

Telecopier Number:

To Mask:

MASK RESOURCES INC.

c/o Varshney Capital Corp.

Suite 1304 - 925 West Georgia Street Vancouver, B.C. Canada V6C 3L2 Attention: Hari Varshney Telecopier Number:

or to the latest known address of a Party, as provided pursuant to paragraph 21.3.

21.2

Any payment, notice, report or communication which is mailed shall be deemed to have been received by the addressee on the fifth business day following the posting thereof In all other instances, the date of receipt by the addressee shall be the date of actual delivery or receipt of telecopy.

21.3

A Party may change its address or telecopier number for the purpose hereof by giving written notice of such change to the other Parties at their latest address provided in accordance with this Article.

ARTICLE 22
LIMITATION OF LIABILITY AND INDEMNIFICATION OF OPERATOR

22.1

Each Party, in proportion to its Participating Interest, hereby agrees to indemnify and hold harmless the Operator against any claim of or liability to any third party resulting from any act or omission of the Operator or its agents or employees in conducting operations pursuant to this Agreement, provided however that the Operator shall not be indemnified nor held harmless by the Participants for any loss, damage, claim, or liability resulting from the gross negligence or wilful misconduct of the Operator, its agents or employees.

22.2

The Operator shall not be liable to the Parties for any loss or damage except for loss or damage resulting from the gross negligence or wilful misconduct of the Operator, its agents or employees.

ARTICLE 23
TERMINATION

23.1

This Agreement shall continue in full force and effect unless terminated in accordance with the provisions of this Agreement or by agreement in writing of the Parties.

23.2

Upon termination of this Agreement, the Participants shall satisfy all liabilities resulting from Joint Operations and shall sell or otherwise agree on the disposition of all Joint Property. All liabilities and expenses shall be borne and paid by, and the proceeds of sale, along with all remaining Joint Property, shall be distributed to, the Participants in proportion to their respective Participating Interests, or in such other proportion as the Participants may agree upon. Upon termination, the Operator shall, with the approval of the Operating Committee, take all action necessary to wind up activities hereunder, and all costs and expenses so incurred by the Operator shall be expenses for the Joint Account.

Termination of this Agreement shall not relieve any Party from any liability which has accrued or attached prior to the date of such termination. Notwithstanding anything else herein contained, this Agreement shall not be terminated until all liabilities and expenses of the Joint Venture arising from or related to the Joint Operations or the termination of the Joint Venture have been discharged in full and until all Joint: Property has been distributed to the Participants.

ARTICLE 24

PARTITION

24.1

Each Party waives the benefit of all provisions of law now in effect or as enacted in the future, relating to actions of partition of real and personal property, and agrees that it will not resort to any action at law or in equity to partition the real or personal property subject to this Agreement.

ARTICLE 25

GENERAL

25.1

Each Party shall from time to time and at all times perform all acts and execute and deliver the deeds and documents and give such assurances as are reasonably required in order to perform, carry out, and give effect to the terms of this .Agreement.

25.2

It is the intention of the Parties and they hereby agree that insofar as permitted by law, the benefit of any income or other tax deduction, credits, exemptions or other benefits related to the Joint Venture shall accrue to each of them in proportion to their respective Participating Interests.

25.3

A waiver of any breach of a provision of this Agreement shall not be binding upon a Party unless such waiver is in writing and such waiver shall not affect such Party's rights in respect of any other or future breach.

25.4

All terms and provisions of this Agreement shall run with and be binding upon the lands and estates affected thereby during the term hereof

25.5

If any right, power or interest of any Participant hereunder would violate the rule against perpetuities then such right, power or interest shall terminate at the expiration of twenty (20) years after the death of the last survivor of all the lineal descendants of His late Majesty, King George VI of England, living on the date of execution of this Agreement.

25.6

The terms of this Agreement express and constitute the entire agreement between the Parties and no implied covenant or liability of any kind is created or shall arise by reason of these presents or anything herein contained.

25.7

This Agreement supersedes and replaces:

(a)

all previous agreements, whether written or oral, among the Parties in respect of the Joint Property; and

(b)

the Option Agreement.

25.8

If there is a conflict between the provisions of this Agreement: and those of the Accounting Procedure, the provisions of this Agreement shall prevail.

25.9

This Agreement shall be governed by and construed in accordance with the laws of British Columbia (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction). Each Party irrevocably submits to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

25.10

This Agreement shall enure to the benefit of and be binding upon the Parties hereto, their respective successors and their permitted assigns.

IN WITNESS WHEREOF the Parties hereto have executed these presents as of the day and year first above written.

BONANZA EXPLORATIONS, INC.

Per:  __________________________

Authorized Signatory

Per:  __________________________

Authorized Signatory

MASK RESOURCES INC.

Per:  __________________________

Authorized Signatory

Per:  __________________________

Authorized Signatory

This is Appendix "A" to the Joint Venture and Operating Agreement dated as of the day of the ___ day of 2002, between BONANZA EXPLORATIONS, INC. and MASK RESOURCES INC.

APPENDIX "A"
ACCOUNTING PROCEDURE

Section

I.

General Provisions

II.

Direct Charges

III.

Basis of Charges to Joint Account

IV.

Disposal of Equipment and Material

V.

Basis of Pricing Material Transferred from Joint Account

VI.

Inventories

ACCOUNTING PROCEDURE

SECTION 1. GENERAL PROVISIONS

l.

Definitions

(a)

"Agreement" shall mean the Agreement to Which this Accounting Procedure is attached as Appendix "A".

(b)

"Field Office" means any necessary office in each place where Work is being performed on or solely in relation to the Mining Property.

(c)

"Material" shall mean personal property, equipment or supplies acquired or held for use in Joint Operations.

(d)

"Section" or "paragraph" followed by a number shall mean and refer to the specified Section or paragraph of this Appendix.

All other terms defined in the Agreement and used herein shall, unless otherwise defined herein, have the same meaning ascribed thereto in the Agreement.

2.

Conflict with Agreement

In the event of a conflict between the provisions of this Accounting Procedure and the provisions of the Agreement, the provisions of the Agreement shall prevail.

3.

Statements and Invoices

The Operator shall invoice each Participant monthly for its proportionate share of costs and expenses for the preceding calendar month or such other period as is agreed to by the Participants. Such invoices will be accompanied by complete and accurate statements reflecting all charges and credits to the Joint Account, summarized, by appropriate classifications indicative of the nature thereof. Expenditures for tangible assets and unusual charges will be detailed.

4.

Advances and Payments

If Operator so requests, all Participants shall advance to the Operator their share of estimated cash requirements for the succeeding quarter's operations or such period as is agreed to by the Participants. Operator shall make written request to a Participant at least thirty (30) days prior to the due date on which a Participant is to make such advance. The due date for such advance shall be set by the Operator but shall be no sooner than the first day of the quarter for which the advance is required. If a Participant's advance exceeds its share of actual expenditures, the next succeeding cash advance requirement, after such determination, shall be reduced accordingly. However, a Participant may request that excess advances be refunded. The Operator shall make such refund within ten (10) days after receipt of such request.

If a Participant's advance is less than its share of actual expenditures, the deficiency shall, at the Operator's option, be added to subsequent cash advance requirements or be paid by the Participant within twenty (20) days following the receipt of the Operator's invoice to the Participant for such deficiency. If the Operator does not request a Participant to advance its share of estimated cash requirements, the Participant shall pay its share of actual expenditures within twenty (20) days following receipt of the Operator's invoice.

Payments of advances or invoices shall be made on or before the due date, and if not so paid, the unpaid balance shall bear interest at Prime plus two percent (2%) per annum until paid.

5.

Adjustments

Payments of invoices shall not prejudice the rights of a Participant to protest or question the correctness thereof; provided, however, all invoices and statements rendered to a Participant by the Operator during any calendar year shall conclusively be presumed to be true and correct after twenty-four (24) months following the end of such calendar year, unless within the said twenty-four (24) month period a Participant takes written exception thereto and makes a claim on the Operator for adjustment. No adjustment favourable to the Operator shall be made unless a claim is made within the same prescribed period. The provisions of this paragraph shall not prevent adjustments resulting from a physical inventory of the Material purchased for Joint Operations.

6.

Audits

(a)

Unless otherwise agreed by all Participants, an audit of the Joint Account shall be conducted at least once a year by a firm of chartered accountants employed by the Operator provided such accountants are one of the four major international accounting -firms. The cost of such audit or any audit that is required by the law applicable to the Joint Operations shall, only to the extent that it is related to Joint Operations, be chargeable to the Joint Account. Copies of audit reports shall be provided to the Participants.

(b)

A Participant, upon at least thirty (30) days' advance written notice to the Operator, shall have reasonable access and the right, at its sole expense, to have the Joint Account and records relating to the accounting hereunder including any records originating from an Affiliate and the head office payroll for any calendar year or portion thereof within the twenty-four (24) month period following the end of such calendar year audited by independent auditors once each year provided such auditors are one of the four major international accounting firms; however, the conducting of an audit shall not extend the time for the taking of written exception to and the adjustment of accounts as provided above. Any dispute hereunder shall be subject to arbitration pursuant to Article 20 of the Agreement.

(c)

The Operator's verification of contractors' invoices shall not be construed as constituting a bona fide audit of records or original entry. In the event that an audit of contractors' records or original entry is deemed necessary by the Operator or by a Participant the cost of such audit shall be charged to the Joint Account.

SECTION II. DIRECT CHARGES

Subject to limitations hereinafter prescribed, the Operator shall charge the Joint Account for all costs necessary to conduct Joint Operations as follows:

1.

Field Office Expense

All costs incurred in maintaining and operating a Field Office when necessary for Joint Operations.

 2.

Rentals and Royalties

Fees, rentals and royalties paid in respect of mining claims, exploration permits, leases, licenses, or other similar grants, forming part of the Joint Property.

3.

Labour

(a)

Salaries and wages of all Operator's employees directly engaged on a full time basis in the conduct of the Joint Operations, and a charge for the salaries or wages of employees who are temporarily assigned to and directly employed in the Joint Operations in proportion to the time spent by such employees to provide such services.

(b)

A percentage of the salaries and wages chargeable to the Joint Account under paragraph 3(a) of this Section II, to cover the Operator's cost of payroll burden for employee benefits including vacations, statutory holidays, sickness and disability benefits, group life insurance, hospitalization, pensions, dental, major medical and other benefit plans of a like nature and for mandatory payments to the local, Provincial and Federal governments for worker's compensation, unemployment insurance, Canada Pension and any other similar charges that a government may impose on the Operator based on salary and wage costs. The percentage will be established based on the Operator's cost experience and the amount charged will be adjusted retroactively on an annual basis to reflect the actual percentage for the previous year when actual costs are determined.

(c)

Out of pocket expenses applicable to the Joint Operations of those employees whose salaries and wages are chargeable to the Joint Account under paragraph 3 (a) and (d) of this Section II and for which expenses the employees are reimbursed under the Operator's usual practice (including, without restriction, any relocation expenses necessarily incurred in order to properly staff a Program).

(d)

A charge for the salaries and wages of the Operator's corporate office employees, other than clerical support staff and Senior Officers, who provide services to the Joint Venture under the Agreement, in proportion to the time spent by such employees to provide such services, plus one hundred and ten percent (110%) of such charge in respect of the Operator's overhead relating to such employees' services.

4.

Material

Material purchased or furnished by the Operator for use in Joint Operations. So far as it is reasonably practical and consistent with efficient and economical operation, only such Material shall be purchased for or transferred to the Joint Operations as may be required for immediate use; and the accumulation of surplus stocks shall be avoided.

5.

Transportation

Transportation of employees and Material necessary for the conduct of Joint Operations. Such costs shall include transportation of employees' families and their personal effects, household effects, and all other relocation costs incurred in the staffing of the Joint Operations.

6.

Services

(a)

The cost of contract services and utilities procured from outside sources other than services covered by paragraph 8 of this Section 11.

(b)

Use and service of equipment and facilities furnished by the Operator as provided in paragraph 5 of Section III.

7.

Damages and Losses to Joint Property

All costs or expenses necessary for the repair or replacement of Joint Property made necessary because of damages or losses resulting from fire, flood, storm, theft, accident, or any other cause.

The Operator shall furnish the Non-Operator with written notice of damages or losses incurred as soon as practical after a report thereof has been received by the Operator.

8.

Legal Expenses

All costs and expenses of handling, investigating, and settling litigation or claims arising in respect of the Joint Operations, including but not limited to, independent counsel's fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any such litigation or claims, provided that no settlement shall be entered into when the amount of such settlement exceeds $100,000 without the prior written approval of the Operating Committee.

9.

Taxes

All taxes of every kind and nature (except income taxes), assessed or levied upon or in connection with the Joint Operations, which have been paid for the benefit of the Participants.

10.

Insurance Premiums

Premiums paid for insurance required to be carried in respect of the Joint Operations. 11.

Marketing, 11.  Purchasing Costs

In the event that the Operator undertakes to purchase Products from or sell Products for the Participants, all costs incurred in the sale of such Products, including but not limited to labour as set out in Section II, paragraph 3 of this Appendix, transportation, sampling, assaying and impurity penalties. Such costs are to be deducted from a Participant's share obtained from the sale of the Products.

12.

Other Expenditures

Any other expenditures not covered or dealt with in the foregoing provisions of this Section II and which are incurred by the Operator for the necessary and proper conduct of the Joint Operations.

SECTION III. BASIS OF CHARGES TO JOINT ACCOUNT

l.

Purchase

Material and equipment purchased and services procured shall be charged at the price paid by Operator after deduction of all discounts actually received.

2.

Material Furnished by Operator

Material required for Joint Operations shall be purchased for direct charge to the Joint Account whenever practicable, except that the Operator may furnish such Material from the Operator's own stocks under the following conditions:

(a)

New Material (Condition "A')

New Material transferred from the Operator's own warehouse or other properties shall be priced f.o.b. the nearest reputable supply store or railway receiving point, where such Material is available, at current replacement cost of the same kind of Material.

(b)

Used Material (Conditions "B" and "C")

(i) Material which is in sound and serviceable condition and suitable for reuse without reconditioning shall be classed as Condition "B" and priced at seventy-five percent (75%) of new price.

(ii)

Material which cannot be classified as Condition "B" but which;

after reconditioning will be further serviceable for its original function as good secondhand Material (Condition "B"); or

is serviceable for its original function but is substantially not suitable for reconditioning,

shall be classed as Condition "C" and priced at fifty percent (50%) of new price.

(iii)

Material which cannot be classified as Condition "B" or Condition "C" shall be priced at a value commensurate with its use.

(c)

Material Furnished by the Operator when not Readily Available

When Material or supplies are not readily available from reputable sources due to scarcity, national emergency or governmental regulations, the Operator may furnish such material from its stock or properties at its nearest available supply and charge the Operator's full cost of same to the Joint Account including, without limitation, purchase price, procurement, warehousing, handling, transportation and all other costs incurred in connection therewith up to the time of delivery to the Mining Property.

3.

Premium Prices

Whenever Material is not readily obtainable at the customary supply point or at prices specified in paragraphs I and 2 of this Section III because of national emergencies, strike or other unusual causes over which the Operator has no. control, the Operator may charge the Joint Account for the required Material on the basis of the Operator's direct cost: and expense incurred in procuring such Material, in making it suitable for use, and in moving it to the required location, provided, however, that notice in writing is furnished to the Participants of the proposed charge prior to invoicing the Participants for such Material, whereupon the Participants shall have the right, by so electing and notifying the Operator, within fifteen (15) days after receiving such notice from the Operator, to furnish in kind, all or part of its share of such Material which shall be reasonably suitable for use and acceptable to the Operator. Transportation costs on such Material furnished by a Participant, at any point other than at the required location, shall be borne by the Participant. If a Participant furnishes Material pursuant to the provisions of this paragraph, the Operator shall make appropriate credits therefor to the account of such Participant.

4.

Warranty of Material Furnished by Operator

The Operator does not warrant the Material furnished beyond the dealer's or manufacturer's guaranty; and in case of defective Material, credit shall not be passed until adjustment has been received by Operator from the manufacturers or their agents.

5.

Equipment and Facilities Furnished by Operator

(a) Operator shall charge the Joint Account for use of the Operator's equipment and facilities at rates which shall include cost of maintenance, repairs, other operating expense, insurance, taxes, and depreciation, provided that such charge shall not exceed commercial rates available in the immediate area less twenty percent (20%).

(b)

Whenever requested, Operator shall info in the Participants in advance of the rates it proposes to charge.

(c)

Rates determined in accordance with this paragraph shall be revised and adjusted from time to time when found to be inequitable by the Operating Committee.

SECTION IV. DISPOSAL OF EQUIPMENT AND MATERIAL

1.

Disposition of Surplus Material

The Operator shall be under no obligation to purchase surplus, new or secondhand Material. The disposition of items with a replacement value over Fifty Thousand Dollars ($50,000) of surplus Material shall be subject to the approval of the Operating Committee; provided that the Operator shall dispose of normal accumulations of junk and scrap Material either by transfer or sale from the Joint Property. Proceeds of such sale shall be credited to the Joint Account.

2.

Material Purchased by the Operator or a Participant

Material purchased by either the Operator or a Participant shall be credited by the Operator to the Joint Account for the month in which the Material is removed by the purchaser at the net amount actually collected.

3.

Division in Kind

Division of Material in kind among the Participants, shall be in proportion to their respective Participating Interests. Each participant will thereupon be charged individually with the value of the Material received or receivable and corresponding credits will be made by the Operator to the Joint Account. Such credits shall appear in the monthly statement of operations.

4.

Sales to Third Parties

Sales to third parties of Material from the Joint Operations shall be credited by the Operator to the Joint Account at the net amount collected by the Operator from purchaser. Any claims by a purchaser for defective Material or otherwise shall be charged back to the Joint Account if and when paid by the Operator.

SECTION V. BASIS OF PRICING MATERIAL TRANSFERRED FROM JOINT ACCOUNT

When Material is sold or transferred from the Joint Account the following provisions shall apply to the pricing of such Material:

I .

New Material

New Material (Condition "A"), being New Material procured for the Joint Account but never used shall be priced at one hundred percent (100%) of current new price (plus sales tax, if any).

2.

Good Used Material

Good used Material (Condition `B"), being used Material in sound and serviceable condition, suitable for reuse without reconditioning shall be priced as follows:

(a)

at seventy-five percent (75%) of current new price if Material was charged to Joint Account as new, or

(b)

at sixty-five percent (65%) of current new price if Material was originally charged to the Joint Account as secondhand at seventy-five percent (75%) of new price.

3.

Other Used Material

Other used Material (Condition "C") shall be priced at fifty percent (50%) of current new price, being used Material which:

(a)

after reconditioning will be further serviceable for its original function as good secondhand Material (Condition "B"), or

(a)

is serviceable for its original function but substantially not suitable for reconditioning.

4.

Bad-Order Material

Material and equipment (Condition "D"), which is no longer useable for its original purpose without excessive repair cost but is further useable for some other purpose shall be priced on a basis comparable with that of items used for that purpose.

5.

Junk

Junk (Condition "E"), being obsolete and scrap Material, shall be priced at prevailing prices.

SECTION VI. INVENTORIES

1.

Periodic Inventories, Notice and Representations

At reasonable intervals (not less frequently than annually), inventories shall be taken by the Operator of the Joint Account Material, which shall include all such Material as is ordinarily considered controllable by operations of mining properties.

Written notice of intention to take inventory shall be given by the Operator to the Participants at least ninety (90) days before such inventory so that the Participants may be present, if they so elect when an inventory is taken. Failure of a Participant to be present or represented at an inventory shall bind such Participant to accept the inventory taken by the Operator, who shall furnish the Participants with a report thereon.

2.

Reconciliation and Adjustment of Inventories

Reconciliation of inventory with the Joint Account shall be made, and a list of overages and shortages shall be furnished to the Participants. Inventory adjustments shall be made to the Joint Account to reflect the physical inventory.

3.

Inventory Expense

The expense of conducting inventories shall be for the Joint Account. 4.

Special Inventories

Each Participant shall have the right at any time to request in writing the taking of a special inventory of controllable Material which shall be commenced within sixty (60) days of receipt of such written request. The Participants shall be entitled to be represented at the taking of the special inventory. All expense incurred by the Operator in conducting the special inventory shall be borne by the Participant requesting same.

This is Schedule A to the Joint Venture and Operating Agreement dated as of ___, 2002, between BONANZA EXPLORATIONS, INC. and MASK RESOURCES INC.

SCHEDULE "A"
LIST OF MINING PROPERTIES
<to be completed at the time of signing this Agreement>

This is Schedule B to the Joint Venture and Operating Agreement dated as of _____, 2002, between BONANZA EXPLORATIONS, INC. and MASK RESOURCES INC.

SCHEDULE "B"
NET PROFITS INTEREST ROYALTY

1 . Definitions. Words and terms defined in the Agreement to which this Schedule "B" is attached shall have the same meaning for purposes of this Schedule "B" unless otherwise specifically indicated. In addition:

a)

"Operating Costs" has the definition set forth in Section 2 ("Operating Costs") of this Schedule "B";

b)

"Operating Loss " in any Year means the excess of Operating Costs and the Exploration and Development Charge accrued in that Year over Revenues accrued in that Year;

c)

"Exploration and Development Charge " shall mean in any Year the amount of Exploration and Development Costs under Section 3 not previously charged divided by the estimated number of mine-life years remaining;

d)

"Net Profits" in any Year means Revenues accrued in that Year less (i) the sum of Operating Costs accrued in that Year, (ii) the Exploration and Development Charge accrued in that Year, (iii) the aggregate amount, if any, of the unrecovered Operating Loss for any prior Year or Years and (iv) the aggregate amount, if any, of principal and interest payments made in that Year to third party institutional lenders under loan agreements entered into by Payor to fund costs incurred by Payor in connection with the acquisition, exploration and development of the Mining Properties prior to the Commencement of Commercial Production;

e)

"Revenues" in any Year means the gross sale proceeds actually paid or credited (on a final as opposed to any provisional basis) to Payor in exchange for Products, and all other amounts received by Payor (excluding interest on working capital) as a result of the Operating Costs described in Section 2 of this Schedule "B";

f)

"Payee" means the party entitled to receive a percentage of Net Profits;

g)

"Payor" means the party paying a percentage of Net Profits; and

h)

"Year" or "Years" means the fiscal year established by Payor for its operations upon the Mining Properties; provided, however, the first Year shall begin with the Commencement of Commercial Production and shall continue as provided for in paragraph 9.1 of the Agreement to which this Schedule "B" is attached.

2.

Operating Costs. "Operating Costs" shall mean the sum of the following costs and expenses incurred by Payor in any Year:

a)

all costs and expenses accrued or incurred by Payor after the Commencement of Commercial Production in exploring for, developing, drilling, mining, extracting, removing and transporting Products produced from the Mining Properties including costs and expenses of

::

production, operating, repair and maintenance, employee compensation and related costs and benefits, materials, management, supervision and administration incurred by Payor in connection with or related to the operation of the Mining Properties and the Products produced therefrom and including, but in no way limiting the generality of the foregoing,

i)

all mining, milling, leaching, beneficiating, smelting, refining and treatment costs (including custom milling costs and product price participation charges by smelters and/or refiners) with respect to Products and transportation costs thereof to the mill, to the smelter and refinery or to the purchaser thereof, and

ii)

all taxes, assessments, fees and duties payable to any federal, state, provincial or local government or governmental body charged, levied or imposed upon the Mining Properties, or payable en or in respect of or measured by the Products of the Mining Properties, including but in no way limiting the generality of the foregoing, all governmental royalties relating to such mining and mining duties or mining or resource taxes, provided however, that income taxes shall net be included; and

iii)

all insurance, legal, audit and accounting costs, and direct and indirect costs to obtain permits, licenses and ether regulatory approvals, reasonably incurred by or en behalf of Payor in connection with operations and assets relating to the Mining Properties; and

iv)

an amount to fully reimburse Payor for its total costs incurred in providing general administrative services connected with the operation of the Mining Properties or with the Products therefrom, including head office and head office engineering expenses, supervision, bookkeeping, accounting and all other expenses which may be reasonably allocated to the operation of the Mining Properties or operations in connection with Products therefrom, and such allocation to be made in the same proportion as the ratio of the amount of time head office employees of Payor, exclusive of its Senior Officers, actually engaged in the performance of tasks related to the Mining Properties to the total hours worked by such employees;

v)

all costs and expenses incurred by Payor in or in connection with the marketing of Products of the Mining Properties; and

b)

all reasonable costs of obtaining financing, costs of financing and costs of providing security incurred by Payor in connection with the funding of the costs described in Subsection 2(a) and Section 3 inclusive, including an amount equal to interest en the monies utilized by Payor out of its own available cash resources for the payment of such costs at the best rate available to Payor for financing such costs through a chartered bank or banks in Canada. Any amount equal to interest on monies se utilized by Payor shall accrue from the date en which the monies were spent; and

c)

all amounts provided for bad debts and for doubtful accounts as required by Payer's external auditors; and

d)

all amounts accrued for purposes of reclamation as required by laws and regulations; and

e)

all royalties paid to third parties;

provided that with respect to both the items which make up revenue and those that make up the deductions, there shall be no duplication of items relating to the same transaction. Where a cost otherwise deductible under this Schedule "B" is incurred by Payor in a transaction with a party with whom it is not dealing at arm's length, the cost to be deducted shall be fair market cost under the circumstances and at the time of the transaction.

3.

Exploration and Development Costs. "Exploration and Development Costs" shall mean the sum of the following costs and expenses incurred by Payor: all costs incurred by Payor prior to the Commencement of Commercial Production, directly or indirectly, for the acquisition, exploration and development of the Mining Properties (including rents and royalties), whether such costs are treated as capital or expense for accounting purposes including, without limitation, all costs incurred by Payor to acquire, construct, erect or develop capital assets required, in the opinion of Payor, solely for the operation of the Mining Properties and including, but in no way limiting the generality of the foregoing, roads, employee housing, townsite development and all equipment, facilities and amenities for the use and welfare of employees, the cost of any mining equipment or machinery, compliance with environmental and regulatory requirements (including attorney's fees), pre-production stripping, together with costs and expenses relating to geological, geochemical and geophysical studies,. feasibility studies, exploration and development drilling, sampling and assaying and mine design, and any other costs or expenses which would be included in Section 2 above if such costs or expenses were incurred after the Commencement of Commercial Production; PROVIDED THAT costs shall not include any cost incurred prior to the formation of the Joint Venture.

4.

Taking in Kind. Revenues for Products taken in kind shall be deemed to be equal to the average price or quotation for Products of equivalent type and grade for the month of sale or taking as reported in Metals Week, published by McGraw-Hill. In the event that such a price or quotation is not published in Metals Week or such publication ceases or is suspended, then the sale price shall be the average of the prices or quotations for Products of equivalent type and grade for the month of sale or taking as may be reported in such other publication or source as is generally recognized in the mining industry as reflecting the prices or quotations at which such Products are currently being offered for sale and purchase.

5.

Payment. Any Net Profits payment due hereunder shall be estimated and paid in four quarterly installments with a final adjustment to be made when the final amount of Net Profits is determined for the Year in question. Final determination of Net Profits shall be completed for any particular Year within ninety (90) days from the end of such Year and any adjustment required by such final determination shall be made to the following quarterly installments.

6.

Statement. Payee shall be provided with a copy of the calculation of Net Profits for a particular Year within ninety (90) days from the end of such Year, certified correct by the external auditors of Payor.

7.

Manner of Payment. Each Net Profits payment shall be made by a single cheque made payable to a single bank designated by Payee. Regardless of succession by others to all or any part of the interests of Payee hereunder, whether the same be effected by assignment, devise, will or other voluntary act, liquidation, termination, distribution, operation of law or otherwise, Payor shall not be required to divide any royalty payment into fractional shares and each such payment shall be made by single cheque as provided herein.

8.

Audit. Payee shall have a period of ninety (90) days after Payee's receipt of each statement provided for in Section 6 of this Schedule "B" to give Payor notice of any objection by Payee thereto. If Payee fails to object to a particular statement within ninety (90) days after Payee's receipt thereof, then the accuracy of such statement and the amount of any payment transmitted therewith shall be conclusive with respect to the parties. If Payee objects to the accuracy of a particular statement or the amount of the payment transmitted thereby within ninety (90) days after the statement is received by Payee, a chartered or certified public accountant mutually acceptable to the parties and retained by Payee may promptly audit Payor's relevant books and records at an office selected by Payor and during Payor's normal business hours. Any such audit shall be made at the sole expense of Payee if the audit determines that the payment in question was accurate within five percent (5%). Any such audit shall be made at the sole expense of Payor if the audit determines that the payment in question was inaccurate by more than five percent (5%). In any case, the payment in question shall be adjusted to reflect the results of the audit.

This is Schedule "B2" to the Joint Venture Agreement dated as of September 27, 2002 between MASK RESOURCES INC. and BONANZA EXPLORATIONS INC.

AMENDMENTS OF JOINT VENTURE AGREEMENT

The Joint Venture Agreement will be amended as necessary to reflect the Parties' respective Interests and to incorporate the following agreed business terms:

1.

Section 3.3 The location for meetings of the Operating Committee will be in Reno, Nevada.

2.

Section 4.4 will be deleted.

3.

In section 5.1, the Operator shall prepare and submit to the Operating Committee the initial Exploration Program as well as subsequent Exploration Programs. Also in that section, the third sentence will be deleted (whereby Mask would automatically be deemed to be a Non-Participant on any failure to contribute to the initial Exploration Program).

4.

In section 5.1 and. elsewhere, the wording after "EXCEPT" will be removed (whereby a Non-Participant gets no Royalty if a Mining Property is already subject to an existing net smelter return royalty).

5.

In section 5.4, the percentage which the Operator is entitled to charge will be 10% of Costs in respect of Exploration Programs; and as follows for any Development Programs and Mining Programs, subsequent to the receipt of a completed positive feasibility study:

a.

2% of Costs up to $50,000,000;

b.

1% of Costs between $50,000,000 and $100,000,000; and c. 1/2% of Costs in excess of $100,000,000.

6.

In section 7.1, the deemed expenditures will be as follows:

a.

if Mask has earned a 5% Interest: Mask $500,000 and Operator $9,500,000;

b.

if Mask has earned a 25 % Interest: Mask $1,600,000 and Operator $ 4,800,000; and

c.

if Mask has earned a 50% Interest: Mask $3,600,000 and Operator $3,600,000.

In addition, section 7.1 will be amended by the deletion of the words "other than the initial Exploration Program in accordance with paragraph 5.1" in the first and second lines.

7.

The Net Profits Interest Royalty to which a Non-Participant will entitled on conversion of his Interest will be 3% in reference to section 7.4 and to 8 below.

8.

In section 7.2 (b), the Interest will be 4.9% or less (i.e. a Party whose Interest is diluted below that percentage will have its Interest converted into a 3% Net Profits Interest Royalty).,

9.

Article 19 concerning area of interest will be revised so that it is to the same effect as section 9.1 of the Option Agreement.

This is Schedule "C" to the Option Agreement dated as of September 27, 2002 between MASK RESOURCES INC. and BONANZA EXPLORATIONS INC.

EXISTING LEASES AND ROYALTIES

EXHIBIT 3.1

AMERICAN NEVADA GOLD CORP.

2003 STOCK OPTION PLAN

PART 1
INTERPRETATION

1.01

Definitions. In this Plan the following words and phrases shall have the following meanings, namely:

(a)

"Associate" means, where used to indicate a relationship with any person:

(i)

a partner, other than a limited partner, of that person;

(ii)

a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity;

(iii)

a company in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the company; or

(iv)

a relative, including the spouse or child, of that person or a relative of that person's spouse, where the relative has the same home as that person;

and for the purpose of this definition, "spouse" includes an individual who is living with another individual in a marriage-like relationship.

(b)

"Board" means the Board of Directors of the Company.

(c)

"Committee" means a committee of the Board appointed in accordance with this Plan or, if no such committee is appointed, the Board itself.

(d)

"Company" means American Nevada Gold Corp.

(e)

"Consultant" means, in relation to the Company, an individual (or a company wholly-owned by an individual) who:

(i)

provides ongoing consulting services to the Company or an affiliate of the Company under a written contract;

(ii)

possesses technical, business or management expertise of value to the Company or an affiliate of the Company;

(iii)

spends a significant amount of time and attention on the business and affairs of the Company or an affiliate of the Company; and

(iv)

has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(f)

"Director" means any director of the Company or of any of its subsidiaries.

(g)

"Discounted Market Price" means the Market Price less the discount set forth below, subject to a minimum price of $0.10:

Closing Price	Discount
up to $0.50	25%
$0.51 to $2.00	20%
above $2.00	15%

(h)

"Disinterested Shareholder Approval" means that the proposal must be approved by a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by Insiders and their Associates to whom shares may be issued pursuant to this Plan and, for purposes of this Plan, holders of non-voting and subordinate voting securities (if any) will be given full voting rights on a resolution which requires disinterested shareholder approval.

(i)

"Employee" means:

(i) an individual who is considered an employee of the Company or any of its subsidiaries under the Income Tax Act (i.e. for whom deductions (income tax, UIC and CPP) must be made at source);

(ii) an individual who is a full-time (i.e. 35 - 40 hours per week) dependent contractor, that is one who works full-time for the Company or any of its subsidiaries providing services normally provided by an employee and is subject to the same control and direction by the Company or its subsidiary over the detail and methods of work as an employee of the Company or its subsidiary, but for whom income tax deductions are not made at source; or

(iii) a part-time dependent contractor, that is an individual who works for the Company or any of its subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and is subject to the same control and direction by the Company or its subsidiary over the details and methods of work as an employee of the Company or its subsidiary, but for whom income tax deductions are not made at source;

and includes Management Company Employees and Consultants.

(j)

"Exchange" means the TSX Venture Exchange and any other stock exchange on which the Shares are listed for trading.

(k)

"Insider" means:

(i)

a director or senior officer of the Company;

(ii)

a director or senior officer of a person that is itself an insider or subsidiary of the Company; or

(iii)

a person that beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company; or

(iv)

the Company itself if it holds any of its own securities.

(l)

"Management Company Employee" means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.

(m)

"Market Price" means, subject to the exceptions prescribed by the Exchange from time to time, the last closing price of the Company's shares before the issuance of the required news release disclosing the grant of options (but, if the policies of the Exchange provide an exception to such news release, then the last closing price of the Company's shares before the grant of options).

(n)

"Officer" means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act (British Columbia).

(o)

"Plan" means this stock option plan as from time to time amended.

(p)

"Shares" means common shares without par value in the capital of the Company.

(q)

"Tier 1 Issuer" and "Tier 2 Issuer" have the meanings prescribed by the TSX Venture Exchange.

1.02

Gender. Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01

Purpose. The purpose of this Plan is to attract and retain Employees, Officers and Directors and to motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares. The Plan is expected to benefit the Company's shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in the value of the Shares to which they have contributed.

PART 3
GRANTING OF OPTIONS

3.01

Administration. This Plan shall be administered by the Board or, if the Board so elects, by a committee (consisting of not less than two (2) of its members) appointed by the Board. Any Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and either appoint new members in their place or decrease the size of the Committee, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Part 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of options pursuant to the Plan, except that no such member shall act upon the granting of an option to himself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to granting options to him).

3.02

Committee's Recommendations. The Board may accept all or any part of the recommendations of the Committee or may refer all or any part thereof back to the Committee for further consideration and recommendation. Such recommendations may include, but not be limited to, the following:

(a)

resolution of questions arising in respect of the administration, interpretation and application of the Plan;

(b)

reconciliation of any inconsistency or defect in the Plan in such manner and to such extent as shall reasonably be deemed necessary or advisable to carry out the purpose of the Plan;

(c)

determination of the Employees, Officers and Directors (or their wholly-owned corporations) to whom, and when, options should be granted, as well as the number of Shares subject to each option;

(d)

determination of the terms and conditions of the option agreement to be entered into with any optionee, consistent with this Plan; and

(e) determination of the duration and purpose of leaves of absence from employment which may be granted to optionees without constituting a termination of employment for purposes of the Plan.

3.03

Grant by Resolution. The Board, on its own initiative or, if a Committee of the Board shall have been appointed for the purpose of administering this Plan, upon the recommendation of such Committee, may by resolution designate those Employees, Officers and Directors to whom options should be granted.

3.04

Terms of Options. The resolution of the Board shall specify the number of Shares that should be placed under option to each optionee, the price per Share to be paid upon exercise of the options, and the period during which such options may be exercised.

3.05

Written Agreements. Every option granted under this Plan shall be evidenced by a written agreement between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

3.06

Regulatory Approvals. The Board shall obtain all necessary regulatory approvals, which may be required under applicable securities laws or the rules or policies of the Exchange. The Board shall also take reasonable steps to ensure that no options granted under the Plan, or the exercise thereof, shall violate the securities laws of the jurisdiction in which any optionee resides.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01

Exercise Price. The exercise price of an option granted under this Plan shall not be less than the Discounted Market Price, provided that:

(a)

if options are granted within 90 days of a distribution by a prospectus, the minimum exercise price of those options will be the greater of the Discounted Market Price and the per share price paid by the public investors for Shares acquired under the distribution;

(b)

the 90 day period begins on the date a final receipt is issued for the prospectus;

(c)

for unit offerings, the minimum option exercise price will be the `base' (or imputed) price of the shares included in the unit; and

(d)

for all other financings, the minimum exercise price will be the average price paid by the public investors.

4.02

Expiry Date. Each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not, in the case that the Company is a Tier 2 Issuer, be later than 5 years from the day the option is granted.

4.03

Different Exercise Periods, Prices and Number. The Board may, in its absolute discretion, upon granting options under this Plan, specify different time periods following the dates of granting the options during which the optionees may exercise their options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each optionee may exercise his option during each respective time period.

4.04

Number of Shares. The number of Shares reserved for issuance to any one person pursuant to options granted under this Plan, together with any Shares reserved for issuance pursuant to options granted to that person during the previous 12 months in the case that the Company is a Tier 2 Issuer, shall not exceed 5% of the issued and outstanding Shares at the time of granting of the options, provided that the aggregate number of options granted to each of the following categories of optionee:

(a)

Consultants; and

(b)

persons employed in investor relations activities on behalf of the Company;

must not exceed 2% of the outstanding Shares at the time of grant unless the Exchange permits otherwise.

4.05

Death of Optionee. If an optionee dies prior to the expiry of his option, his legal representatives may, by the earlier of:

(a)

six months from the date of the optionee's death (or such lesser period as may be specified by the Board at the time of granting the option); and

(b)

the expiry date of the option; exercise any portion of such option.

4.06

Expiry on Termination or Cessation. If an optionee ceases to be a Director, Officer or Employee for any reason other than death, his option shall terminate as specified by the Board at the time of granting the option (provided however that, if the Company is a Tier 2 Issuer, his option shall terminate 90 days (but for optionees employed in investor relations activities, 30 days) after such cessation, or such lesser period as may be specified by the Board at the time of granting the option), and all rights to purchase Shares under such option shall cease and expire and be of no further force or effect.

4.07

Leave of Absence. Employment shall be deemed to continue intact during any sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the optionee's right to reemployment is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the optionee's reemployment is not so guaranteed, then his employment shall be deemed to have terminated on the ninety-first day of such leave.

4.08

Assignment. No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to him hereunder to a trust or similar legal entity established by such optionee.

4.09

Notice. Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company at its principal place of business.

4.10

Payment. Subject to any vesting requirements described in each individual option agreement, options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an option shall be paid for in full at the time of their purchase (i.e. concurrently with the giving of the requisite notice).

4.11

Share Certificate. As soon as practicable after due exercise of an option, the Company shall issue a share certificate evidencing the Shares with respect to which the option has been exercised. Until the issuance of such share certificate, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Part 6 hereof.

4.12

Vesting. Subject to the approval to the contrary by the Exchange, the options granted to an optionee under this Plan, in the case that the Company is a Tier 2 Issuer, shall vest and not otherwise be exercisable in accordance with the following schedule:

(a)

25% on the date such options are granted under the Plan; and

(b)

12.5% every three months thereafter.

Notwithstanding the foregoing, options issued to Consultants providing investor relations services must vest, and not otherwise be exercisable, in stages over 12 months with no more than 1/4 of the options vesting in any 3 month period.

4.13

Hold Period. In addition to any resale restrictions under applicable legislation, all options granted hereunder and all Shares issued on the exercise of such options will be subject to a four month Exchange hold period from the date the options are granted, and the stock option agreements and the certificates representing such Shares will bear the following legend:

"Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date]."

4.14

Individuals. Options may be granted only to an individual or to a company that is wholly-owned by an individual who is eligible for an option grant. Only individuals who are Directors, Officers, Consultants, Employees or Management Company Employees may be granted stock options. If the optionee is a company, it must provide the Exchange with a completed Form 4F - Certification and Undertaking Required from a Company Granted an Incentive Stock Option, or any amended or replacement form. The company to be granted the incentive stock option must agree not to effect or permit any transfer of ownership or option of shares of the company nor to issue further shares of any class in the company to any other individual or entity as long as the incentive stock option remains outstanding, except with the written consent of the Exchange.

4.15

Bona Fide Optionee. Each individual option agreement providing for the grant of options under this Plan to an Employee, Consultant or Management Company Employee will contain a representation by the Company that the optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Company or of a subsidiary of the Company.

PART 5
RESERVE OF SHARES FOR OPTIONS

5.01

Maximum Number of Shares Reserved Under Plan. The aggregate number of Shares which may be subject to issuance pursuant to options granted under this Plan shall not exceed 3,222,583 as such Shares are presently constituted. This number is subject to adjustment in accordance with Part 6 hereof. In addition, all options granted outside of this Plan, which are in existence on the effective date of this Plan, shall be counted as if granted under this Plan. The terms of this Plan shall not otherwise govern such preexisting options.

5.02

Sufficient Authorized Shares to be Reserved. Whenever the Memorandum or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan or otherwise. Shares that were the subject of options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

5.03

Disinterested Shareholder Approval. Unless Disinterested Shareholder Approval is obtained, under no circumstances shall this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result in or allow at any time:

(a)

the number of Shares reserved for issuance pursuant to options granted to Insiders exceeding 10% of the outstanding Shares at the time of granting the options;

(b)

the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the outstanding Shares at the time of granting the options; or

(c)

except in the case of a Tier 1 Issuer, the issuance to any one Insider and such Insider's Associates, within a one year period, of a number of Shares exceeding 5% of the outstanding Shares at the time of granting the options; or

(d)

any reduction in the exercise price of options granted to any person who is an Insider at the time of the proposed reduction.

PART 6
CHANGES IN SHARES

6.01

Share Consolidation or Subdivision. In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.02

Stock Dividend. In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03

Reorganization. Subject to any required action by its shareholders, if the Company shall be a party to an reorganization, merger, dissolution or sale or lease of all or substantially all of its assets, whether or not the Company is the surviving entity, the option shall be adjusted so as to apply to the securities to which the holder of the number of shares of capital stock of the Company subject to the option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets, provided however that the Company may satisfy any obligations to an optionee hereunder by paying to the said optionee in cash the difference between the exercise price of all unexercised options granted hereunder and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied. Adjustments under this paragraph or any determinations as to the fair market value of any securities shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefor, and any reasonable determination made by the said Board or committee thereof shall be binding and conclusive.

6.04

Rights Offering. If at any time the Company grants to the holders of its capital stock rights to subscribe for and purchase pro rata additional securities of the Company or of any other corporation or entity, there shall be no adjustments made to the number of shares or other securities subject to the option in consequence thereof and the said stock option of the optionee shall remain unaffected.

PART 7
EXCHANGE'S RULES AND POLICIES APPLY

7.01

Exchange's Rules and Policies Apply. This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on stock options of the Exchange and any securities commission having jurisdiction and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART 8
AMENDMENT OF PLAN

8.01

Board May Amend. Subject to Part 5 the Board may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the optionees concerned, affect the terms and conditions of options previously granted under this Plan which have not then been exercised or terminated.

8.02

Exchange Approval. Any amendment to this Plan or options granted pursuant to this Plan shall not become effective until accepted for filing by the Exchange.

PART 9
MISCELLANEOUS PROVISIONS

9.01

Other Plans Not Affected. This Plan shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers and Employees.

9.02

Effective Date of Plan. This Plan was adopted by the Board of Directors on June 1, 2003. This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company (i.e. by the holders of a majority of the Company's securities present or represented, and entitled to vote at a meeting of shareholders duly held) including, if applicable, Disinterested Shareholder Approval. However, options may be granted under this Plan prior to the receipt of approval of the Exchange or the shareholders. Any option granted before Exchange or shareholder approval is obtained, may not be exercised until both are obtained.

9.03

Use of Proceeds. Proceeds from the sale of Shares pursuant to the options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

9.04

Headings. The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

9.05

No Obligation to Exercise. Optionees shall be under no obligation to exercise options granted under this Plan.

EXHIBIT 3.2

DIRECTOR'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 19TH DAY OF NOVEMBER, 2002 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

Hari B. Varshney, of 4506 Belmont Avenue, Vancouver, BC V6R 1 C4; (the "Director")

WHEREAS the Director is a director of the Company and the Company would like to grant to the Director an option to purchase common shares of the Company on the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and including the day five years from the Agreement Date (the "Termination Date"), the Director shall have and be entitled to and the Company hereby grants to the Director an option (the "Option") to purchase all or any portion of 400,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.10 per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Director if:

(a)

there is a merger or amalgamation of the Company with another corporation;

(b)

there is any transaction whereby all of the Company's issued and outstanding shares are acquired by of become subject to a takeover bid by another corporation;

(c)

the Director ceases to be a director of the Company as a result of:

(i)

his voluntary resignation due to a request by a majority of the directors of the Company or a controlling shareholder of the Company for the Director to resign;

(ii)

the failure of the shareholders of the Company to approve at the Company's annual general meeting a resolution electing the Director in circumstances where the Director has agreed to stand for re-election; or

(iii)

a resolution passed by the shareholders of the Company pursuant to subsection 154(3) of the Company Act (British Columbia).

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Option is exercisable by the Director giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, 'for the full amount of the purchase price of the shares then being purchased.

4.

This is an Option only and does not impose upon the Director any obligation to take up and pay for any of the shares under Option.

5.

The Option shall not be assignable or transferable by the Director otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Director only by the Director himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Director ceases to be a director of the Company save and except where the Director ceases to be a director of the Company as a result of:

(a)

ceasing to meet the qualifications set forth in section138 of the Company Act, R.S.B.C. 1979,c. 59;

(b)

a special resolution passed by the members of the Company pursuant to subsection 154(3) of the Company Act, R.S.B.C. 1979, c. 59; or

(c)

by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Canadian Venture Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Director ceases to be a director of the Company.

7.

If the Director should die while still a director of the Company, the Option may then be exercised by the Director's legal heirs or personal representatives to the same extent as if the Director were alive and a director of the Company for a period of one year after the Director's death but only for such shares as the Director would have been entitled to purchase pursuant to the Option at the date of the Director's death.

8.

This Agreement and any amendments hereto are subject to the approval of the Canadian Venture Exchange and the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Director and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to the Director and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

The Company hereby covenants and agrees to and with the Director that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Director in the event the Director exercises the Option.

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL. of AMERICAN NEVADA GOLD CORP. was hereunto affixed in the presence of:

Signature of Witness

Name of Witness: NILDA RIVERA

Address of Witness: 22671 Chaldecott
Richmond, BC V6V 2T9

Occupation of Witness: Exec. Asst.

EXHIBIT 3.3

DIRECTOR'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 19TH DAY OF NOVEMBER, 2002 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province, of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

Peeyush Varshney, of 3703 West 11th Avenue, Vancouver, BC V6R 2K7;

(the "Director")

WHEREAS the Director is a director of the Company and the Company would like to grant to the

Director an option to purchase common shares of the Company on the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and including the day five years from the Agreement Date (the "Termination Date"), the Director shall have and be entitled to and the Company hereby grants to the Director an option (the "Option") to purchase all or any portion of 200,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.10 per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Director if:

(a)

there is a merger or amalgamation of the Company with another corporation;

(b)

there is any transaction whereby all of the Company's issued and outstanding shares are acquired by of become subject to a takeover bid by another corporation;

(c)

the Director ceases to be a director of the Company as a result of:

(i)

his voluntary resignation due to a request by a majority of the directors of the Company or a controlling shareholder of the Company for the Director to resign;

(ii)

the failure of the shareholders of the Company to approve at the Company's annual general meeting a resolution electing the Director in circumstances where the Director has agreed to stand for re-election; or

(iii)

a resolution passed by the shareholders of the Company pursuant to subsection 154(3) of the Company Act (British Columbia).

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Option is exercisable by the Director giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, for the full amount of the purchase price of the shares then being purchased.

4.

This is an Option only and does not impose upon the Director any obligation to take up and pay for any of the shares under Option.

5. The Option shall not be assignable or transferable by the Director otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Director only by the Director himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Director ceases to be a director of the Company save and except where the Director ceases to be a director of the Company as a result of:

(a)

ceasing to meet the qualifications set forth in section138 of the Company Act, R.S.B.C. 1979,c. 59;

(b)

a special resolution passed by the members of the Company pursuant to subsection 154(3) of the Company Act, R.S.B.C. 1979, c. 59; or

(c)

by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Canadian Venture Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Director ceases to be a director of the Company.

7.

If the Director should die while still a director of the Company, the Option may then be exercised by the Director's legal heirs or personal representatives to the same extent as if the Director were alive and a director of the Company for a period of one year after the Director's death but only for such shares as the Director would have been entitled to purchase pursuant to the Option at the date of the Director's death.

8.

This Agreement and any amendments hereto are subject to the approval of the Canadian Venture Exchange and the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Director and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to the Director and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

The Company hereby covenants and agrees to and with the Director that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Director in the event the Director exercises the Option.

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL of AMERICAN NEVADA GOLD CORP. was hereunto affixed in the presence of:

SIGNED, SEALED AND DELIVERED by
Peeyush Varshney in the presence of:

Signature of Witness

Name of Witness: M. NILDA RIVECA

Address of Witness: 22671 Chaldecott Dr.
Richmond BC V6V 2T9

Occupation of Witness: Office Manager

EXHIBIT `"3.4

DIRECTOR'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 19T" DAY OF NOVEMBER, 2002 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

Marek Kreczmer, of Suite 1730 - 355 Burrard Street, Vancouver, BC V6C 2G8; (the "Director")

WHEREAS the Director is a director of the Company and the Company would like to grant to the Director an option to purchase common shares of the Company on the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and including the day five years from the Agreement Date (the "Termination Date"), the Director shall have and be entitled to and the Company hereby grants to the Director an option (the "Option") to purchase all or any portion of 200,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.10 per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Director if:

(a)

there is a merger or amalgamation of the Company with another corporation;

(b)

there is any transaction whereby all of the Company's issued and outstanding shares are acquired by of become subject to a takeover bid by another corporation;

(c)

the Director ceases to be a director of the Company as a result of:

(i) his voluntary resignation due to a request by a majority of the directors of the Company or a controlling shareholder of the Company for the Director to resign;

(ii) the failure of the shareholders of the Company to approve at the Company's annual general meeting a resolution electing the Director in circumstances where the Director has agreed to stand for re-election; or

(iii)

a resolution passed by the shareholders of the Company pursuant to subsection 154(3) of the Company Act (British Columbia).

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Option is exercisable by the Director giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, for the full amount of the purchase price of the shares then being purchased.

4.

This is an Option only and does not impose upon the Director any obligation to take up and pay for any of the shares under Option.

5.

The Option shall not be assignable or transferable by the Director otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Director only by the Director himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Director ceases to be a director of the Company save and except where the Director ceases to be a director of the Company as a result of:

(a)

ceasing to meet the qualifications set forth in section 138 of the Company Act, R.S.B.C. 1979,c. 59;

(b)

a special resolution passed by the members of the Company pursuant to subsection 154(3) of the Company Act, R.S.B.C. 1979, c. 59; or

(c)

by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Canadian Venture Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Director ceases to be a director of the Company.

7.

If the Director should die while still a director of the Company, the Option may then be exercised by the Director's legal heirs or personal representatives to the same extent as if the Director were alive and a director of the Company for a period of one year after the Director's death but only for such shares as the Director would have been entitled to purchase pursuant to the Option at the date of the Director's death.

8.

This Agreement and any amendments hereto are subject to the approval of the Canadian Venture Exchange and the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Director and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to the Director and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

The Company hereby covenants and agrees to and with the Director that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Director in the event' the Director exercises the Option.

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL of AMERICAN NEVADA GOLD CORP. was hereunto affixed in the presence of:

SIGNED, SEALED AND DELIVERED by
Marek Kreczmer in the presence of:

Signature of Witness

Name of Witness: HELEN HANSEN

Address of Witness: 1730 - 355 Burrard St.
Vancouver BC

Occupation of Witness: Office Manager.

EXHIBIT 3.5

EMPLOYEE'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 19TH DAY OF NOVEMBER, 2002 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

PRAVEEN VARSHNEY

3886 West 38th Avenue

Vancouver BC, V6N 2Y4

(the "Employee")

WHEREAS the Company would like to grant to the Employee an option to purchase common shares of the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and. including the day five years from the Agreement Date (the "Termination Date"), the Employee shall have and be entitled to and the Company hereby grants to the Employee an option (the "Option") to purchase all or any portion of 150,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.10 per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Employee if:

(a)

there is a merger or amalgamation of the Company with another corporation; or

(b) there is any transaction whereby all of the Company's issued and outstanding shares are acquired by or become subject to a takeover bid by another corporation;

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Options is exercisable by the Employee giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, in favour of the Company for the full amount of the purchase price of the shares then being purchased. Provided such written notice and payment are received by the Company prior to 5:00 p.m. local time on the Termination Date at its address first above written, the Company covenants and agrees to issue and deliver to the Employee, forthwith thereafter, a share certificate for the number of shares so purchased registered in the Employee's name.

4.

This is an Option only and does not impose upon the Employee any obligation to take up and pay' for any of the shares under Option.

5.

The Option shall not be assignable or transferable by the Employee otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Employee only by the Employee himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Employee ceases to be an employee of the Company save and except where the Employee ceases to be an employee of the Company as a result of:

(a)

termination for cause; or

(b)

by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Vancouver Stock Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Employee ceases to be an employee of the Company.

7.

If the Employee should die while still an employee of 'the Company, the Option may then be exercised by the Employee's legal heirs or personal representatives to the same extent as if the Employee were alive and an employee of the Company for a period of one year after the Employee's death but only for such shares as the Employee was entitled to purchase pursuant to the Option at the date of the Employee's death.

8.

This Agreement and any amendments hereto are subject to the approval of the TSX Stock Exchange and, if the Employee is an insider (as that term is defined in the Securities Act, S.B.C. 1985, c. 83 as amended) of the Company, by the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

The Company hereby covenants and agrees to and with the Employee that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Employee in the event the Employee exercises the Option.

12.

The Company hereby represents that as of the Agreement Date that the Employee is a bona fide employee of either the Company, a subsidiary of the Company or a management company providing services to the Company (other than investor relations).

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL of AMERICAN NEVADA GOLD CORP. was hereunto affixed in the presence of:

P Varshney

SIGNED, SEALED AND DELIVERED by **Praveen Varshney** in the presence of:

Signature of Witness

Name of Witness: NILDA RIVERA

Address of Witness: 22671 Chaldecott Dr.
Richmond, BC V6V 2T9

Occupation of Witness: Office Mgr.

EXHIBIT 3.6

EMPLOYEE'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 19" DAY OF NOVEMBER, 2002 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

NILDA RIVERA

22671 Chaldecott Drive

Richmond, BC V6V 2T9

(the "Employee")

WHEREAS the Company would like to grant to the Employee an option to purchase common shares of the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and including the day five years from the Agreement Date (the "Termination Date"), the Employee shall have and be entitled to and the Company hereby grants to the Employee an option (the "Option") to purchase all or any portion of 40,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.10, per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Employee if:

(a)

there is a merger or amalgamation of the Company with another corporation; or

(b)

there is any transaction whereby all of the Company's issued and outstanding shares are acquired by or become subject to a takeover bid by another corporation;

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Options is exercisable by the Employee giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, in favour of the Company for the full amount of the purchase price of the shares then being purchased. Provided such written notice and payment are received by the Company prior to 5:00 p.m. local time on the Termination Date at its address first above written, the Company covenants and agrees to issue and deliver to the Employee, forthwith thereafter, a share certificate 'for the number of shares so purchased registered in the Employee's name.

4.

This is an Option only and does not impose upon the Employee any obligation to take up and pay for any of the shares under Option.

5.

The Option shall not be assignable or transferable by the Employee otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Employee only by the Employee himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Employee ceases to be an employee of the Company save and except where the Employee ceases to be an employee of the Company as a result of:

(a)

termination for cause; or

(b) by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Vancouver Stock Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Employee ceases to be an employee of the Company.

7.

If the Employee should die while still an employee of the Company, the Option may then be exercised by the Employee's legal heirs or personal representatives to the same extent as if the Employee were alive and an employee of the Company for a period of one year after the Employee's death but only for such shares as the Employee was entitled to purchase pursuant to the Option at the date of the Employee's death.

8.

This Agreement and any amendments hereto are subject to the approval of the TSX Stock Exchange and, if the Employee is an insider (as that term is defined in the Securities Act, S.B.C. 1985, c. 83 as amended) of the Company, by the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to 'the Employee and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

 The Company hereby covenants and agrees to and with the Employee that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Employee in the event the Employee exercises the Option.

12.

The Company hereby represents that as of the Agreement Date that the Employee is a bona fide employee of either the Company, a subsidiary of the Company or a management company providing services to the Company (other than investor relations).

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL of AMERICAN NEVADA GOLD CORP. was hereunto affixed in the presence of:

P Von [signature]

SIGNED, SEALED AND DELIVERED by **Nilda Rivera** in the presence of:

[signature]

Signature of Witness

Name of Witness: Debbie Lew

Address of Witness: #1304-925 W. Georgia St.

Vancouver, BC V6C 3L2

Occupation of Witness: Accounting Assistant

EXHIBIT 3.7

EMPLOYEE'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 19TH DAY OF NOVEMBER, 2002 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

DEBBIE LEW

2145 E. 11th Avenue

Vancouver, BC, V5N 1Z4

(the "Employee")

WHEREAS the Company would like to grant to the Employee an option to purchase common shares of the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and including the day five years from the Agreement Date (the "Termination Date"), the Employee shall have and be entitled to and the Company hereby grants to the Employee an option (the "Option") to purchase all or any portion of 30,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.10 per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Employee if:

(a)

there is a merger or amalgamation of the Company with another corporation; or

(b)

there is any transaction whereby all of the Company's issued and outstanding shares are acquired by or become subject to a takeover bid by another corporation;

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Options is exercisable by the Employee giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, in favour of the Company for the full amount of the purchase price of the shares then being purchased. Provided such written notice and payment are received by the Company prior to 5:00 p.m. local time on the Termination Date at its address first above written, the Company covenants and agrees to issue and deliver to the Employee, forthwith thereafter, a share certificate for the number of shares so purchased registered in the Employee's name.

4.

This is an Option only and does not impose upon the Employee any obligation to take up and pay for any of the shares under Option.

5.

The Option shall not be assignable or transferable by the Employee otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Employee only by the Employee himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Employee ceases to be an employee of 'the Company save and except where the Employee ceases to be an employee of the Company as a result of:

(a)

termination for cause; or

(b)

by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Vancouver Stock Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Employee ceases to be an employee of the Company.

7.

If the Employee should die while still an employee of the Company, the Option may then be exercised by the Employee's legal heirs or personal representatives to the same extent as if the Employee were alive and an employee of the Company for a period of one year after the Employee's death but only for such shares as the Employee was entitled to purchase pursuant to the Option at the date of the Employee's death.

8.

This Agreement and any amendments hereto are subject to the approval of the TSX Stock Exchange and, if the Employee is an insider (as that term is defined in the Securities Act, S.B.C. 1985, c. 83 as amended) of the Company, by the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

The Company hereby covenants and agrees to and with the Employee that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Employee in the event the Employee exercises the Option.

12.

The Company hereby represents that as of the Agreement Date that the Employee is a bona fide employee of either the Company, a subsidiary of the Company or a management company providing services to the Company (other than investor relations).

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL of AMERICAN ) NEVADA GOLD CORP. was hereunto ) affixed in the presence of:

SIGNED, SEALED AND DELIVERED by
Debbie Lew in the presence of:

H Dhaliwal
Signature of Witness

Name of Witness: Harpreet Dhaliwal

Address of Witness: 1304-925

Occupation of Witness: Executive Assistant

Debbie Lew
Employee's Signature

EXHIBIT 3.8

EMPLOYEE'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 19T" DAY OF NOVEMBER, 2002 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

HARPREET DHALIWAL

6687 Brantford Ave

Burnaby, BC V5E 2R9

(the "Employee")

WHEREAS the Company would like to grant to the Employee an option to purchase common shares of the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and including the day five years from the Agreement Date (the "Termination Date"), the Employee shall have and be entitled to and the Company hereby grants to the Employee an option (the "Option") to purchase all or any portion of 10,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.10 per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Employee if:

(a)

there is a merger or amalgamation of the Company with another corporation; or

(b)

there is any transaction whereby all of the Company's issued and outstanding shares are acquired by or become subject to a takeover bid by another corporation;

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Options is exercisable by the Employee giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, in favour of the Company for the full amount of the purchase price of the shares then being purchased. Provided such written notice and payment are received by the Company prior to 5:00 p.m. local time on the Termination Date at its address first above written, the Company covenants and agrees to issue and deliver to the Employee, forthwith thereafter, a share certificate for the number of shares so purchased registered in the Employee's name.

4.

This is an Option only and does not impose upon the Employee any obligation to take up and pay for any of the shares under Option.

5.

The Option shall not be assignable or transferable by the Employee otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Employee only by the Employee himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Employee ceases to be an employee of the Company save and except where the Employee ceases to be an employee of the Company as a result of:

(a)

termination for cause; or

(b)

by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Vancouver Stock Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Employee ceases to be an employee of the Company.

7.

If the Employee should die while still an employee of the Company, the Option may then be exercised by the Employee's legal heirs or personal representatives to the same extent as if the Employee were alive and an employee of the Company for a period of one year after the Employee's death but only for such shares as the Employee was entitled to purchase pursuant to the Option at the date of the Employee's death.

8.

This Agreement and any amendments hereto are subject to the approval of the TSX Stock Exchange and, if the Employee is an insider (as that term is defined in the Securities Act, S.B.C. 1985, c. 83 as amended) of the Company, by the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

The Company hereby covenants and agrees to and with the Employee that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Employee in the event the Employee exercises the Option.

12.

The Company hereby represents that as of the Agreement Date that the Employee is a bona fide employee of either the Company, a subsidiary of the Company or a management company providing services to the Company (other than investor relations).

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL of AMERICAN NEVADA GOLD CORP. was hereunto affixed in the presence of:

SIGNED, SEALED AND DELIVERED by
Harpreet Dhaliwal in the presence of:

Signature of Witness

Name of Witness: Debbie Lew

Address of Witness: #1304-925 W. Georgia St.
Vancouver, BC V6C 3L2

Occupation of Witness: Accounting Assistant

EXHIBIT 3.9

EMPLOYEE'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 19TH , DAY OF NOVEMBER, 2002 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

BALI CHOWDHRY

119 E. 47th Avenue

Vancouver, BC, V5W 2A6

(the "Employee")

WHEREAS the Company would like to grant to the Employee an option to purchase common shares of the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and including the day five years from the Agreement Date (the "Termination Date"), the Employee shall have and be entitled to and the Company hereby grants to the Employee an option (the "Option") to purchase all or any portion of 10,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.10 per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Employee if:

(a)

there is a merger or amalgamation of the Company with another corporation; or

(b)

there is any transaction whereby all of the Company's issued and outstanding shares are acquired by or become subject to a takeover bid by another corporation;

2

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Options is exercisable by the Employee giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, in favour of the Company for the full amount of the purchase price of the shares then being purchased. Provided such written notice and payment are received by the Company prior to 5:00 p.m. local time on the Termination Date at its address first above written, the Company covenants and agrees to issue and deliver to the Employee, forthwith thereafter, a share certificate for the number of shares so purchased registered in the Employee's name.

4.

This is an Option only and does not impose upon the Employee any obligation to take up and pay for any of the shares under Option.

5.

The Option shall not be assignable or transferable by the Employee otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Employee only by the Employee himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Employee ceases to be an employee of the Company save and except where the Employee ceases to be an employee of the Company as a result of:

(a)

termination for cause; or

(b)

by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Vancouver Stock Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Employee ceases to be an employee of the Company.

7.

If the Employee should die while still an employee of the Company, the Option may then be exercised by the Employee's legal heirs or personal representatives to the same extent as if the Employee were alive and an employee of the Company for a period of one year after the Employee's death but only for such shares as the Employee was entitled to purchase pursuant to the Option at the date of the Employee's death.

8.

This Agreement and any amendments hereto are subject to the approval of the TSX Stock Exchange and, if the Employee is an insider (as that term is defined in the Securities Act, S.B.C. 1985, c. 83 as amended) of the Company, by the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to the Employee and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

The Company hereby covenants and agrees to and with the Employee that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Employee in the event the Employee exercises the Option.

12.

The Company hereby represents that as of the Agreement Date that the Employee is a bona fide employee of either the Company, a subsidiary of the Company or a management company providing services to the Company (other than investor relations).

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL of AMERICAN NEVADA GOLD CORP. was hereunto affixed in the presence of:

Name of Witness: Debbie Lew

Address of Witness: #1304-925 W. Georgia St.

Vancouver, BC V6C 3L2

Occupation of Witness: Accounting Assistant

EXHIBIT 3.10

DIRECTOR'S OPTION AGREEMENT

THIS AGREEMENT IS MADE AS OF THE 4TH DAY OF FEBRUARY, 2003 (THE "AGREEMENT DATE")

BETWEEN:

AMERICAN NEVADA GOLD CORP., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 1304- 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(the "Company")

AND:

ALY MAWJI, of 758 Miller Avenue, Coquitlam, BC V3J 4K3; (the "Director")

WHEREAS the Director is a director of the Company and the Company would like to grant to the Director an option to purchase common shares of the Company on the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements herein contained the parties hereto covenant and agree (the "Agreement") as follows:

1.

From and including the Agreement Date through to and including the day five years from the Agreement Date (the "Termination Date"), the Director shall have and be entitled to and the Company hereby grants to the Director an option (the "Option") to purchase all or any portion of 300,000 common shares without par value in the capital stock of the Company from treasury at the price of $0.11 per share.

2.

The Option shall immediately vest such that the entire Option will be immediately exercisable by the Director if:

(a)

there is a merger or amalgamation of the Company with another corporation;

(b)

there is any transaction whereby all of the Company's issued and outstanding shares are acquired by of become subject to a takeover bid by another corporation;

(c)

the Director ceases to be a director of the Company as a result of:

(i) his voluntary resignation due to a request by a majority of the directors of the Company or a controlling shareholder of the Company for the Director to resign;

(ii) the failure of the shareholders of the Company to approve at the Company's annual general meeting a resolution electing the Director in circumstances where the Director has agreed to stand for re-election; or

(iii)

a resolution passed by the shareholders of the Company pursuant to subsection 154(3) of the Company Act (British Columbia).

3.

Subject to the terms of this Agreement, the right to take up shares pursuant to the Option is exercisable by the Director giving notice in writing to the Company accompanied by a cheque, certified if so required by the Company, for the full amount of the purchase price of the shares then being purchased.

4.

This is an Option only and does not impose upon the Director any obligation to take up and pay for any of the shares under Option.

5.

The Option shall not be assignable or transferable by the Director otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Director only by the Director himself or herself, as the case may be.

6.

This Option shall terminate 90 days after the Director ceases to be a director of the Company save and except where the Director ceases to be a director of the Company as a result of:

(a)

ceasing to meet the qualifications set forth in section138 of the Company Act, R.S.B.C. 1979,c. 59;

(b)

a special resolution passed by the members of the Company pursuant to subsection 154(3) of the Company Act, R.S.B.C. 1979, c. 59; or

(c)

by order of the Superintendent of Brokers for B.C., B.C. Securities Commission, Canadian Venture Exchange or any securities regulatory body having jurisdiction to so order,

in which case the Option shall terminate on the date the Director ceases to be a director of the Company.

7.

If the Director should die while still a director of the Company, the Option may then be exercised by the Director's legal heirs or personal representatives to the same extent as if the Director were alive and a director of the Company for a period of one year after the Director's death but only for such shares as the Director would have been entitled to purchase pursuant to the Option at the date of the Director's death.

8.

This Agreement and any amendments hereto are subject to the approval of the Canadian Venture Exchange and the members of the Company. In the event such approvals are not obtained within 60 days of the Agreement Date, this Agreement shall be null and void and of no further force and effect.

9.

In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Director and the exercise price thereof shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

10.

In the event that the Company undertakes an amalgamation, merger, reorganization or other arrangement while any portion of the Option is outstanding, the number of shares under option to the Director and the exercise price thereof shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

11.

The Company hereby covenants and agrees to and with the Director that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Director in the event the Director exercises the Option.

IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed effective as of the day and year above written.

The CORPORATE SEAL of AMERICAN NEVADA GOLD CORP. was hereunto affixed in the presence of:

SIGNED, SEALED AND DELIVERED by **Aly Mawji** in the presence of:

Signature of Witness

Name of Witness: JEFF SUNDAR

Address of Witness: 506-1333 HARO ST

VANCOUVER BC V6E 1G4

Occupation of Witness: CORPORATE COMMUNICATIONS

EXHIBIT 4.1

FORM 5D

ESCROW AGREEMENT
(SURPLUS SECURITY)

THIS AGREEMENT is made as of the 7 day of October, 2002.

  AMONG:      AMERICAN NEVADA GOLD CORP.

(the "Issuer")

AND:

PACIFIC CORPORATE TRUST COMPANY

(the "Escrow Agent")

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER

(a "Securityholder" or "you")

(collectively, the "Parties")

This Agreement is being entered into by the Parties under Exchange Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions (the Policy) in connection with a Shares for Debt Transaction. The Issuer is a Tier 2 Issuer as described in Policy 2.1 - Minimum Listing Requirements.

For good and valuable consideration, the Parties agree as follows:

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

PART 1

ESCROW

1.1

Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2

Deposit of Escrow Securities in Escrow

(1)

You are depositing the securities (escrow securities) listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2)

If you receive any other securities (additional escrow securities):

(a)

as a dividend or other distribution on escrow securities;

(b)

on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c)

on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d)

from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to escrow securities, it includes additional escrow securities.

(3)

You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3

Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2

RELEASE OF ESCROW SECURITIES

2.1

Release Provisions

The provisions of Schedule B(4) (Tier 2 Surplus Security Escrow Agreement Release Of Securities) are incorporated into and form part of this Agreement.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

2.2

Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.3

Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Secuiityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.4

Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable_

2.5

Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative provided that:

(a)

the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to delivery the Escrow Agent must receive:

(a)

a certified copy of the death certificate; and

(b)

any evidence of the legal representative's status that the Escrow Agent may reasonably require.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

2.6

Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.7

Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate- Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3

EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1

Early Release - Graduation to Tier 1

(1)

When a Tier 2 Issuer becomes a Tier I Issuer, the release schedule for its escrow securities changes.

(2)

If the Issuer reasonably believes that it meets the Minimum Listing Requirements of a Tier 1 Issuer as described in Policy 2.1 - Minimum Listing Requirements, the Issuer may make application to the Exchange to be listed as a Tier I Issuer. The Issuer must also concurrently provide notice to the Escrow Agent that it is making such an application.

(3)

If the graduation to Tier 1 is accepted by the Exchange, the Exchange will issue an Exchange Bulletin confirming final acceptance for listing of the Issuer on Tier 1. Upon issuance of this Bulletin the Issuer must immediately:

(a)

issue a news release:

(i)

disclosing that it has been accepted for graduation to Tier l; and

(ii)

disclosing the number of escrow securities to be released and the dates of release under the new schedule; and

(b)

provide the news release, together with a copy of the Exchange Bulletin, to the Escrow Agent.

(4)

Upon completion of the steps in section 3.1(3) above, the Issuer's release schedule will be replaced as follows:

Applicable Schedule Pre-Graduation	Applicable Schedule Post-Graduation
Schedule B(2)	Schedule B(1)
Schedule B(4)	Schedule B(3)

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(5)

Within 10 days of the Exchange Bulletin confirming the Issuer's listing on Tier 1, the Escrow Agent must release any escrow securities from escrow securities which under the new release schedule would have been releasable at a date prior to the Exchange Bulletin.

PART 4

DEALING WITH ESCROW SECURITIES

4.1

Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

4.2

Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities of any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3

Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

4.4

Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5

Exercise of Other Rights Attaching to Escrow Securities

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

PART 5

PERMITTED TRANSFERS WITHIN ESCROW

5.1

Transfer to Directors and Senior Officers

(1)

You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer and provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to

10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b)

a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

(c)

an acknowledgment in the form of Form 5E signed by the transferee; and

(d)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.2

Transfer to Other Principals

(1)

You may transfer escrow securities within escrow:

(a)

to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b)        to a person or company that after the proposed transfer

(i)

will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii)

has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries, provided that:

(c)

you make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(d)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must. receive:

(a)

a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

(1)

the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer; or

(ii)

the transfer is to a person or company that:

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities; and

(B)

has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries after the proposed transfer; and

(iii) any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;

(b)

an acknowledgment in the form of Form 5E signed by the transferee; and

(c)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.3

Transfer upon Bankruptcy

(1)

You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer, the Escrow Agent must receive:

(a)

a certified copy of either

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(i)

the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii)

the receiving order adjudging the Securityholder bankrupt;

(b)

a certified copy of a certificate of appointment off the trustee in bankruptcy;

(c)

a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d)

an acknowledgment in the form of Form 5E signed by

(i)

the trustee in bankruptcy or

(ii)

on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

5.4

Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1)

You may transfer escrow securities you have pledged, mortgaged or charged under section 4.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b)

evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(a)

an acknowledgement in the form of Form 5E signed by the financial institution.

5.5

Transfer to Certain Plans and Funds

(1)

You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business clays prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c)

an acknowledgement in the form of Foam 5E signed by the trustee of the plan or fund.

5.6

Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

5.7

Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 6

BUSINESS COMBINATIONS

6.1

Business Combinations

This Part applies to the following (business combinations):

(a)

a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b)

a formal issuer bid for all outstanding equity securities of the Issuer

(c)

a statutory arrangement

(d)

an amalgamation

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(e)

a merger

(f)

a reorganization that has an effect similar to an amalgamation or merger

6.2    Delivery to Escrow Agent

(1)

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a)

a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b)

written consent of the Exchange; and

(c)

any other information concerning the business combination as the Escrow Agent may reasonably require.

6.3

Delivery to Depositary

(1)

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a)

identifies the escrow securities that are being tendered;

(b)

states that the escrow securities are held in escrow;

(c)

states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d)

if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e)

where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

6.4

Release of Escrow Securities to Depositary

(1)

The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a) you or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

(b)

the Exchange does .not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;

(c)

the Escrow .Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i)

the tutus and conditions of the business combination have been met or waived; and

(ii)

the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5

Escrow of New Securities

(1)

If you receive securities (new securities) of another issuer (successor issuer) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities, unless, immediately after completion of the business combination,

(a)

the successor issuer is an exempt issuer as defined in the National Policy;

(b)

the escrow holder was subject to a Value Security Escrow Agreement and is not a Principal of the successor issuer; and

(c)

the escrow holder holds less than 1 % of the voting rights attached to the successor issuer's outstanding securities. (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holders securities and the total securities outstanding.)

6.6

Release from Escrow of New Securities

(1) The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder's new securities as soon as reasonably practicable after the Escrow Agent receives

(a)

a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(i)

stating that it is a successor issuer to the Issuer as a result of a business combination;

(ii)

containing a list of the securityholders whose new securities are subject to escrow tinder section 6.5;

(iii)

containing a list of the securityholders whose new securities are not subject to escrow under section 6.5;

(b)

written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 6.5; and

(2)

The escrow securities of the Securityholders whose securities are not subject to escrow under section 6.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.4.

(3)

If your new securities are subject to escrow, unless subsection (4) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(4)

If the Issuer is a Tier 2 Issuer and the successor issuer is a Tier I Issuer, the release provisions in section 3.1(4) relating to graduation will apply.

PART 7

RESIGNATION OF ESCROW AGENT

7.1

Resignation of Escrow Agent

(1)

If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2)

If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3)

If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the. Issuer and the Securityholders.

(4)

The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5)

If the Issuer has not appointed a successor escrow agent within 60 days of the resignation

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6)

On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7)

If any changes are made to Part 8 of this Agreement as a result off the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to thus Agreement will f e a copy of the new Agreement with the Exchange.

PART 8

OTHER CONTRACTUAL ARRANGEMENTS

8.1

Escrow Agent Not a Trustee

(1)

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2

Escrow Agent Not Responsible for Genuineness

(1)

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3

Escrow Agent Not Responsible for Furnished Information

(1)

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4

Escrow Agent Not Responsible after Release

(1)

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5

Indemnification of Escrow Agent

(1)

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part. of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agreement and the termination of this Agreement.

8.6

Additional Provisions

(1)

The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2)

The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the securities regulators with jurisdiction as set out in section 10.6, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3)

The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4)

In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent. jurisdiction.

(5)

The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under -the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6)

The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

independent judgment.

(7)

The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8)

The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7

Limitation of Liability of Escrow Agent

(1)

The Escrow Agent will not be liable to any off the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or wilful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), -whichever amount shall be greater.

8.8

Remuneration of Escrow Agent

(1)

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9

INDEMNIFICATION OF THE EXCHANGE 9.1

Indemnification

(1)

The Issuer and each Securityholder jointly and severally:

(a)

release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

(b)

agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(c)

agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person's claim, demand or action, arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2)

This indemnity survives the release of the escrow securities and the termination of this Agreement.

PART 1.0

NOTICES

10.1.

Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Pacific Corporate Trust Company 625 Howe Street, 10th Floor Vancouver, B.C. V6C 3B8 Attention: Manager, Corporate Trust Facsimile: (604) 689-8144

10.2

Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

America Nevada Gold Corp.

c/o Suite 1304 - 925 West Georgia Street Vancouver, B.C. V6C 3L2 Attention: Mr. Hari Varshney Facsimile: (604) 682-4768

10.3

Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

10.4

Change of Address

(1)

The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2)

The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3)

A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

10.5

Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 11 GENERAL

11.1

Interpretation - "holding securities"

Unless the context otherwise requires, all capitalized temps that are not otherwise defined in this Agreement, shall have the meanings as defined in Policy 1.1 Interpretation or in Policy.5.4 - Escrow, Vendor Consideration and Resale Restrictions.

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

11.2

Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

11.3

Termination, Amendment, and Waiver of Agreement

(1)

Subject to subsection 11.3(3), this Agreement shall only terminate:

(a)

with respect to all the Parties:

(i)

as specifically provided in this Agreement;

(ii)

subject to subsection 11.3(2), upon the agreement of all Parties; or

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(iii)

when the Securities off all Securityholders have been released from escrow pursuant to this Agreement; and

(b)

with respect to a Party:

(i)

as specifically provided in this Agreement; or

(ii)

if the Party is a Securityholder, when all of the Securityholder's Securities have been released from escrow pursuant to this Agreement.

(2)

An agreement to terminate this Agreement pursuant to section 11.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

(a)

is evidenced by a memorandum in writing signed by all Parties;

(b)

has been consented to in writing by the Exchange; and

(c)

has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(3) Notwithstanding any other provision in this Agreement, the obligations set forth in section 9.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4)

No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

(a)

is evidenced by a memorandum in writing signed by all Parties;

(b)

has been approved in writing by the Exchange; and

(c)

has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(5) No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

11.4

Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

11.5

Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

11.6

Time

Time is of the essence of this Agreement.

11.7

Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement. 11.8 Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

11.9

Governing Laws

The laws of British Columbia and the applicable laws of Canada will govern this Agreement. 11.10 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

11.11

Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

11.12

Language

This Agreement has been drawn up in the [English/French] language at the request of all parties. Cet acte a ete redige en [anglais/francais] a la demande de toutes les parties.

11.13

Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

11.14

Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

11.15

Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

The Parties have executed and delivered this Agreement as of the date set out above.

PACIFIC CORPORATE TRUST COMPANY

MARC CASTONGUAY

T4453

Authorized signatory

YASMIN JUMA

Authorized signatory

AMERICAN NEVADA GOLD CORP.

Authorized signatory

Authorized signatory

If the Securityholder is not an individual:

MADHURI VENTURES INC.

SCHEDULE "A" TO ESCROW AGREEMENT

Securityholder

Name:

MADHURI VENTURES INC.

Signature:

Address for Notice:

1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3C2

Securities:

288

Class and Type (i.e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Surplus Securities	1,485,183

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

SCHEDULE "A" TO ESCROW AGREEMENT

Securityholder

Name:

O.M. MANAGEMENT LTD.

Signature:

Address for Notice:

1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3C2

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Surplus Securities	727,507

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

SCHEDULE "A" TO ESCROW AGREEMENT

Name,

KIMBERLEY REEVES

Address for Notice:

4780 The Glen; West Vancouver, V7S 3C3

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Surplus Securities	500,000

SCHEDULE B(4) - TIER 2 SURPLUS SECURITY ESCROW AGREEMENT RELEASE OF SECURITIES

Timed Release

RELEASE DATES	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	no release
[Insert date 6 months following Exchange Bulletin]	1/20 of your escrow securities
[Insert date 12 months following Exchange Bulletin]	1/19 of your remaining escrow securities
[Insert date 18 months following Exchange Bulletin]	1/18 of your remaining escrow securities
[Insert date 24 months following Exchange Bulletin]	1/17 of your remaining escrow securities
[Insert date 30 months following Exchange Bulletin]	1/8 of your remaining escrow securities
[Insert date 36 months following Exchange Bulletin]	1/7 of your remaining escrow securities
[Insert date 42 months following Exchange Bulletin]	1/6 of your remaining escrow securities
[Insert date 48 months following Exchange Bulletin]	1/5 of your remaining escrow securities
[Insert date 54 months following Exchange Bulletin]	1/4 of your remaining escrow securities
[Insert. date 60 months following Exchange Bulletin]	1/3 of your remaining escrow securities
[Insert date 66 months following Exchange Bulletin]	1/2 of your remaining escrow securities
[Insert date 72 months following Exchange Bulletin]	all of your remaining escrow securities
TOTAL	100%	0

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

EXHIBIT 4.2

FORM 5D

ESCROW AGREEMENT
(VALUE SECURITY)

THIS AGREEMENT is made as of the 7th day of October, 2002.

AMONG:    AMERICAN NEVADA GOLD CORP.

(the "Issuer")

AND:

PACIFIC CORPORATE TRUST COMPANY

(the "Escrow Agent")

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER (a "Securityholder" or "you")

(collectively, the "Parties")

This Agreement is being entered into by the Parties under Exchange Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions (the Policy) in connection with a Shares for Debt Transaction. The Issuer is a Tier 2 Issuer as described in Policy 2.1 - Minimum Listing Requirements.

For good and valuable consideration, the Parties agree as follows:

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

PART I

ESCROW

1.1

Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2

Deposit of Escrow Securities in Escrow

(1)

You are depositing the securities (escrow securities) listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2)

If you receive any other securities (additional escrow securities):

(a)

as a dividend or other distribution on escrow securities;

(b)

on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c)

on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d)

from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to escrow securities, it includes additional escrow securities.

(3)

You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3

Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2

RELEASE OF ESCROW SECURITIES 2.1

Release Provisions

The provisions of Schedule B(2) (Tier 2 Value Security Escrow Agreement Release Of Securities) are incorporated into and form part of this Agreement.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

2.2

Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.3

Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.4

Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.5

Release upon Death

(1)

If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative provided that:

(a)

the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

(b)

the Exchange does not provide notice of its objection to the Escrow .Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to delivery the Escrow Agent must receive:

(a)

a certified copy of the death certificate; and

(b)

any evidence of the legal representative's status that the Escrow Agent may reasonably require.

FORM 5D

                                                       ESCROW AGREEMENT

2.6

Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to. halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.7

Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3

EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1

Early Release - Graduation to Tier 1

(1)

When a Tier 2 Issuer becomes a Tier 1 Issuer, the release schedule for its escrow securities changes.

(2)

If the Issuer reasonably believes that it meets the Minimum Listing Requirements of a Tier 1 Issuer as described in Policy 2.1 - Minimum Listing Requirements, the Issuer may make application to the Exchange to be listed as a Tier 1 Issuer. The Issuer must also concurrently provide notice to the Escrow Agent that it is making such an application.

(3)

If the graduation to Tier 1 is accepted by the Exchange, the Exchange will issue an Exchange Bulletin confirming final acceptance for listing of the Issuer on Tier 1. Upon issuance of this Bulletin the Issuer must immediately:

(a)

issue a news release:

(i)

disclosing that it has been accepted for graduation to Tier 1; and

(ii) disclosing the number of escrow securities to be released and the dates of release under the new schedule; and

(b)

provide the news release, together with a copy of the Exchange Bulletin, to the Escrow Agent.

(4)

Upon completion of the steps in section 3.1(3) above, the Issuer's release schedule will be replaced as follows:

Applicable Schedule Pre-Graduation	Applicable Schedule Post-Graduation
Schedule B(2)	Schedule B(1)
Schedule B(4)	Schedule B(3)

(5)

Within 10 days of the Exchange Bulletin confirming the Issuer's listing on Tier 1, the Escrow Agent must release any escrow securities from escrow securities which under the new release schedule would have been releasable at a date prior to the Exchange Bulletin.

PART 4

DEALING WITH ESCROW SECURITIES

4.1

Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

4.2

Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3

Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

4.4

Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5

Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

PART 5

PERMITTED TRANSFERS WITHIN ESCROW

5.1

Transfer to Directors and Senior Officers

(1)

You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer and provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b)

a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

(c)

an acknowledgment in the form of Form 5E signed by the transferee; and

(d)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.2

Transfer to Other Principals

(1)

You may transfer escrow securities within escrow:

(a)

to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b)

to a person or company that after the proposed transfer

(i)

will hold more than, 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii)

has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

provided that:

(c)

you make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(d)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

(i)

the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% off the voting rights attached to the Issuer's outstanding securities before the proposed transfer; or

(ii)

the transfer is to a person or company that:

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities; and

(B)

has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries after the proposed transfer; and

(iii) any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;

(b)

an acknowledgment in the form of Form 5E signed by the transferee; and

(c)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.3

Transfer upon Bankruptcy

(1)

You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer, the Escrow Agent must receive:

(a)

a certified copy of either

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(i)

the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii)

the receiving order adjudging the Securityholder bankrupt;

(b)

a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c)

a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d)

an acknowledgment in the form of Form SE signed by

(i)

the trustee in bankruptcy or

(ii)

on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

5.4

Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1)

You may transfer escrow securities you have pledged, mortgaged or charged under section 4.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not. more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b)

evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d)

an acknowledgement in the form of Form 5E signed by the financial institution.

5.5

Transfer to Certain Plans and Funds

(1)

You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c)

an acknowledgement in the form of Form 5E signed by the trustee of the :plan or fund.

5.6

Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

5.7

Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 6

BUSINESS COMBINATIONS

6.1

Business Combinations

This Part applies to the following (business combinations):

(a)

a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b)

a formal issuer bid for all outstanding equity securities of the Issuer

 (c)       a statutory arrangement

(d)

an amalgamation

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(e)

a merger

(f)

a reorganization that has an effect similar to an amalgamation or merger

6.2

Delivery to Escrow Agent

(1)

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a)

a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b)

written consent of the Exchange; and

(c)

any other information concerning the business combination as the Escrow Agent may reasonably require.

6.3

Delivery to Depositary

(1)

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a)

identifies the escrow securities that are being tendered;

(b)

states that the escrow securities are held in escrow;

(c)

states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d)

if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e)

where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

6.4

Release of Escrow Securities to Depositary

(1)

The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a) you or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;

(c)

the Escrow Agent receives a declaration signed by the depositary or, if the direction

identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(1)

the terms and conditions of the business combination have been met or waived; and

(ii)

the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5

Escrow of New Securities

(1)

If you receive securities (new securities) of another issuer (successor issuer) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities, unless, immediately after completion of the business combination,

(a)

the successor issuer is an exempt issuer as defined in the National Policy;

(b)

the escrow holder was subject to a Value Security Escrow Agreement and is not a Principal of the successor issuer; and

(c)

the escrow holder holds less than 1% of the voting rights attached to the successor issuer's outstanding securities. (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holders 'securities and the total securities outstanding.)

6.6

Release from Escrow of New Securities

(1) The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder's new securities as soon as reasonably practicable after the Escrow Agent receives

(a)

a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(i)

stating that it is a successor issuer to the Issuer as a result of a business combination;

(ii)

containing a list of the securityholders whose new securities are subject to escrow under section 6.5;

(iii)

containing a list of the securityholders whose new securities are not subject to escrow under section 6.5,

(b)

written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 6.5; and

(2)

The escrow securities of the Securityholders whose securities are not subject to escrow under section 6.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.4.

(3)

If your new securities are subject to escrow, unless subsection (4) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(4)

If the Issuer is a Tier 2 Issuer and the successor issuer is a Tier 1 Issuer, the release provisions in section 3.1(4) relating to graduation will apply.

PART 7

RESIGNATION OF ESCROW AGENT

7.1

Resignation of Escrow Agent

(1)

If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2)

If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3)

If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4)

The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5)

If the Issuer has not appointed a successor escrow agent within 60 days of the resignation

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6)

On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7)

If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will f e a copy of the new Agreement with the Exchange.

PART 8

OTHER CONTRACTUAL ARRANGEMENTS

8.1

Escrow Agent Not a Trustee

(1)

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2

Escrow Agent Not Responsible for Genuineness

(1)

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3

Escrow Agent Not Responsible for Furnished Information

(1)

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4

Escrow Agent Not Responsible after Release

(1)

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5

Indemnification of Escrow Agent

(1)

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agreement and the termination of this Agreement.

8.6

Additional Provisions

(1)

The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2)

The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the securities regulators with jurisdiction as set out in section 10.6, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3)

The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4)

In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5)

The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6)

The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terns of this Agreement. Such documentation must not require the exercise of any discretion or

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

independent judgment.

(7)

The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8)

The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7

Limitation of Liability of Escrow Agent

(1)

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or wilful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8

Remuneration of Escrow Agent

(1)

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand

PART 9

INDEMNIFICATION OF THE EXCHANGE

9.1

Indemnification

(1)

The Issuer and each Securityholder jointly and severally:

(a) release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

(b)

agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(c)

agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person's claim, demand or action, arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2)

This indemnity survives the release of the escrow securities and the termination of this Agreement.

PART 1.0

NOTICES

10.1

Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Pacific Corporate Trust Company 625 Howe Street, 10th Floor Vancouver, B.C. V6C 3B8 Attention: Manager, Corporate Trust Facsimile: (604) 689-8144

10.2

Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

America Nevada Gold Corp.

c/o Suite 1304 - 925 West Georgia Street Vancouver, B.C. V6C 3L2 Attention: Mr. Hari Varshney Facsimile: (604) 682-4768

10.3

Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each SecurityhoIder's address as listed on the Issuer's share register.

10.4

Change of Address

(1)

The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2)

The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3)

A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

10.5

Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 11 GENERAL

11.1

Interpretation - "holding securities"

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in Policy 1.1 - Interpretation or in Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions.

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

11.2

Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

11.3

Termination, Amendment, and Waiver of Agreement

(1)

Subject to subsection 11.3(3), this Agreement shall only terminate:

(a)

with respect to all the Parties:

(i)

as specifically provided in this Agreement;

(ii)

subject to subsection 11.3(2), upon the agreement of all Parties; or

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

(iii)

when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b)

with respect to a Party:

(i)

as specifically provided in this Agreement; or

(ii)

if the Party is a Securityholder, when all of the Securityholder's Securities have been released from escrow pursuant to this Agreement.

(2)

An agreement to terminate this Agreement pursuant to section 11.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

(a)

is evidenced by a memorandum in writing signed by all Parties;

(b)

has been consented to in writing by the Exchange; and

(c)

has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(3)

Notwithstanding any other provision in this Agreement, the obligations set forth in section 9.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4)

No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

(a)

is evidenced by a memorandum in writing signed by all Parties;

(b)

has been approved in writing by the Exchange; and

(c)

has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(5)

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

11.4

Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

FORM 5D

                                                       ESCROW AGREEMENT

11.5

Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

11.6

Time

Time is of the essence of this Agreement.

11.7

Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement.

11.8

Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

11.9

Governing Laws

The laws of British Columbia and the applicable laws of Canada will govern this Agreement.

11.10

Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

11.11

Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

11.12

Language

This Agreement has been drawn up in the [English/French] language at the request of all parties. Cet acte a ete redige en [anglais/franrais] a la demande de toutes les parties.

11.13

Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

11.14

Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

11.15

Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

The Parties have executed and delivered this Agreement as of the date set out above.

PACIFIC CORPORATE TRUST COMPANY

MARC CASTONGUAY

T4454

____

Authorized signatory

YASMIN JUMA

____

Authorized signatory

AMERICAN NEVADA GOLD CORP.

____

Authorized signatory

____

Authorized signatory

FORM 5D

                                                       ESCROW AGREEMENT

(Form as at August 2002)

If the Securityholder is not an individual:

FORM 5D

ESCROW AGREEMENT

FORM 5D

                                                       ESCROW AGREEMENT

If the Securityholder is not an individual:

EH&P INVESTMENT AG

FORM 5D

                                                       ESCROW AGREEMENT

If the Securityholder is not an individual:

 EH&P INVESTMENT AG

FORM 5D

                                                       ESCROW AGREEMENT

314

If the Securityholder is not an individual:

__________________________________

EH&P INVESTMENTS AG

__________________________________
Authorized signatory

__________________________________

Authorized signatory

BUSER MANAGEMENT AG

     ______________________________

Authorized signatory

__________________________________

Authorized signatory

TONGA TRADING LTD

__________________________________

Authorized signatory

__________________________________

Authorized signatory

FORM 5D

                                                       ESCROW AGREEMENT

If the Securityholder is an individual:

Signed, sealed and delivered by

)

MARCO STRUB in the presence of:

)

_____________________________________________________________________________________________________________________

Witness Signature

)

MARCO STRUB

_________________________________________________

Witness Name

)

_________________________________________________

Address

)

_________________________________________________

Occupation

)

FORM 5D

                                                       ESCROW AGREEMENT

If the Securityholder is an individual:

Witness Signature

MARCO STRUB

Monika Ott

Witness Name

CLARIDENSTRASSE 25,

Address ZURICH - 8002

SECRETARY

Occupation

Signed, sealed and delivered by

)

MADHD VARSHNEY in the presence of:

)

_____________________________________________________________________________________________________________________

Witness Signature

)

MADHU VASHNEY

_________________________________________________

Witness Name

)

_________________________________________________

Address

)

_________________________________________________

Occupation

FORM 5D

                                                       ESCROW AGREEMENT

SCHEDULE "A" TO ESCROW AGREEMENT

Name:

EH&P INVESTMENTS AG

signature:

Address for' Notice:

Burglistrasse 6, Postfach, CH-8027 Zurich, Switzerland

Class and Type	Number	Certificate(s) (if applicable)
(i.e.. Value Securities or Surplus Securities
Value Securities	1,485,183

FORM 5D

                                                       ESCROW AGREEMENT

SCHEDULE "A" TO ESCROW AGREEMENT

Class and Type	Number'	Certificate(s) (if applicable)
(i.e. Value Securities or Surplus Securities
Value Securities,	1,485,183

FORM 5D

                                                       ESCROW AGREEMENT

SCHEDULE "A" TO ESCROW AGREEMENT

Securityholder

Name:

TONGA TRADING LTD.

Signature

"Signed"

Address for Notice:

Bearerstr & CH-6301, Zug, Switzerland

Securities:

Class and Type	Number'	Certificate(s) (if applicable)
(i.e. Value Securities or Surplus Securities
Value Securities,	1,485,183

FORM 5D

                                                       ESCROW AGREEMENT

SCHEDULE "A" TO ESCROW AGREEMENT

Securityholder, Name:

Signature:

Address for Notice:

Securities:

Class and Type (i.e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Value Securities	863,949

FORM 5D

                                                       ESCROW AGREEMENT

SCHEDULE "A," TO ESCROW AGREEMENT

Address for Notice:

securities:

Class and Type	Number	Certificate(s) (if applicable)
(i.e. Value Securities or Surplus Securities Value Securities	1,485,183

FORM 5D

                                                       ESCROW AGREEMENT

SCHEDULE "A" TO ESCROW AGREEMENT

Securityholder Name:   MADHU VARSHNEY

Signature:

Address for Notice:

1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3C2 Securities:

Class and Type (L e. Value Securities or Surplus Securities	Number	Certificate(s) (if applicable)
Value Securities	985,183

FORM 5D

                                                       ESCROW AGREEMENT

SCHEDULE B(2) - TIER 2 VALUE SECURITY ESCROW AGREEMENT RELEASE OF SECURITIES

Timed Release

RELEASE DATES	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	1/10 of your escrowed securities
[Insert date 6 months following Exchange Bulletin]	1/6 of your remaining escrow securities
[Insert date 12 months following Exchange Bulletin]	1/5 of your remaining escrow securities
[Insert date 18 months following Exchange Bulletin]	1/4 of your remaining escrow securities
[Insert date 24 months following Exchange Bulletin]	1/3 of your remaining escrow securities
[Insert date 30 months following Exchange Bulletin]	1/2 of your remaining escrow securities
[Insert date 36 months following Exchange Bulletin]	all of your remaining escrow securities
TOTAL	100%	0

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Exchange Bulletin.

FORM 5D

                                                       ESCROW AGREEMENT